February 25, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-9303

Attention:           Ms. Jaea Hahn

Re:                     AIM Counselor Series Trust (Invesco Counselor Series Trust)

                    File No. 333-236069

         AIM Investment Funds (Invesco Investment Funds)

                    File No. 333-236077

         AIM International Mutual Funds (Invesco International Mutual Funds)

                    File No. 333-236073

         AIM Investment Securities Funds (Invesco Investment Securities Funds)

                    File No. 333-236078

         AIM Tax-Exempt Funds (Invesco Tax Exempt Funds)

                    File No. 333-236076

         AIM Growth Series (Invesco Growth Series)

                    File No. 333-236075

         Invesco Management Trust

                    File No. 333-236081

         AIM Sector Funds (Invesco Sector Funds)

                    File No. 333-236070

         AIM Sector Funds (Invesco Sector Funds)

                    File No. 333-236074

         AIM Variable Insurance Funds (Invesco Variable Insurance Funds)

                    File No. 333-236071

         (each a “Registrant” and collectively, the “Registrants”)

Dear Ms. Hahn:

As requested, on behalf of the Registrants, I have attached the changed pages from the below-listed documents that reflect revisions made in response to disclosure and accounting comments from the staff of the Securities and Exchange Commission:

(1)

the Proxy Statement/Prospectus and related Pro Forma Narratives from the Statement of Additional Information that relate to the reorganization of the Invesco Gold & Precious Metals Fund into Invesco Oppenheimer Gold & Special Minerals Fund which were included in the Registration Statement on Form N-14 filed by AIM Sector Funds (Invesco Sector Funds) File No. 333-236074;

(2)

the Proxy Statement/Prospectus and related Pro Forma Narratives from the Statement of Additional Information that relate to the reorganization Invesco V.I. Mid Cap Growth Fund into Invesco Oppenheimer V.I. Discovery Mid Cap Growth Fund which were included in the Registration Statement on Form N-14 filed by AIM Variable Insurance Funds (Invesco Variable Insurance Funds) File No. 333-236071; and

(3)

the Joint Information Statement/Prospectus and related Pro Forma Narratives from the Statement of Additional Information that relate to the reorganizations of 24 separate Invesco Funds and Invesco Oppenheimer Funds which were included in the Registration Statements on Form N-14 filed by AIM Counselor Series Trust (Invesco Counselor Series Trust), File No. 333-236069, AIM Investment Funds (Invesco Investment Funds) File No. 333-236077, AIM International Mutual Funds (Invesco International Mutual Funds) File No. 333-236073, AIM Investment Securities Funds (Invesco Investment Securities Funds) File No. 333-236078, AIM Tax-Exempt Funds (Invesco Tax Exempt Funds) File No. 333-236076, AIM Growth Series (Invesco Growth Series) File No. 333-236075, Invesco Management Trust File No. 333-236081 and AIM Sector Funds (Invesco Sector Funds) File No. 333-236070).

The Registrant represents that (a) there are no other pages that contain material revisions and (b) that no additional material revisions will be made to the following documents: (1) the Proxy Statement/Prospectus and Statement of Additional Information (including the Pro Forma Narratives) that relate to the reorganization of the Invesco Gold & Precious Metals Fund into Invesco Oppenheimer Gold & Special Minerals Fund; (2) the Proxy Statement/Prospectus and Statement of Additional Information (including the Pro Forma Narratives) that relate to the reorganization Invesco V.I. Mid Cap Growth Fund into Invesco Oppenheimer V.I. Discovery Mid Cap Growth Fund and (3) the Joint Information Statement/Prospectus and Statement of Additional Information (including the Pro Forma Narratives) that relate to the reorganization of 24 separate Invesco Funds and Invesco Oppenheimer Funds.

2

If, however, you have any further questions, please contact me at (215) 564-8149 or in my absence, Taylor Edwards, Esq. at (212) 652-4208.

Sincerely,

/s/ Kenneth. L. Greenberg

Kenneth L. Greenberg, Esq

3

PROPOSAL: TO APPROVE AN AGREEMENT AND PLAN OF REORGANIZATION

Shareholders of the Target Fund are being asked to consider and approve an Agreement and Plan of Reorganization (the “Agreement”) that will have the effect of reorganizing the Target Fund with and into the Acquiring Fund, as summarized below. The Agreement provides for (a) the transfer of all or substantially all of the assets (as defined in the Agreement) and assumption of the liabilities (as defined in the Agreement) of the Target Fund by the Acquiring Fund in exchange for shares of a corresponding class of the Acquiring Fund; (b) the distribution of such shares of the corresponding class to the shareholders of the Target Fund; and (c) the distribution of shares in complete liquidation of the Target Fund and the cancellation of the outstanding shares of the Target Fund (the “Reorganization”).

SUMMARY OF KEY INFORMATION

The following is a summary of certain information contained elsewhere in this Proxy Statement/Prospectus, in the Agreement, and/or in the prospectuses and SAIs of the Funds. Shareholders should read the entire Proxy Statement/Prospectus and the prospectus of the Acquiring Fund carefully for more complete information.

On what am I being asked to vote?

As a shareholder of the Target Fund, you are being asked to consider and vote to approve the Agreement under which the assets and liabilities of the Target Fund will be transferred to the Acquiring Fund.

If the shareholders of the Target Fund vote to approve the Agreement, then shareholders of the Target Fund will become shareholders of the Acquiring Fund on or about May 15, 2020 and will no longer be shareholders of the Target Fund. Shareholders of the Target Fund will receive shares of the Acquiring Fund (“Acquiring Fund Shares”) with an aggregate net asset value (“NAV”) equivalent to their investment in the corresponding class of shares of the Target Fund as noted in the chart below.

Target Fund	Acquiring Fund
Class A	Class A
Class C	Class C
Investor	Class A
Class Y	Class Y
Class R6	Class R6

Because the Funds have different NAVs per share, the number of Acquiring Fund Shares that you receive will likely be different than the number of shares of the Target Fund that you own, but the total value of your investment will be the same immediately before and after the exchange. After the Acquiring Fund Shares are distributed to the Target Fund’s shareholders, the Target Fund will be completely liquidated and dissolved.

Has my Fund’s Board of Trustees approved the Reorganization?

Yes. The Board has carefully reviewed the proposal and unanimously approved the Agreement and the Reorganization. The Board recommends that shareholders of the Target Fund vote in favor of the Agreement.

What are the reasons for the proposed Reorganization?

On May 24, 2019, Invesco Ltd. (“Invesco”), the indirect parent company of Invesco Advisers, Inc., the Funds’ investment adviser (“Invesco Advisers” or “Adviser”), acquired OppenheimerFunds, Inc. and its subsidiaries (collectively, “OFI”), which included OFI’s mutual fund business comprised of 83 Oppenheimer branded funds. This transaction created a larger family of funds that offers a broader range of equity, fixed income, alternative and other investment options. The transaction also resulted in product overlap within Invesco’s mutual fund platform. The Reorganization proposed in this Proxy Statement/Prospectus is part of a larger group of reorganizations occurring across Invesco’s mutual fund platform. The reorganizations are designed to allow Invesco to put forth its most compelling investment processes and strategies, reduce product overlap, ensure the resulting funds can be clearly distinguished in the marketplace, and build a solid foundation for further growth of a mutual fund platform that is economically viable and sustainable.

The Reorganization is also intended to create a larger combined Fund with a more diversified shareholder base and a larger asset base against which fixed dollar costs may be allocated and potentially create economies of scale to benefit shareholders.

In considering the Reorganization and the Agreement, the Board considered these and other factors in concluding that the Reorganization would be in the best interest of the Funds. The Board’s considerations are described in more detail in the “THE PROPOSED REORGANIZATION — Board Considerations in Approving the Reorganization” section below.

What effect will the Reorganization have on me as a shareholder?

Immediately after the Reorganization, you will hold shares of a class of the Acquiring Fund that are equal in value to the shares of the corresponding class of the Target Fund that you held immediately prior to the closing of the Reorganization. The principal differences between the Target Fund and the Acquiring Fund are described in this Proxy Statement/Prospectus. The prospectus of the Acquiring Fund that accompanies this Proxy Statement/Prospectus contains additional information about the Acquiring Fund that you will hold shares of following the Reorganization, if approved by shareholders.

As described in more detail in “FEDERAL INCOME TAX CONSIDERATIONS — Repositioning of the Target Fund’s Portfolio Assets” below, a portion of the Target Fund’s portfolio assets may be sold in connection with the Reorganization (as distinct from normal portfolio turnover). The Adviser anticipates selling a significant portion of the Target Fund’s portfolio assets; however, shareholders, depending on the position of the Fund at the time of the repositioning, as described further below, are not likely to realize capital gains. The Target Fund will also bear the associated brokerage costs of repositioning of the Fund’s portfolio.

Combining the assets of the Target Fund ($223.9 million as of October 31, 2019) and the Acquiring Fund ($1,276.2 million as of October 31, 2019) will allow the fixed costs of the Funds to be spread over a larger asset base.

What are the costs of the Reorganization and who is responsible for paying the costs?

The total cost of the Reorganization to be paid by the Target Fund is estimated to be $290,000. The costs of the Reorganization include legal counsel fees, independent accountant fees, expenses related to the printing and mailing of this Proxy Statement/Prospectus and fees associated with the proxy solicitation but do not include any portfolio transaction costs arising from the Reorganization.

How do the Funds’ investment objectives, principal investment strategies and risks compare?

Investment Objectives. The Funds’ investment objectives are substantially the same. The Acquiring Fund seeks long-term growth of capital and the Target Fund seeks capital appreciation. Whereas the Target Fund’s investment objective is classified as non-fundamental, which means that it can be changed by the Board without shareholder approval, the Acquiring Fund’s investment objective is classified as fundamental and cannot be changed without shareholder approval.

Investment Strategy and Risks. The principal investment strategies of the Acquiring Fund are similar to the principal investment strategies of the Target Fund. Both the Target Fund and Acquiring Fund invest primarily in equity securities of U.S. and foreign issuers that focus on doing business in the gold and special minerals sector. The Target Fund and Acquiring Fund have different policies with respect to the ability to invest directly or indirectly in actual precious metals. The Target Fund may invest directly or indirectly up to 10% of its net assets in gold bullion. The Acquiring Fund has a more expansive policy in that it may invest up to 20% of its total assets in gold or silver bullion, in other precious metals, in metals naturally occurring with precious metals, in certificates representing an ownership interest in those metals, and in gold or silver coins. The Target Fund and Acquiring Fund also may both invest in derivatives, but the Acquiring Fund may be exposed to a broader array of derivatives, such as commodity futures, financial futures, options and swap contracts, and other commodity-linked investments through its ability to invest in a wholly-owned subsidiary (the “Subsidiary”). The Acquiring Fund also has different investment policies and limitations than the Target Fund. As a result, the risks of owning shares of the Acquiring Fund are similar to the risks of owning shares of the Target Fund, although the risks of the Funds may not be exactly the same.

In addition, the Acquiring Fund, but not the Target Fund, is non-diversified under the Investment Company Act of 1940, as amended (the “1940 Act”), which means that the Acquiring Fund may invest a greater portion of its assets in the securities of a single issuer than if it were a diversified fund. The sections below entitled “ADDITIONAL INFORMATION ABOUT THE FUNDS — Comparison of Principal Investment Strategies” and “Comparison of the Principal Risks of Investing in the Funds” compare the principal investment strategies and risks of the Target Fund and the Acquiring Fund, including the risks associated with the Acquiring Fund’s investments in the Subsidiary and its classification as a non-diversified fund, and highlight certain key differences.

How do the Funds’ expenses compare?

The tables below provide a summary comparison of the expenses of the Target Fund and the Acquiring Fund, as well as estimated expenses on a pro forma basis giving effect to the proposed Reorganization. The pro forma expense ratios show projected estimated expenses, but actual expenses may be greater or less than those shown.

Expense Tables and Expense Examples*

	Current		Pro Forma
	Target Fund	Acquiring Fund	Target Fund + Acquiring Fund (assumes Reorganization is completed)
	Class A	Class A	Class A
Shareholder Fees (Fees paid directly from your investment)
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	5.50%	5.50%	5.50%
Maximum Deferred Sales Charge (Load) (as a percentage of original purchase price or redemption proceeds, whichever is less)	None [1]	None [1]	None [1]

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.75%	0.65%	0.62%
Distribution and Service (12b-1) Fees	0.25%	0.24%	0.23%
Other Expenses	0.52%	0.33%[2]	0.33%
Total Annual Fund Operating Expenses	1.52%	1.22%	1.18%
Fee Waiver and/or Expense Reimbursement	0.00%	0.05%[3]	0.01%[3]
Total Annual Fund Operating Expenses after Fee Waiver and/or Expense Reimbursement	1.52%	1.17%	1.17%

	Current		Pro Forma
	Target Fund	Acquiring Fund	Target Fund + Acquiring Fund (assumes Reorganization is completed)
	Class C	Class C	Class C
Shareholder Fees (Fees paid directly from your investment)
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None	None	None
Maximum Deferred Sales Charge (Load) (as a percentage of original purchase price or redemption proceeds, whichever is less)	1.00%	1.00%[4]	1.00%

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.75%	0.65%	0.62%
Distribution and Service (12b-1) Fees	1.00%	1.00%	1.00%
Other Expenses	0.52%	0.33%[2]	0.33%
Total Annual Fund Operating Expenses	2.27%	1.98%	1.95%
Fee Waiver and/or Expense Reimbursement	0.00%	0.06%[3]	0.03%[3]
Total Annual Fund Operating Expenses after Fee Waiver and/or Expense Reimbursement	2.27%	1.92%	1.92%

	Current		Pro Forma
	Target Fund	Acquiring Fund	Target Fund + Acquiring Fund (assumes Reorganization is completed)
	Class R6	Class R6	Class R6
Shareholder Fees (Fees paid directly from your investment)
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None	None	None
Maximum Deferred Sales Charge (Load) (as a percentage of original purchase price or redemption proceeds, whichever is less)	None	None	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.75%	0.65%	0.62%**
Distribution and Service (12b-1) Fees	None	None	None
Other Expenses	0.26%	0.09%[2]	0.10%
Total Annual Fund Operating Expenses	1.01%	0.74%	0.72%

*

Expense ratios reflect annual fund operating expenses as of October 31, 2019 for the Target Fund and the Acquiring Fund. Pro forma numbers are estimated as if the Reorganization had been completed as of November 1, 2018 and the Acquiring Fund experienced a year of combined operations and do not include the estimated costs of the Reorganization. The estimated Reorganization costs that the Target Fund will bear are $290,000. For more information on the costs of the Reorganization to be borne by the Target Fund, see “Costs of the Reorganization” below.

**

Pro forma management fees have been adjusted to reflect the new advisory fee rates in effect for the Acquiring Fund scheduled to be effective upon the closing of the Reorganization based on pro forma combined net assets.

1.	A contingent deferred sales charge may apply in some cases. See “Shareholder Account Information-Contingent Deferred Sales Charges (CDSCs)” in each Fund’s prospectus for more information.

2.	“Other Expenses” are based on estimated amounts for the current fiscal year.

3.

Invesco Advisers, Inc. (Invesco or the Adviser) has contractually agreed to waive advisory fees and/or reimburse expenses to the extent necessary to limit Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement (excluding certain items discussed below) of Class A, Class C, Class Y and Class R6 shares to 1.17%, 1.92%, 0.92%, and 0.75% respectively, of the Acquiring Fund’s average daily net assets (the “expense limits”) through May 31, 2021. During its term, the fee waiver agreement cannot be terminated or amended to increase the expense limits without approval of the Board of Trustees. In determining the Adviser’s obligation to waive advisory fees and/or reimburse expenses, the following expenses are not taken into account, and could cause the Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement to exceed the limit reflected above: (i) interest; (ii) taxes; (iii) dividend expenses on short sales; (iv) extraordinary or non-routine items, including litigation expenses; and (v) expenses that the Fund has incurred but did not actually pay because of an expense offset arrangement, if applicable.

4.

Class C shares are subject to a CDSC. If you redeem your shares during the first year since your purchase has been made you will be assessed a 1% CDSC, unless you qualify for certain CDSC exceptions described in the accompanying prospectus.

Expense Example

This Example is intended to help you compare the costs of investing in different classes of the Target Fund and the Acquiring Fund with the cost of investing in other mutual funds. Pro forma combined costs of investing in different classes of the Acquiring Fund after giving effect to the Reorganization of the Target Fund into the Acquiring Fund are also provided. All costs are based upon the information set forth in the Fee Tables above.

The Example assumes that you invest $10,000 for the time periods indicated and shows the expenses that you would pay if you redeem all of your shares at the end of those time periods. This Example does not include commissions and/or other advisory fee of the Acquiring Fund so that its advisory fees will be the same or lower than those of the Target Fund at all breakpoints effective and contingent upon the closing of the Reorganization.

Target Fund Advisory Fee Schedule	Acquiring Fund Advisory Fee Schedule

First $350 million: 0.75%	First $200 million: 0.75%
Next $350 million: 0.65%	Next $200 million: 0.72%
Next $1.3 billion: 0.55%	Next $200 million: 0.69%
Next $2 billion: 0.45%	Next $200 million: 0.66%
Next $2 billion: 0.40%	Next $2.2 billion: 0.60%
Next $2 billion: 0.375%	Next $1 billion: 0.59%
Over $8 billion: 0.35%	Next $2 billion: 0.58%
Next $4 billion: 0.57%
Over $10 billion: 0.56%

During the fiscal year ended April 30, 2019, the Adviser received compensation of 0.75% of the Target Fund’s average daily net assets, after fee waivers and/or expense reimbursements. During the fiscal year ended June 30, 2019, the Adviser received compensation of 0.69% of the Acquiring Fund’s average daily net assets, after fee waivers and/or expense reimbursements. Such fees and/or expense reimbursements are not subject to any recoupment by the Adviser.

Invesco Advisers is located at 1555 Peachtree Street, N.E., Atlanta, Georgia 30309. Invesco Advisers has acted as an investment adviser since its organization in 1976. As of January 31, 2020, Invesco Advisers had $1,218.7 billion under management. Invesco Advisers is an indirect, wholly owned subsidiary of Invesco.

Invesco Canada Ltd. (Invesco Canada) serves as the Target Fund’s investment sub-adviser. Invesco Canada, an affiliate of the Adviser, is located at 5140 Yonge Street, Suite 800, Toronto, Ontario M2N 6X7, Canada. Invesco Canada has been managing assets since 1981.

The Master Investment Advisory Agreement (Advisory Agreement) provides that, in fulfilling its responsibilities, Invesco Advisers may engage the services of other investment managers with respect to the Funds.

Invesco Advisers has entered into a Sub-Advisory Agreement with certain affiliates to serve as sub-advisers to the Funds (each a Sub-Adviser), pursuant to which these affiliated sub-advisers may be appointed by Invesco Advisers from time to time to provide discretionary investment management services, investment advice, and/or order execution services to the Fund. These affiliated sub-advisers, each of which is a registered investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”) are:

Invesco Asset Management (Japan) Limited (Invesco Japan)

Invesco Asset Management Deutschland GmbH (Invesco Deutschland)

Invesco Asset Management Limited (Invesco Asset Management)

Invesco Canada Ltd. (Invesco Canada)

Invesco Hong Kong Limited (Invesco Hong Kong)

Invesco Senior Secured Management, Inc. (Invesco Senior Secured)

With respect to the Acquiring Fund, Invesco Advisers has also entered into Sub-Advisory Agreements with two additional affiliates, Invesco Capital Management LLC (Invesco Capital) and Invesco Asset Management (India) Private Limited (Invesco India), each a registered investment adviser under the Advisers Act, to provide discretionary investment management services, investment advice, and/or order execution services to the Fund. Invesco Advisers and each Sub-Adviser (each a Sub-Adviser and collectively, the Sub-Advisers) are indirect wholly-owned subsidiaries of Invesco. With respect to the Acquiring Fund, Invesco Advisers has also entered into a sub-advisory agreement with OFI, a wholly-owned subsidiary of Invesco Advisers and a registered investment adviser under the Advisers Act to provide discretionary investment management services, investment advice, and/or order execution services to such Funds.

Listed in the chart below are other key service providers to the Target Fund and Acquiring Fund, including the administrator, transfer agent, distributor, custodian, and independent registered public accounting firm. The Acquiring Fund’s prospectus and SAI describe the services and other arrangements with these service providers.

Service Provider	Target Fund	Acquiring Fund

Administrator	Invesco Advisers	Invesco Advisers
Transfer Agent	Invesco Investment Services, Inc., 11 Greenway Plaza, Suite 1000, Houston, Texas 77046-1173	Invesco Investment Services, Inc.

Sub-Transfer Agent	Invesco Canada	Invesco Canada
Distributor	Invesco Distributors, Inc. 11 Greenway Plaza, Suite 1000 Houston, TX 77046-1173	Invesco Distributors, Inc.

Custodian

State Street Bank and Trust Company

225 Franklin Street

Boston, Massachusetts 02110-2801

The Bank of New York Mellon,

2 Hanson Place, Brooklyn,

New York 11217-1431

(serves as sub-custodian to facilitate cash management)

JPMorgan Chase Bank 4 Chase Metro Tech Center Brooklyn, New York 11245

Independent Registered Public Accounting Firm	PricewaterhouseCoopers LLP 1000 Louisiana Street, Suite 5800 Houston, Texas 77002-5021	PricewaterhouseCoopers LLP 1000 Louisiana Street, Suite 5800 Houston, Texas 77002-5021

How do the Funds’ purchase and redemption procedures and exchange policies compare?

The purchase and redemption procedures and exchange policies for each class of the Target Fund are the same as those of the corresponding class of the Acquiring Fund except that Investor Class shares of the Target Fund cannot be exchanged for Class A shares of any Fund which offers Investor Class shares.

How do the Funds’ sales charges and distribution arrangements compare?

The sales charges and sales charge exemptions for each class of the Target Fund are the same as those of the corresponding class of the Acquiring Fund. However, as part of the Reorganization, Target Fund shareholders who hold Investor Class shares, which are not subject to a sales charge, will receive Class A shares of the Acquiring Fund, which are subject to sales charge fees. Investor Class shareholders who receive Class A shares of the Acquiring Fund will be able to purchase additional Class A shares without paying an initial sales charge. For more information on the sales charges and distribution and shareholder servicing arrangements of the Funds, see the section entitled “Comparison of Share Classes and Distribution Arrangements.”

Will the Acquiring Fund have different portfolio managers than the Target Fund?

Yes. The portfolio managers of the Target Fund and the Acquiring Fund will be different. The Acquiring Fund prospectus that accompanies this Proxy Statement/Prospectus provides biographical information about the portfolio manager for the Acquiring Fund.

Will there be any tax consequences resulting from the proposal?

The Reorganization is intended to qualify as a tax-free reorganization for federal income tax purposes, and the delivery of a legal opinion to that effect is a condition of closing of the Reorganization, although there can be no assurance that the

Internal Revenue Service (“IRS”) will adopt a similar position. Being a tax-free reorganization means that, subject to the limited exceptions described below under the heading “FEDERAL INCOME TAX CONSEQUENCES OF THE REORGANIZATION,” the shareholders of the Target Fund will not recognize income, gain or loss for federal income tax purposes upon the exchange of all of their shares in the Target Fund for shares in the Acquiring Fund. (Notwithstanding the foregoing, shareholders should review “Repositioning of the Target Fund’s Portfolio Assets” below for important information on the possible realization of capital gain by the Target Fund and, subject to the availability of capital loss carryovers, the Target Fund shareholders may realize capital gain as a result of the repositioning.) Shareholders should consult their tax advisers about state and local tax consequences of the Reorganization, if any, because the information about tax consequences in this Prospectus/Proxy Statement relates only to the federal income tax consequences of the Reorganization. For more information, please see the section “FEDERAL INCOME TAX CONSEQUENCES OF THE REORGANIZATION.”

Repositioning of the Target Fund’s Portfolio Assets

As described in more detail in “FEDERAL INCOME TAX CONSIDERATIONS — Repositioning of Target Fund’s Portfolio Assets” below, a portion of the Target Fund’s portfolio assets (approximately 40%, based on portfolio assets as of December 10, 2019, and valued at approximately $87,000,000), may be sold in connection with the Reorganization (as distinct from normal portfolio turnover). The Adviser expects that the Acquiring Fund will retain, after the Reorganization, a majority of the portfolio holdings of the Target Fund; however, shareholders, depending on the position of the Fund, at the time of the repositioning, as described further below, are not likely to realize capital gains as a result of the repositioning. Such repositioning of the Target Fund’s portfolio assets may occur before the closing of the Reorganization. These sales may result in the realization of capital gains, which to the extent not offset by any available capital loss carryovers, would be distributed to shareholders. The amount of any capital gains that may be realized and distributed to the shareholders will depend upon a variety of factors, including the Target Fund’s net unrealized appreciation in the value of its portfolio assets at that time and whether such repositioning occurs before or after the Reorganization. Additionally, if the sale of such portfolio assets occurs after the closing of the Reorganization, the ability of the combined Fund to fully utilize the Target Fund’s capital loss carryovers, if any as of the closing, to offset the resulting capital gain may be limited as described below with the result that shareholders of the Acquiring Fund may receive a greater amount of capital gain distributions than they would have had if the Reorganization had not occurred. Transaction costs also may be incurred due to the repositioning of the portfolio and will be borne by Target Fund shareholders. The transaction costs anticipated in connection with the sale of such portfolio securities prior to the Reorganization of the Target Fund are estimated to be approximately $453,000 and have a 0.208% basis point impact on the Target Fund’s asset base.

When is the Reorganization expected to occur?

If shareholders of the Target Fund approve the Reorganization, it is anticipated that the Reorganization will occur on or about May 15, 2020.

How do I vote on the Reorganization?

There are several ways you can vote your shares, including in person at the Meeting, by mail, by telephone or via the Internet. The proxy card that accompanies this Proxy Statement/Prospectus provides detailed instructions on how you may vote your shares. If you properly fill in and sign your proxy card and send it to us in time to vote at the Meeting, your “proxy” (the individuals named on your proxy card) will vote your shares as you have directed. If you sign your proxy card but do not make specific choices, your proxy will vote your shares FOR the proposal, as recommended by the Board, and in their best judgment on other matters.

What will happen if shareholders do not approve the Reorganization?

If the shareholders of the Target Fund do not approve the Reorganization, the Target Fund will not reorganize into the Acquiring Fund and the Board will consider other possible courses of action for the Target Fund.

What if I do not wish to participate in the Reorganization?

If you do not wish to have your shares of the Target Fund exchanged for shares of the Acquiring Fund as part of the Reorganization if approved by shareholders, you may redeem your shares prior to the consummation of the Reorganization. If you redeem your shares, you will incur any applicable deferred sales charge and if you hold shares in a taxable account, you may recognize a taxable gain or loss based on the difference between your tax basis in the shares and the amount you receive for them.

Why are you sending me the Proxy Statement/Prospectus?

You are receiving this Proxy Statement/Prospectus because you own shares in the Target Fund as of the Record Date and have the right to vote on the very important proposal described herein concerning your Fund. This Proxy Statement/

Prospectus contains information that shareholders of the Target Fund should know before voting on the proposed Reorganization. This document is both a proxy statement of the Target Fund and also a prospectus for the Acquiring Fund.

Where can I find more information about the Funds and the Reorganization?

Additional information about the Funds can be found in their respective prospectuses and SAIs. The remainder of this Proxy Statement/Prospectus contains additional information about the Reorganization. You are encouraged to read the entire document. If you need any assistance or have any questions regarding the Reorganization or how to vote, please call 1-866-438-4810.

ADDITIONAL INFORMATION ABOUT THE FUNDS

Comparison of Principal Investment Strategies and Principal Investments

The following section compares the principal investment strategies and principal investments of the Target Fund with the principal investment strategies and principal investments of the Acquiring Fund and highlights any key differences. In addition to the principal investment strategies described below, each Fund is also subject to certain additional investment policies and limitations, which are described in each Fund’s prospectus and SAI. The cover page of this Proxy Statement/Prospectus describes how you can obtain copies of these documents.

Both the Target Fund and Acquiring Fund invest primarily in equity securities of U.S. and foreign issuers that focus on doing business in the gold and special minerals sector. Each Fund has an 80% policy of investing in the gold and special minerals sector that is similar, but not identical. The Target Fund invests at least 80% of its net assets in securities of issuers engaged in exploring for, mining, processing, or dealing and investing in gold and other precious metals such as silver, platinum and palladium, as well as diamonds (the gold and precious metals sector), and in derivatives and other instruments that have economic characteristics similar to such securities. The Acquiring Fund invests at least 80% of its assets in common stocks of companies that are involved in mining, processing or dealing in gold or other metals or minerals, gold bullion, other physical metals, and precious metals-related ETFs, and in derivatives and other instruments that have economic characteristics similar to such securities. The Target Fund’s 80% policy focuses exclusively on companies involved in the gold and precious metals sector, while the Acquiring Fund’s 80% policy is more flexible and includes the ability to invest in companies involved in other metal and mineral businesses. In addition, the Acquiring Fund’s 80% policy specifically references the ability to invest in precious metals-related ETFs. While the Target Fund’s 80% policy does not explicitly reference such investments, the Target Fund is permitted to invest in gold and precious metals-related ETFs, and such investments count toward the Target Fund’s 80% policy.

The Target Fund and Acquiring Fund have different policies with respect to the ability to invest directly or indirectly in actual precious metals. The Target Fund may invest directly or indirectly up to 10% of its net assets in gold bullion. The Acquiring Fund has a more expansive policy in that it may invest up to 20% of its total assets in gold or silver bullion, in other precious metals, in metals naturally occurring with precious metals, in certificates representing an ownership interest in those metals, and in gold or silver coins.

The Target Fund and Acquiring Fund may both invest in derivatives, but the Acquiring Fund may be exposed to a broader array of derivatives and other commodity-linked investments through its ability to invest in a wholly-owned subsidiary. The Acquiring Fund’s wholly-owned subsidiary may invest in gold bullion and other precious metals, shares of exchange-traded funds that invest in gold bullion (Gold ETFs), commodity-linked derivatives related to gold or other special minerals (including commodity futures, financial futures, options and swap contracts), and certain fixed-income securities and other investments that may serve as margin or collateral for its derivatives positions. The Target Fund and Acquiring Fund may both invest in derivatives, but the Acquiring Fund may be exposed to a broader array of derivatives and other commodity-linked investments through its ability to invest in the Subsidiary. The Subsidiary may invest in gold bullion and other precious metals, shares of exchange-traded funds that invest in gold bullion (Gold ETFs), commodity-linked derivatives related to gold or other special minerals (including commodity futures, financial futures, options and swap contracts), and certain fixed-income securities and other investments that may serve as margin or collateral for its derivatives positions. The Acquiring Fund may also invest directly in options, futures and forward contracts. The Acquiring Fund, directly or indirectly through the Subsidiary, may invest in the aforementioned derivatives for hedging or speculative purposes. The Target Fund may invest in forward foreign currency contracts for hedging purposes as a principal strategy. For more information on the risks associated with each Fund’s use of derivatives, please see the Funds’ prospectuses. The Target Fund may invest in forward foreign currency contracts as a principal strategy. Because the Acquiring Fund is non-diversified, it may invest a greater portion of its assets in the securities of a single issuer than if it were a diversified fund, which can result in the Acquiring Fund having greater exposure to risks associated with and developments affecting that issuer than a fund that invests more widely.

Both Funds investment strategies use bottom-up analysis. However, the Target Fund also takes top-down macroeconomic research into consideration. The Target Fund’s investment strategy places emphasis on valuation and risk/reward profiles of potential investments. The Acquiring Fund focuses on the growth potential and valuations of the stocks of companies. The Target Fund is diversified and the Acquiring Fund is non-diversified, as discussed in the section below entitled “Comparison of Fundamental and Non-Fundamental Investment Restrictions.”

Comparison of Principal Risks of Investing in the Funds

The table below describes the principal risks that may affect each Fund’s investment portfolio. All of the current principal investment risks of the Target Fund also are principal risks of the Acquiring Fund. In addition, as noted below in the chart, the Acquiring Fund discloses additional principal investment risks. For more information on the risks associated with the Acquiring Fund, see the “Investment Strategies and Risks” section of the Acquiring Fund’s SAI.

Principal Investment Risks Common to Both Funds	Principal Investment Risks Disclosed by the Acquiring Fund but not the Target Fund
Derivatives	Commodity Linked Investments
Emerging Markets Securities	Eurozone Investment
Foreign Securities	Investing in Gold ETFs
Gold Bullion	Growth Investing
Gold and Precious Metals Sector/Mining and Metals	Non-Diversification
Industry/ Concentration	Investment in Acquiring Fund’s Wholly Owned
Investing in Common Stock/Market	Subsidiary
Small and Mid-Capitalization Companies
Canada*
Management

*

Although not stated as a separate risk for the Acquiring Fund, the Acquiring Fund addresses risks related to the geographic locations in which the principal supplies of gold are concentrated, including Canada, in its discussion of “Risks of Mining & Metal Industry Securities.”

Below are descriptions of the Principal Investment Risks that are disclosed by the Acquiring Fund but not the Target Fund:

Risks of Commodity-Linked Investments. Commodity-linked investments are considered speculative and have substantial risks, including the risk of loss of a significant portion of their principal value. Prices of commodities and commodity-linked investments may fluctuate significantly over short periods due to a variety of factors, including for example agricultural, economic and regulatory developments. These risks may make commodity-linked investments more volatile than other types of investments. The tax treatment of commodity-linked investments may be adversely affected by changes in legislation, regulations or other legally binding authority. If, as a result of any such adverse action, the income of the Acquiring Fund from certain commodity-linked derivatives was treated as non-qualifying income, the Acquiring Fund might fail to qualify as a regulated investment company and be subject to federal income tax at the Acquiring Fund level.

Eurozone Investment Risks. Certain of the regions in which the Acquiring Fund may invest, including the European Union (EU), currently experience significant financial difficulties. Following the global economic crisis that began in 2008, some of these countries have depended on, and may continue to be dependent on, the assistance from others such as the European Central Bank (ECB) or other governments or institutions, and failure to implement reforms as a condition of assistance could have a significant adverse effect on the value of investments in those and other European countries. In addition, countries that have adopted the euro are subject to fiscal and monetary controls that could limit the ability to implement their own economic policies, and could voluntarily abandon, or be forced out of, the euro. Such events could impact the market values of Eurozone and various other securities and currencies, cause redenomination of certain securities into less valuable local currencies and create more volatile and illiquid markets. Additionally, the United Kingdom’s intended departure from the EU, commonly known as “Brexit,” may have significant political and financial consequences for Eurozone markets, including greater market volatility and illiquidity, currency fluctuations, deterioration in economic activity, a decrease in business confidence and an increased likelihood of a recession in the United Kingdom.

Target Fund	Acquiring Fund
permit the Target Fund to invest in ETFs, investment companies and other pooled investment vehicles that invest in physical and/or financial commodities, subject to the limits described in the Funds’ prospectuses and statement of additional information.

80% Investment Policy	80% Investment Policy

Non-Fundamental: The Targets Fund invests, under normal circumstances, at least 80% of its assets in securities of issuers engaged in exploring for, mining, processing, or dealing and investing in gold and other precious metals such as silver, platinum and palladium, as well as diamonds.	Non-Fundamental: The Acquiring Fund invests, under normal market conditions, at least 80% of the Fund’s assets in common stocks of companies that are involved in mining, processing or dealing in gold or other metals or minerals, gold bullion, other physical metals, and precious metals related ETFs.

For purposes of each Fund’s 80% policy stated above, “assets” means net assets, plus the amount of any borrowings for investment purposes. Derivatives and other instruments that have economic characteristics similar to the securities described above for a Fund may also be counted towards that Fund’s 80% policy.

Fundamental investment restrictions of a Fund cannot be changed without shareholder approval. Non-fundamental investment restrictions of a Fund can be changed by a Fund’s Board of Trustees.

Both the Target Fund and the Acquiring Fund may be subject to other investment restrictions that are not identified above. A full description of the Target Fund’s and the Acquiring Fund’s investment policies and restrictions may be found in its respective SAI.

Comparison of Share Classes and Distribution Arrangements

Shares of each class of the Target Fund will be exchanged for shares of a specific class of the Acquiring Fund. Generally, you will not pay an initial sales charge on Acquiring Fund Class A shares that you receive in connection with the Reorganization. In addition, the exchange of Class A shares or Class C shares of the Target Fund for corresponding classes of the Acquiring Fund at the consummation of the Reorganization will not result in the imposition of any contingent deferred sales charge that applies to those share classes. Upon consummation of the Reorganization, former Target Fund shareholders of Class A shares or Class C shares will be credited for the period of time from their original date of purchase of the Target Fund Class A shares or Class C shares for purposes of determining the amount of any contingent deferred sales charge that may be due upon subsequent redemption, if any. The Acquiring Fund initial sales charges for Class A shares and contingent deferred sales charges that apply to Class A shares and Class C shares will apply to any Class A shares or Class C shares of the Acquiring Fund purchased after the Reorganization, unless you are eligible for a reduction or waiver of the initial sales charge or contingent deferred sales charge. For more information on eligibility for sales charge reductions and waivers, please see the “Shareholder Account Information” section in the Acquiring Fund’s prospectus that accompanies this Proxy Statement/Prospectus. The following sub-sections identify the Acquiring Fund share class that corresponds with each Target Fund share class as well as the different distribution arrangements among the various share classes.

Distribution Arrangements. Invesco Distributors, Inc. (“IDI”), a wholly-owned subsidiary of Invesco, is the principal underwriter for the Target Fund and the Acquiring Fund pursuant to written agreements (“Distribution Agreements”). The Distribution Agreements provide that IDI has the exclusive right to distribute shares of the Funds on a continuous basis directly and through authorized financial intermediaries.

Class Structure. The Funds each offer multiple share classes. Each such class offers a distinct structure of sales charges, distribution and/or service fees, and reductions and waivers thereto, which are designed to address a variety of shareholder servicing needs. In addition, some share classes have certain eligibility requirements that must be met to invest in that class of shares. The eligibility requirements are the same for each Fund and are described in the Funds’ prospectuses.

The share classes offered by the Target Fund and the corresponding share classes of the Acquiring Fund that Target Fund shareholders will receive in connection with the Reorganization are as set forth in the chart below. The Acquiring Fund also offers additional classes of shares that are not part of the Reorganization.

Target Fund Share Classes	Acquiring Fund Share Classes
Class A	Class A
Class C	Class C
Investor Class	Class A
Class R6	Class R6
Class Y	Class Y

Sales Charges. Except for Investor Class shares, the sales charge schedule (if any) of each share class of the Target Fund is substantially the same as the sales charge schedule (if any) of the corresponding share class of the Acquiring Fund. Target Fund shareholders who hold Investor Class shares, which are not subject to a sales charge, will receive Class A shares of the Acquiring Fund, which are subject to sales charge fees. Investor Class shareholders who receive Class A shares of the Acquiring Fund will be able to purchase additional Class A shares without paying an initial sales charge.

Class A shares of each Fund are sold with an initial sales charge that ranges from 5.50% to zero depending on the amount of your investment. Class C shares of each Fund are sold with a contingent deferred sales charge that may be imposed when the shares are sold. Class A shares may also be subject to a contingent deferred sales charge on purchases of $1 million or more if redeemed prior to 18 months after the date of purchase. Each Fund offers reductions and waivers of the initial sales charge and contingent deferred sale charge to certain eligible investors or under certain circumstances, which are the same between the Funds. Class Y, Investor Class and Class R6 shares are sold without any initial sales charge or contingent deferred sales charge. Each share class except Class Y and Class R6 imposes an asset based sales charge or service fee under one or more plans adopted by the Board, which are described in the following section. The Funds’ prospectuses describe the sales charge schedules and applicable waivers and exemptions of each such share class.

The sales charge schedule (if any) of the other share classes of the Target Fund are substantially the same as the sales charge schedule (if any) of the corresponding share classes of the Acquiring Fund. The Funds’ prospectuses describe the principal sales charges applicable to each such share class.

Distribution Fees. The Funds have adopted distribution plans and service plans (together, the “Distribution Plans”) pursuant to Rule 12b-1 under the 1940 Act with respect to Class A, Class C and Investor Class shares of the Target Fund and Class A and Class C shares of the Acquiring Fund. Class Y shares and Class R6 shares of the Funds are not subject to the Distribution Plans.

Pursuant to the Distribution Plan, the Target Fund is authorized to pay compensation to IDI in connection with the distribution of Target Fund shares and providing shareholder services at the annual rate of 0.25% of the Target Fund’s average daily net assets attributable to Class A shares, at the annual rate of 1.00% of the Target Fund’s average daily net assets attributable to Class C shares, and at the annual rate of 0.25% of the Target Fund’s average net assets attributable to Investor Class shares.

The Distribution Plans for the Acquiring Fund and the Target Fund are similar, however, for the Acquiring Fund’s Class A shares, IDI may be reimbursed from the Acquiring Fund only up to the amount it has spent on activities or expenses primarily intended to result in the sale of shares or the servicing of shareholders, up to the same amount that is paid under the Target Fund’s Class A Distribution Plan (i.e., 0.25% for Class A shares). This type of Distribution Plan is sometimes referred to as a “reimbursement-type” plan because the underwriter is only entitled to be reimbursed for its plan-related expenses. This limitation may result in Class A shares of the Acquiring Fund paying less than the maximum amounts noted above in a particular year. With respect to its Class C shares, the Acquiring Fund is authorized to pay compensation to IDI in connection with the distribution of Acquiring Fund shares and providing shareholder services at the annual rate of 1.00% of the Acquiring Fund’s average daily net assets attributable to Class C shares.

The Distribution Plans compensate or reimburse IDI, as applicable, for expenses incurred for the purpose of financing any activity that is primarily intended to result in the sale of shares of the Funds and/or the servicing of shareholders. Such activities include, but are not limited to, the following: printing of prospectuses and statements of additional information and reports for other than existing shareholders; overhead; preparation and distribution of advertising material and sales literature; expenses of organizing and conducting sales seminars; supplemental payments to dealers and other institutions such as asset-

Where to Find More Information

For more information with respect to each Fund concerning the following topics, please refer to the following sections of the Funds’ prospectuses: (i) see “Fund Management” for more information about the management of a Fund; (ii) see “Other Information” for more information about a Fund’s policy with respect to dividends and distributions; and (iii) see “Shareholder Account Information” for more information about the pricing, purchase, redemption and repurchase of shares of a Fund, tax consequences to shareholders of various transactions in shares of a Fund, and distribution arrangements of a Fund.

THE PROPOSED REORGANIZATION

Summary of Agreement and Plan of Reorganization

The terms and conditions under which the Reorganization may be consummated are set forth in the Agreement. Significant provisions of the Agreement are summarized below. A copy of the Agreement is attached as Exhibit D to this Proxy Statement/Prospectus.

With respect to the Reorganization, if shareholders of the Target Fund approve the Agreement and other closing conditions are satisfied, the assets of the Target Fund will be delivered to the Acquiring Fund’s custodian for the account of the Acquiring Fund in exchange for the assumption by the Acquiring Fund of the liabilities of the Target Fund and delivery by the Acquiring Fund to the Target Fund for further delivery to the holders of record as of the Effective Time (as defined below) of the issued and outstanding shares of the Target Fund of a number of shares of the Acquiring Fund (including, if applicable, fractional shares rounded to the nearest thousandth), having an aggregate net asset value equal to the value of the net assets of the Target Fund so transferred, all determined and adjusted as provided in the Agreement. The value of your account with the Acquiring Fund immediately after the Reorganization will be the same as the value of your account with the Target Fund immediately prior to the Reorganization.

The class or classes of Acquiring Fund shares that shareholders will receive in connection with the Reorganization will depend on the class or classes of Target Fund shares that shareholders hold, as described above under “Comparison of Share Classes and Distribution Arrangements.”

Each of the Target Fund and the Acquiring Fund will be required to make representations and warranties in the form of Agreement that are customary in matters such as the Reorganization.

If shareholders approve the Reorganization and if all of the closing conditions set forth in the Agreement are satisfied or waived, consummation of the Reorganization (the “Closing”) is expected to occur on or about May 15, 2020 (the “Closing Date”), as of the later of 7:01 pm Eastern time or the finalization of the Target Fund’s NAV, unless otherwise agreed by the parties (the “Effective Time”). The consummation of the Reorganization is not conditioned on the consummation of any other reorganization. However, the parties may choose to delay the consummation of the Reorganization so that all or substantially all of the reorganizations across the Invesco Funds platform are consummated at the same time. Following receipt of the requisite shareholder vote in favor of the Reorganization and as soon as reasonably practicable after the Closing, the outstanding shares of the Target Fund will be terminated in accordance with its governing documents and applicable law.

If shareholders of the Target Fund do not approve the Agreement or if the Reorganization does not otherwise close, the Board will consider what additional action to take. The Agreement may be terminated, and the Reorganization may be abandoned at any time by mutual agreement of the parties. The Agreement may be amended or modified in a writing signed by the parties to the Agreement.

Board Considerations in Approving the Reorganization

On May 24, 2019, Invesco acquired the mutual fund business of OFI, which included 83 Oppenheimer branded funds. This transaction created a larger family of funds that offers a broader range of equity, fixed income, alternative and other investment options. The transaction also resulted in product overlap within Invesco’s mutual fund platform. The Reorganization proposed in this Proxy Statement/Prospectus is part of a larger group of reorganizations occurring across Invesco’s mutual fund platform. The reorganizations are designed to allow Invesco to put forth its most compelling investment processes and strategies, reduce product overlap, ensure the resulting funds can be clearly distinguished in the marketplace, create scale in the resulting funds to benefit shareholders and Invesco, and build a solid foundation for further growth of Invesco’s mutual fund platform that is economically viable and sustainable.

Because of the large number of proposed reorganizations, the Boards of Trustees of the Invesco Funds (the “Board”) created an ad hoc committee (the “Integration Committee”) comprised of Invesco Fund trustees who are not “interested persons,” as that term is defined in the 1940 Act, of the Trusts (the “Independent Trustees”), including several trustees who were trustees of the Oppenheimer branded funds, to review and analyze each of the proposed reorganizations and to make recommendations to the full Board for its consideration. The Integration Committee of the Board met multiple times, from September 2019 through December 2019, to discuss the proposed Reorganization, as well as the other reorganizations. The full Board also met to review and consider the Reorganization, and received periodic reports from the Integration Committee throughout the process. The Independent Trustees held separate meetings prior to the meetings of the full Board to consider these matters. The Independent Trustees have been advised on this matter by independent counsel to the Independent Trustees and by the independent Senior Officer, an officer of the Trusts who reports directly to the Independent Trustees. The Integration Committee requested, on behalf of the full Board, and received from Invesco Advisers, written materials containing relevant information about the Funds and the proposed Reorganization, including, among other information, fee and expense information on an actual and pro forma estimated basis, and comparative portfolio composition and performance data. The Integration Committee also submitted several follow-up information requests to the Adviser, and the Adviser responded to such requests to the satisfaction of the Integration Committee prior to the full Board’s consideration and approval of the Reorganization, which occurred at an in-person Board meeting held on December 10, 2019.

The Board considered the potential benefits and costs of the Reorganization to the Target Fund, the Acquiring Fund and their respective shareholders, and considered that the Target Fund would bear all the Reorganization costs. The Board reviewed detailed comparative information on the following topics with respect to the Target Fund and the Acquiring Fund: (1) investment objectives, policies, restrictions and principal risks; (2) portfolio management; (3) portfolio composition; (4) relative short-term and long-term investment performance; (5) current expense ratios and expense structures, including contractual investment advisory fees and distribution (Rule 12b-1) fees; (6) the expected federal income tax consequences to the Funds, including any impact on capital loss carry forwards; and (7) relative asset size and net purchase (redemption) trends.

The Board also considered the benefits to the Target Fund of: (1) combining with a similar fund to create a larger fund with a more diversified shareholder base, as well as a larger asset base against which fixed dollar costs may be allocated; and (2) the expected tax-free nature of the Reorganization for the Target Fund and its shareholders for federal income tax purposes. The Board also considered Invesco’s overall goals of the reorganizations to rationalize the Invesco Funds to reduce product overlap and to enable IDI to better focus on the combined funds to promote additional asset growth.

With respect to the proposed Reorganization of the Invesco Gold & Precious Metals Fund into the Invesco Oppenheimer Gold & Special Minerals Fund, the Board further considered that: (i) the investment objectives, strategies and related risks of the Target Fund and the Acquiring Fund are similar, although the Acquiring Fund has additional investment flexibility to invest in actual precious metals, as well as in companies in metal and mineral businesses, and may be exposed to a broader array of derivatives and other commodity-linked investments through its investment in a wholly-owned subsidiary; (ii) the Target Fund is diversified, while the Acquiring Fund is non-diversified; (iii) Target Fund shareholders would become shareholders of a larger Fund with a lower effective management fee at combined current asset levels, a lower contractual advisory fee at all asset levels, and an estimated lower overall total expense ratio on a pro forma basis; (iv) the Acquiring Fund’s contractual advisory fee will be reduced at certain asset levels; and (v) Invesco Advisers’ agreement to limit the Acquiring Fund’s total expenses for at least one year following the closing of the Reorganization, so that such expenses do not exceed an agreed upon cap, as set forth in the fee tables above.

Based upon the information received by the Board, including the information and considerations described above, the Board concluded that the Reorganization is in the best interests of the Target Fund and the Acquiring Fund, and that no dilution of value would result to the shareholders of the Target Fund or the Acquiring Fund from the Reorganization. Consequently, the Board approved the Agreement and the Reorganization.

Costs of the Reorganization

The total cost of the Reorganization to be paid by the Target Fund is estimated to be $290,000. The costs of the Reorganization include legal counsel fees, independent accountant fees, expenses related to the printing and mailing of this Proxy Statement/Prospectus and fees associated with the proxy solicitation but do not include any portfolio transaction costs arising from the Reorganization.

unrealized appreciation in the value of its portfolio assets at that time and whether such repositioning occurs before or after the Reorganization. The Adviser expects that the Acquiring Fund will retain, after the Reorganization, a majority of the current portfolio holdings of the Target Fund. Taking into account the Target Fund’s net unrealized depreciation in portfolio assets on a tax basis at April 30, 2019 of ($73,713,286) (39.48% of NAV) and the capital loss position of the Target Fund as of such date shown in the below table, the sale of up to 40% of the portfolio assets prior to the closing of the Reorganization is not anticipated to result in capital gains that would be distributed to shareholders. Additionally, if the sale of such portfolio assets occurs after the closing of the Reorganization, the ability of the combined Fund to fully utilize the Target Fund’s capital loss carryovers, if any as of the closing, to offset the resulting capital gain may be limited as described below with the result that shareholders of the Acquiring Fund may receive a greater amount of capital gain distributions than they would have had if the Reorganization had not occurred. Transaction costs also may be incurred due to the repositioning of the portfolio and will be borne by Target Fund shareholders. The transaction costs anticipated in connection with the sale of such portfolio securities prior to the Reorganization of the Target Fund are estimated to be approximately $453,000 and have a 0.208% basis point impact on the Target Fund’s asset base.

General Limitation on Capital Losses. Assuming the Reorganization qualifies as a tax-free reorganization, as expected, the Acquiring Fund will succeed to the capital loss carryovers, if any, of the Target Fund upon the closing of the Reorganization for federal income tax purposes. Capital losses of a Fund may be carried forward indefinitely to offset future capital gains. The capital loss carryovers of both Funds will be available to offset future gains recognized by the combined Acquiring Fund, subject to limitations under the Code. Where these limitations apply, all or a portion of a Fund’s capital loss carryovers may become unavailable, the effect of which may be to accelerate the recognition of taxable gain to the combined Acquiring Fund and its shareholders post-closing. First, a Fund’s capital loss carryovers are subject to an annual limitation if a Fund undergoes a more than 50% change in ownership. The actual annual limitation will equal the aggregate NAV of the smaller Fund in the Reorganization on the Closing Date multiplied by the long-term tax-exempt rate for ownership changes during the month in which the Reorganization closes; such limitation will be increased by the amount of any built-in gain (i.e., unrealized appreciation in the value of investments of the smaller Fund on the Closing Date that is recognized in a taxable year). Second, if either Fund has net unrealized built-in gains at the time of the Reorganization that are realized by the combined Acquiring Fund in the five-year period following the Reorganization, such built-in gains, when realized, may not be offset by the losses (including any capital loss carryovers and “built-in losses”) of the other Fund. Third, the capital losses of the Target Fund that may be used by the Acquiring Fund (including to offset any “built-in gains” of the Target Fund itself) for the first taxable year ending after the Closing Date will be limited to an amount equal to the capital gain net income of the Target Fund for such taxable year (excluding capital loss carryovers) treated as realized post-closing based on the number of days remaining in such year. The aggregate capital loss carryovers of the Funds and the approximate annual limitation on the use of the Target Fund’s aggregate capital loss carryovers following the Reorganization are as follows:

	Target Fund as of 4/30/19	Acquiring Fund as of 6/30/19
Aggregate Capital Loss Carryovers	$197,089,252	$1,505,053,538
Net Unrealized Appreciation/(Depreciation) on a Tax Basis	($73,713,286)	$254,677,729
Net Assets	$186,673,763	$1,098,851,117
Approximate Annual Limitation for Capital Losses*	$3,133,719	N/A

*

Based on the long-term tax-exempt rate for ownership changes during January 2020 of 1.59%. The actual limitation will equal the aggregate NAV of the Target Fund on the closing date multiplied by the long term tax exempt rate for ownership changes during the month in which the Reorganization closes; such limitation is increased by the amount of any built-in gain, i.e., unrealized appreciation in value of investments of the Target Fund on the closing date that is recognized in a taxable year.

Appreciation in Value of Investments. Shareholders of the Target Fund will receive a proportionate share of any taxable income and gains realized by the Acquiring Fund and not distributed to its shareholders prior to the Reorganization when such income and gains are eventually distributed by the combined Acquiring Fund. As a result, shareholders of the Target Fund may receive a greater amount of taxable distributions than they would have if the Reorganization had not occurred. In addition, if the Acquiring Fund, following the Reorganization, has proportionately greater unrealized appreciation in its portfolio investments as a percentage of its NAV than the Target Fund, shareholders of the Target Fund, post-closing, may receive greater amounts of taxable gain as such portfolio investments are sold than they otherwise might have had if the Reorganization had not occurred. The unrealized depreciation in value of investments as a percentage of its net asset value at April 30, 2019 was approximately 39.48% for the Target Fund and the unrealized appreciation in value of investments as a percentage of its net asset value at June 30, 2019 was approximately 10% for the Acquiring Fund; unrealized appreciation of

Pro Forma Financial Information

Invesco Gold & Precious Metals Fund into Invesco Oppenheimer Gold & Special Minerals Fund

The unaudited pro forma financial information set forth below is for informational purposes only and does not purport to be indicative of the financial condition that actually would have resulted if the Reorganization had been consummated. These pro forma numbers have been estimated in good faith based on information regarding the Target Fund and the corresponding Acquiring Fund, each as identified below, for the twelve month period ended October 31, 2019. The unaudited pro forma financial information should be read in conjunction with the historical financial statements of the Target Fund and Acquiring Fund, which are available in their respective annual and semi-annual shareholder reports.

Narrative Description of the Pro Forma Effects of the Reorganization

Note 1 - Reorganization

The unaudited pro forma information has been prepared to give effect to the proposed reorganization of the Target Fund into the Acquiring Fund pursuant to an Agreement and Plan of Reorganization (the “Agreement”) as of the beginning of the period as indicated below in the table.

Target Fund	Acquiring Fund	12 Month Period Ended
Invesco Gold & Precious Metals Fund	Invesco Oppenheimer Gold & Special Minerals Fund	October 31, 2019

Basis of Pro Forma Financial Information

The Reorganization will be accounted for as a tax-free reorganization of investment companies; therefore, no gain or loss will be recognized by the Acquiring Fund or its shareholders as a result of the Reorganization. The Target Fund and the Acquiring Fund are both series of a registered open-end management investment company that issues its shares in separate series. The Reorganization would be accomplished by (a) the transfer of the assets and the assumption of the liabilities of the Target Fund by the Acquiring Fund in exchange for shares of a corresponding class of the Acquiring Fund, (b) the distribution of such shares of the corresponding class to Target Fund shareholders, and (c) the distribution of shares in complete liquidation of the Target Fund and the cancellation of the outstanding shares of the Target Fund. The table below shows the class and shares that Target Fund shareholders would have received if the Reorganization were to have taken place on the period ended date in Note 1.

Target Fund Share Class	Shares Exchanged	Acquiring Fund Share Class
Class A	5,728,900	Class A
Class C	996,980	Class C
Class Y	1,810,467	Class Y
Investor Class	3,120,431	Class A
Class R6	10,414	Class R6

Under accounting principles generally accepted in the United States of America, the historical cost of investment securities will be carried forward to the surviving entity, the Acquiring Fund, and the results of operations of the Acquiring Fund for pre-reorganization periods will not be restated. All securities held by the Target Fund comply with investment objectives, strategies and restrictions of the Acquiring Fund at period ended date in Note 1.

Note 2 – Net Assets

The table below shows the net assets of the Target Fund, the Acquiring Fund and the Pro Forma Combined Fund net assets as of the dates indicated.

Fund	Net Assets	As-of Date
Invesco Gold & Precious Metals Fund (Target Fund)	$223,573,845	October 31, 2019
Invesco Oppenheimer Gold & Special Minerals Fund (Acquiring Fund)	$1,276,151,064	October 31, 2019
Invesco Oppenheimer Gold & Special Minerals Fund (Pro Forma Combined)	$1,499,724,909	October 31, 2019

Note 7 – Repositioning Costs

A portion of the Target Fund’s portfolio assets may be sold in connection with the Reorganization (as distinct from normal portfolio turnover). These sales may result in the realization of capital gains, which to the extent not offset by any available capital loss carryovers, would be distributed to shareholders. The percentage of portfolio assets to be repositioned as of December 10, 2019 is estimated to be approximately 40% and it is not anticipated to result in capital gains that would be distributed to shareholders.

Note 8 - Accounting Survivor

The Acquiring Fund will be the accounting survivor. The surviving fund will have the portfolio management team, portfolio composition strategies, investment objective, expense structure and policies/restrictions of the Acquiring Fund.

Note 9 – Tax Information

The Funds intend to comply with the requirements of Subchapter M of the Internal Revenue Code necessary to qualify as a regulated investment company and to distribute substantially all of the Fund’s taxable earnings to shareholders. As such, the Fund will not be subject to federal income taxes on otherwise taxable income (including net realized capital gain) that is distributed to shareholders.

At April 30, 2019, the Target Fund had a capital loss carryforward of approximately $197,089,252.

At June 30, 2019, the Acquiring Fund had a capital loss carryforward of approximately $1,505,053,538. For additional information regarding capital loss limitations, please see the section entitled “Federal Income Tax Considerations” in the Proxy Statement/Prospectus filed in the Form N-14 registration statement with the Securities and Exchange Commission.

larger family of funds that offers a broader range of equity, fixed income, alternative and other investment options. The transaction also resulted in product overlap within Invesco’s mutual fund platform. The Reorganization proposed in this Proxy Statement/Prospectus is part of a larger group of reorganizations occurring across Invesco’s mutual fund platform. The reorganizations are designed to allow Invesco to put forth its most compelling investment processes and strategies, reduce product overlap, ensure the resulting funds can be clearly distinguished in the marketplace, and Invesco, and build a solid foundation for further growth of a mutual fund platform that is economically viable and sustainable.

The Reorganization is also intended to create a larger combined Fund with a more diversified shareholder base and a larger asset base against which fixed dollar cost may be allocated and potentially create economies of scale to benefit shareholders.

In considering the Reorganization and the Agreement, the Board considered these and other factors in concluding that the Reorganization would be in the best interest of the Funds. The Board’s considerations are described in more detail in the “THE PROPOSED REORGANIZATION - Board Considerations in Approving the Reorganization” section below.

What effect will the Reorganization have on me as a Contract Owner?

Immediately after the Reorganization, you will hold through your variable annuity contract or variable life insurance policy shares of a class of the Acquiring Fund that are equal in value to the shares of the corresponding class of the Target Fund that you held immediately prior to the closing of the Reorganization. The principal differences between the Target Fund and the Acquiring Fund are described in this Proxy Statement/Prospectus. The prospectus of the Acquiring Fund that accompanies this Proxy Statement/Prospectus contains additional information about the Acquiring Fund that you will hold shares of following the Reorganization, if approved by shareholders.

Combining the assets of the Target Fund ($223,839,716 as of June 30, 2019), and the Acquiring Fund ($735,394,544 as of June 30, 2019), will allow the fixed costs of the Funds to be spread over a larger asset base.

What are the costs of the Reorganization and who is responsible for paying the costs?

The total cost of the Reorganization to be paid by the Target Fund is estimated to be $142,000. The costs of the Reorganization include legal counsel fees, independent accountant fees, expenses related to the printing and mailing of this Proxy Statement/Prospectus and fees associated with the proxy solicitation but do not include any portfolio transaction costs arising from the Reorganization.

What will happen to the account balance held under my Contract in the Target Fund?

There will be no change in value. Upon approval and completion of the Reorganization, shares of the Target Fund will be exchanged for shares of the Acquiring Fund based upon a specified exchange ratio determined by the respective net asset values of the Funds’ shares. Your Contract will be credited with Acquiring Fund shares whose aggregate value at the time of issuance will equal the aggregate value of Target Fund shares held under your contract on that date.

How do the Funds’ investment objectives, principal investment strategies and risks compare?

Investment Objectives. The Funds’ investment objectives are substantially the same. The Acquiring Fund seeks capital appreciation and the Target Fund seeks capital growth. Each Fund’s investment objective is classified as non-fundamental, which means that it can be changed by the Board without shareholder approval.

Investment Strategy and Risks. The principal investment strategies of the Acquiring Fund are similar to the principal investment strategies of the Target Fund, although the Acquiring Fund may invest in different types of investments and has different investment policies and limitations than the Target Fund. As a result, the risks of owning shares of the Acquiring Fund are similar to the risks of owning shares of the Target Fund, although the risks of the Funds may not be exactly the same. The sections below entitled “ADDITIONAL INFORMATION ABOUT THE FUNDS - Comparison of Principal Investment Strategies” and “Comparison of the Principal Risks of Investing in the Funds” compare the principal investment strategies and risks of the Target Fund and the Acquiring Fund and highlight certain key differences.

How do the Funds’ expenses compare?

The tables below provide a summary comparison of the expenses of the Target Fund and the Acquiring Fund, as well as estimated expenses on a pro forma basis giving effect to the proposed Reorganization. The pro forma expense ratios show projected estimated expenses, but actual expenses may be greater or less than those shown.

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Reorganization costs that the Target Fund will bear are $142,000. For more information on the costs of the Reorganization to be borne by the Funds, see “Costs of the Reorganization” below.

1.	“Other Expenses” are based on estimated amounts for the current fiscal year.

2.

Invesco Advisers, Inc. (Invesco or the Adviser) has contractually agreed to waive advisory fees and/or reimburse expenses to the extent necessary to limit Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement (excluding certain items discussed below) of Series I and Series II shares to 0.80%, and 1.05% respectively, of the Acquiring Fund’s average daily net assets (the “expense limits”) through May 31, 2021. During its term, the fee waiver agreement cannot be terminated or amended to increase the expense limits without approval of the Board of Trustees. In determining the Adviser’s obligation to waive advisory fees and/or reimburse expenses, the following expenses are not taken into account, and could cause the Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement to exceed the limit reflected above: (i) interest; (ii) taxes; (iii) dividend expenses on short sales; (iv) extraordinary or non-routine items, including litigation expenses; and (v) expenses that the Fund has incurred but did not actually pay because of an expense offset arrangement.

Expense Example

This Example is intended to help you compare the costs of investing in different classes of the Target Fund and the Acquiring Fund with the cost of investing in other mutual funds. Pro forma combined costs of investing in different classes of the Acquiring Fund after giving effect to the Reorganization of the Target Fund into the Acquiring Fund are also provided. All costs are based upon the information set forth in the Fee Tables above.

The Example assumes that you invest $10,000 for the time periods indicated and shows the expenses that you would pay if you redeem all of your shares at the end of those time periods. This Example does not represent the effect of any fees or expenses assessed in connection with your variable product, and if it did, expenses would be higher. The Example also assumes that your investment has a 5% return each year and that the Target Fund’s operating expenses remain the same and the Acquiring Fund’s operating expenses remain equal to the Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement for the contractual period above and the Acquiring Fund’s Total Annual Fund Operating Expenses thereafter. Although your actual returns and costs may be higher or lower, based on these assumptions your costs would be:

Fund/Class	1 Year	3 Years	5 Years	10 Years
Target Fund Series I	$99	$309	$536	$1,190
Acquiring Fund Series I	$82	$273	$480	$1,077
Combined Pro Forma Acquiring Fund Series I	$82	$271	$475	$1,066

Target Fund Series II	$124	$387	$670	$1,477
Acquiring Fund Series II	$107	$351	$615	$1,367
Combined Pro Forma Acquiring Fund Series II	$107	$349	$610	$1,357

The Example is not a representation of past or future expenses. Each Fund’s actual expenses, and an investor’s direct and indirect expenses, may be more or less than those shown. The table and the assumption in the Example of a 5% annual return are required by regulations of the SEC applicable to all mutual funds. The 5% annual return is not a prediction of and does not represent the Funds’ projected or actual performance.

For further discussion regarding the Board’s consideration of the fees and expenses of the Funds in approving the Reorganization, see the section entitled “THE PROPOSED REORGANIZATION - Board Considerations in Approving the Reorganization” in this Proxy Statement/Prospectus.

How do the performance records of the Funds compare?

The performance history of each Fund for certain periods as of September 30, 2019 is shown below. The returns below may not be indicative of a Fund’s future performance.

The table below compares the performance history of the Acquiring Fund’s oldest share class to the performance history of the comparable class of the Target Fund as of September 30, 2019. Other classes of shares that are not presented would have had substantially similar annual returns because the shares are invested in the same portfolio of securities and the annual returns will differ only to the extent that the classes do not have the same expenses. The Series I shares and Series II shares invest in the same portfolio of securities and will have substantially similar performance, except to the extent that the expenses borne by each share class differ. Series II shares have higher expenses (and therefore lower performance) resulting

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from its Rule 12b-1 plan, which provides for a maximum fee equal to an annual rate of 0.25% (expressed as a percentage of average daily net assets of a Fund). The prospectuses for the Funds contain additional performance information under the headings “Performance Information” and “Financial Highlights.” Additional performance information and a discussion of performance are also included in each Fund’s most recent annual report to shareholders.

Average Annual Total Returns
	1 Year	5 Years	10 Years
Acquiring Fund — Series I (inception date: 8/15/1986) [1]	5.00%	12.39%	14.70%
Target Fund — Series I (inception date: 6/1/2010)[2]	2.90%	9.06%	11.34%

1.

The returns shown for periods ending on or prior to May 24, 2019 are those of the Non-Service Shares of the Oppenheimer Discovery Mid Cap Growth Fund/VA (the “Predecessor Fund”). The Non-Service Shares of the Predecessor Fund were reorganized into Series I shares of the Acquiring Fund after the close of business on May 24, 2019. Series I shares’ returns of the Acquiring Fund will be different from the Non-Service Shares’ returns of the Predecessor Fund as they have different expenses.

2.

The returns shown for periods prior to June 1, 2010 are those of the Class II shares of a predecessor fund. The predecessor fund was reorganized into Series II shares of the Target Fund on June 1, 2010. The inception date of the predecessor fund’s Class II shares is September 25, 2000. Series II shares’ returns will be different from the predecessor fund as they have different expenses.

How do the management, investment adviser and other service providers of the Funds compare?

Each Fund is overseen by the same Board and officers. In addition, Invesco Advisers, a registered investment adviser, serves as primary investment adviser for each Fund pursuant to an investment advisory agreement that contains substantially identical terms (except for fees) for each Fund. The advisory fee for the Acquiring Fund at the first breakpoint level is the same as the advisory fees of the Target Fund but lower at all other breakpoint levels.

Target Fund Advisory Fee Schedule	Acquiring Fund Advisory Fee Schedule*

First $500 million: 0.75% Next $500 million: 0.70% Over $1 billion: 0.65%	First $200 million: 0.75% Next $200 million: 0.72% Next $200 million: 0.69% Next $200 million: 0.66% Next $700 million: 0.60% Over $1.5 billion: 0.58%

*	The advisory fee payable by the Fund shall be reduced by any amounts paid by such Fund under the Administrative Services Agreement between such Fund and Invesco.

During the fiscal year ended December 31, 2019, the Adviser received compensation of 0.75% of the Target Fund’s average daily net assets, after fee waivers and/or expense reimbursements. During the fiscal year ended December 31, 2019, the investment adviser to the Acquiring Fund and its predecessor fund received compensation of 0.63% of the Acquiring Fund’s average daily net assets, after fee waivers and/or expense reimbursements. Such fee waivers and/or reimbursements are not subject to any recoupment by the Adviser.

Invesco Advisers is located at 1555 Peachtree Street, N.E., Atlanta, Georgia 30309. Invesco Advisers has acted as an investment adviser since its organization in 1976. As of January 31, 2020, Invesco Advisers had $1,218.7 billion under management. Invesco Advisers is an indirect, wholly owned subsidiary of Invesco.

The Master Investment Advisory Agreement (Advisory Agreement) provides that, in fulfilling its responsibilities, Invesco may engage the services of other investment managers with respect to the Funds.

Invesco has entered into a Sub-Advisory Agreement with certain affiliates to serve as sub-advisers to the Funds (each a Sub-Adviser), pursuant to which these affiliated sub-advisers may be appointed by Invesco from time to time to provide discretionary investment management services, investment advice, and/or order execution services to the Fund. These

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Why are you sending me the Proxy Statement/Prospectus?

You are receiving the Proxy Statement/Prospectus because the Target Fund is utilized by your variable annuity contract or variable life insurance policy and have the right to provide voting instructions on the very important proposal described therein concerning the Target Fund. The Proxy Statement/Prospectus contains information that you should know before providing voting instructions on the proposed Reorganization and which, if such proposed reorganization is approved, will result in your investment in the Acquiring Fund. The document is both a proxy statement of the Target Fund and also a prospectus for the corresponding Acquiring Fund.

Where can I find more information about the Funds and the Reorganization?

Additional information about the Funds can be found in their respective prospectuses and SAIs. The remainder of this Proxy Statement/Prospectus contains additional information about the Reorganization. You are encouraged to read the entire document. If you need any assistance or have any questions regarding the Reorganization or how to provide voting instructions, please call 1-866-438-4810.

ADDITIONAL INFORMATION ABOUT THE FUNDS

Comparison of Principal Investment Strategies and Principal Investments

The following section compares the principal investment strategies and principal investments of the Target Fund with the principal investment strategies and principal investments of the Acquiring Fund and highlights any key differences. In addition to the principal investment strategies described below, each Fund is also subject to certain additional investment policies and limitations, which are described in each Fund’s prospectus and SAI. The cover page of this Proxy Statement/Prospectus describes how you can obtain copies of these documents.

Both the Target Fund and Acquiring Fund invest 80% of their assets in equity securities of mid cap companies and define mid cap companies according to the market capitalization range of the Russell Midcap Growth Index. Each Fund is permitted to invest up to 20% of its net assets in companies of other capitalization ranges. Both Funds primarily invest in U.S. securities but also may invest in foreign issuers. The Target Fund has a stated limit providing that only 25% of its net assets may be invested in foreign securities. The Acquiring Fund does not have any stated limit on the percentage of its assets that may be invested in foreign securities. The Acquiring Fund, but not the Target Fund, also discloses that it may invest in emerging market issuers.

Both Funds employ a growth style of investing. The Funds have similar securities selection processes. Both Funds use a bottom-up stock selection process to seek companies with high growth potential (the Target Fund specifically seeks returns in excess of the Russell Midcap Growth Index). Additionally, both Funds utilize a holistic approach to examine company fundamentals on the basis of very similar considerations. The Funds look for similar, but slightly different, qualities in a company. The Target Fund seeks companies with attractive growth outlooks at compelling valuation levels, including both stable and catalyst-driven growth opportunities, while the Acquiring Fund seeks high-growth companies that are characterized by industry leadership, market share growth, high caliber management teams, sustainable competitive advantages, and strong growth themes or new innovative products or services.

The Acquiring Fund may use derivatives to seek to increase its investment return or for hedging purposes. The Acquiring Fund is not required to use derivatives in seeking its investment objective or for hedging and might not do so. Options, futures and forward contracts are some of the types of derivatives that the Acquiring Fund can use. The Acquiring Fund may also use other types of derivatives that are consistent with its investment strategies or for hedging purposes. Derivatives are not a principal investment strategy of the Target Fund.

Comparison of Principal Risks of Investing in the Funds

The tables below describe the principal risks that may affect each Fund’s investment portfolio. All of the current principal investment risks of the Target Fund also are principal risks of the Acquiring Fund. In addition, as noted below in the

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chart, the Acquiring Fund discloses additional principal investment risks. For more information on the risks associated with the Acquiring Fund, see the “Investment Strategies and Risks” section of the Acquiring Fund’s SAI.

Principal Investment Risks Common to Both Funds	Principal Investment Risks Disclosed by the Acquiring Fund but not the Target Fund
Foreign Securities Growth Investing Market/Risks of Investing in Stocks Mid-Capitalization Companies Industry and Sector Focus Management*	Cyclical Opportunities Risks of Developing and Emerging Markets

*

Although not stated as a separate risk for the Acquiring Fund, the Acquiring Fund, as an actively managed fund, also is subject to management risk as indicated in its prospectus. Both Funds are actively managed.

Below are descriptions of the Principal Investment Risks that are disclosed by the Acquiring Fund but not the Target Fund:

Cyclical Opportunities. At times, the Fund might seek to take advantage of short-term market movements or changes in the business cycle by investing in companies or industries that are sensitive to those changes. For example, when the economy is expanding, companies in consumer durables and the technology sector might benefit. There is a risk that, if a cyclical event does not have the anticipated effect or when the issuer or industry is out of phase in the business cycle, the value of the Fund’s investment could fall.

Risks of Developing and Emerging Markets. Investments in developing and emerging market countries are subject to all the risks associated with foreign investing, however, these risks may be magnified in developing and emerging markets. Investments in securities of issuers in developing or emerging market countries may be considered speculative. Additional information regarding certain of the risks associated with investing in developing and emerging markets is provided below.

•

Less Developed Securities Markets. Developing or emerging market countries may have less well-developed securities markets and exchanges. Consequently they have lower trading volume than the securities markets of more developed countries and may be substantially less liquid than those of more developed countries.

•

Transaction Settlement. Settlement procedures in developing or emerging markets may differ from those of more established securities markets, and settlement delays may result in the inability to invest assets or to dispose of portfolio securities in a timely manner. As a result there could be subsequent declines in the value of the portfolio security, a decrease in the level of liquidity of the portfolio or, if there is a contract to sell the security, a possible liability to the purchaser.

•

Price Volatility. Securities prices in developing or emerging markets may be significantly more volatile than is the case in more developed nations of the world, which may lead to greater difficulties in pricing securities.

•

Less Developed Governments and Economies. The governments of developing or emerging market countries may be more unstable than the governments of more developed countries. In addition, the economies of developing or emerging market countries may be more dependent on relatively few industries or investors that may be highly vulnerable to local and global changes. Developing or emerging market countries may be subject to social, political, or economic instability. Further, the value of the currency of a developing or emerging market country may fluctuate more than the currencies of countries with more mature markets.

•

Government Restrictions. In certain developing or emerging market countries, government approval may be required for the repatriation of investment income, capital or the proceeds of sales of securities by foreign investors. Other government restrictions may include confiscatory taxation, expropriation or nationalization of company assets, restrictions on foreign ownership of local companies, protectionist measures, and practices such as share blocking.

•

Privatization Programs. The governments in some developing or emerging market countries have been engaged in programs to sell all or part of their interests in government-owned or controlled enterprises. However, in certain developing or emerging market countries, the ability of foreign entities to participate in privatization programs may be limited by local law. There can be no assurance that privatization programs will be successful.

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satisfy redemption requests by making payment in securities or other property (known as a redemption in kind). Redemptions in kind may result in transaction costs and/or market fluctuations associated with liquidating or holding the securities, respectively.

Neither the Acquiring Fund nor the Target Fund maintains investment minimums with respect to their variable insurance investment products. Investment minimums may, however, be imposed on Contract Owners by the Contract. Consult your Contract prospectuses for details.

Comparison of Distribution Policies

Each of the Target Fund and the Acquiring Fund declares and pays dividends of net investment income, if any, annually, and capital gains distributions, if any, at least annually. Each Fund may also declare and pay capital gains distributions more than once per year as permitted by law. Each Fund automatically reinvests any dividends from net investment income or capital gains distributions, unless otherwise instructed by the insurance company to pay dividends and distributions in cash.

Tax

The tax implications of an investment in each Fund are generally the same. For more information about the tax implications of investments in the Funds, see each Fund’s Prospectus under the heading “Taxes.”

Comparison of Forms of Organization and Securities to be Issued

The Acquiring Fund and the Target Fund are series of the same Delaware statutory trust, with the same governing instruments, including the declaration of trust and bylaws. As a result, there are no material differences between the rights of shareholders under the governing state laws of the Target Fund and the Acquiring Fund. Each share of the Acquiring Fund represents an equal proportionate interest with each other share of the Fund, and each such share is entitled to equal dividend, liquidation, redemption and voting rights, except where class voting is required by the Trust’s governing instruments, the Board or applicable law, in which case shareholders of a class will have exclusive voting rights on matters affecting only that class. The assets and liabilities of each Fund are legally separate from the assets and liabilities of any other fund that is a series of the respective Trust. More information about the voting, dividend and other rights associated with shares of the Funds can be found in each Fund’s SAI.

At the Closing (defined below), Acquiring Fund shares will be credited to Target Fund shareholders only on a book-entry basis. The Acquiring Fund shall not issue certificates representing shares in connection with the exchange of Target Fund shares, irrespective of whether Target Fund shareholders hold their shares in certificated form. At the Closing, all outstanding certificates representing shares of the Target Fund will be cancelled.

Where to Find More Information

For more information with respect to each Fund concerning the following topics, please refer to the following sections of the Funds’ prospectuses: (i) see “Fund Management” for more information about the management of a Fund; (ii) see “Other Information” for more information about a Fund’s policy with respect to dividends and distributions; and (iii) see “Other Information” for more information about the pricing, purchase and redemption of shares of a Fund, tax consequences to shareholders of various transactions in shares of a Fund, and distribution arrangements of Series II shares of a Fund.

THE PROPOSED REORGANIZATION

Summary of Agreement and Plan of Reorganization

The terms and conditions under which the Reorganization may be consummated are set forth in the Agreement. Significant provisions of the Agreement are summarized below. A copy of the Agreement is attached as Exhibit D to this Proxy Statement/Prospectus.

With respect to the Reorganization, if shareholders of the Target Fund approve the Agreement and other closing conditions are satisfied, the assets of the Target Fund will be delivered to the Acquiring Fund’s custodian for the account of the Acquiring Fund in exchange for the assumption by the Acquiring Fund of the liabilities of the Target Fund and delivery by the Acquiring Fund to the Target Fund for further delivery to the holders of record as of the Effective Time (as defined below) of the issued and outstanding shares of the Target Fund of a number of shares of the Acquiring Fund (including, if applicable,

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Pro Forma Financial Information

Invesco V.I. Mid Cap Growth Fund into Invesco Oppenheimer V.I. Discovery Mid Cap Growth Fund

The unaudited pro forma financial information set forth below is for informational purposes only and does not purport to be indicative of the financial condition that actually would have resulted if the Reorganization had been consummated. These pro forma numbers have been estimated in good faith based on information regarding the Target Fund and the corresponding Acquiring Fund, each as identified below, for the twelve month period ended June 30, 2019. The unaudited pro forma financial information should be read in conjunction with the historical financial statements of the Target Fund and Acquiring Fund, which are available in their respective annual and semi-annual shareholder reports.

Narrative Description of the Pro Forma Effects of the Reorganization

Note 1 - Reorganization

The unaudited pro forma information has been prepared to give effect to the proposed reorganization of the Target Fund into the Acquiring Fund pursuant to an Agreement and Plan of Reorganization (the “Agreement”) as of the beginning of the period as indicated below in the table.

Target Fund	Acquiring Fund	12 Month Period Ended
Invesco V.I. Mid Cap Growth Fund	Invesco Oppenheimer V.I. Discovery Mid Cap Growth Fund	June 30, 2019

Basis of Pro Forma Financial Information

The Reorganization will be accounted for as a tax-free reorganization of investment companies; therefore, no gain or loss will be recognized by the Acquiring Fund or its shareholders as a result of the Reorganization. The Target Fund and the Acquiring Fund are both series of a registered open-end management investment company that issues its shares in separate series. The Reorganization would be accomplished by the (a) transfer of the assets and the assumption of the liabilities of the Target Fund by the Acquiring Fund in exchange for shares of a corresponding class of the Acquiring Fund, (b) the distribution of such shares of the corresponding class to Target Fund shareholders and (c) the distribution of shares in complete liquidation of the Target Fund and the cancellation of the outstanding shares of the Target Fund. The table below shows the class and shares that Target Fund shareholders would have received if the Reorganization were to have taken place on the period ended date in Note 1.

Target Fund Share Class	Shares Exchanged	Acquiring Fund Share Class
Series I	1,366,367	Series I
Series II	1,609,710	Series II

Under accounting principles generally accepted in the United States of America, the historical cost of investment securities will be carried forward to the surviving entity, the Acquiring Fund, and the results of operations of the Acquiring Fund for pre-reorganization periods will not be restated. All securities held by the Target Fund comply with investment objectives, strategies and restrictions of the Acquiring Fund at the period ended date in Note 1.

Note 2 – Net Assets

The table below shows the net assets of the Target Fund, the Acquiring Fund, and the Pro Forma Combined Fund net assets as of the dates indicated.

Fund	Net Assets	As-of Date
Invesco V.I. Mid Cap Growth Fund (Target Fund)	$223,697,716	June 30, 2019
Invesco Oppenheimer V.I. Discovery Mid Cap Growth Fund (Acquiring Fund)	735,394,544	June 30, 2019
Invesco Oppenheimer V.I. Discovery Mid Cap Growth Fund (Pro Forma Combined)	$959,092,260	June 30, 2019

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Level 1 –	Prices are determined using quoted prices in an active market for identical assets.

Level 2 –	Prices are determined using other significant observable inputs. Observable inputs are inputs that other market participants may use in pricing a security. These may include quoted prices for similar securities, interest rates, prepayment speeds, credit risk, yield curves, loss severities, default rates, discount rates, volatilities and others.

Level 3 –	Prices are determined using significant unobservable inputs. In situations where quoted prices or observable inputs are unavailable (for example, when there is little or no market activity for an investment at the end of the period), unobservable inputs may be used. Unobservable inputs reflect the Fund’s own assumptions about the factors market participants would use in determining fair value of the securities or instruments and would be based on the best available information.

The following is a summary of the tiered valuation input levels, as of June 30, 2019. The level assigned to the securities valuations may not be an indication of the risk or liquidity associated with investing in those securities. Because of the inherent uncertainties of valuation, the values reflected in the financial statements may materially differ from the value received upon actual sale of those investments.

Invesco V.I. Mid Cap Growth Fund (Target Fund)	Level 1	Level 2	Level 3	Total
Investments in Securities
Common Stocks & Other Equity Interests	$224,349,673	$1,156,025	$—	$225,505,698
Money Market Funds	476,877	—	—	476,877

Total Investments	$224,826,550	$1,156,025	$—	$225,982,575

Invesco Oppenheimer V.I. Discovery Mid Cap Growth Fund (Acquiring Fund)	Level 1	Level 2	Level 3	Total
Investments in Securities
Common Stocks & Other Equity Interests	$725,144,318	$—	$—	$725,144,318
Money Market Funds	10,367,967	—	—	10,367,967

Total Investments	$735,512,285	$—	$—	$735,512,285

Invesco Oppenheimer V.I. Discovery Mid Cap Growth Fund (Pro Forma Combined)	Level 1	Level 2	Level 3	Total
Investments in Securities
Common Stocks & Other Equity Interests	$949,493,991	$1,156,025	$—	$950,650,016
Money Market Funds	10,844,844	—	—	10,844,844

Total Investments	$960,338,835	$1,156,025	$—	$961,494,860

Note 6 – Reorganization Costs

The Target Fund is expected to incur an estimated $142,000 in Reorganization costs and will bear 100% of these costs. These costs represent the estimated non-recurring expenses of the Target Fund carrying out its obligations under the Agreement and consist of management’s estimate of professional services fees, printing costs and mailing charges related to the proposed Reorganization. The Acquiring Fund is not expected to incur any expenses in connection with the Reorganization. The pro forma financial information has been adjusted for the Target Fund’s expenses to be incurred in connection with the Reorganization.

Note 7 – Repositioning Costs

A portion of the Target Fund’s portfolio assets may be sold in connection with the Reorganization (as distinct from normal portfolio turnover). These sales may result in the realization of capital gains, which to the extent not offset by any available capital loss carryovers, would be distributed to shareholders. The percentage of portfolio assets to be repositioned as of 12/10/19 is estimated to be approximately 40% and it is not anticipated to result in capital gains that would be distributed to shareholders.

Note 8 - Accounting Survivor

The Acquiring Fund will be the accounting survivor. The surviving fund will have the portfolio management team, portfolio composition strategies, investment objective, expense structure and policies/restrictions of the Acquiring Fund.

Note 9 – Tax Information

The Funds intend to comply with the requirements of Subchapter M of the Internal Revenue Code necessary to qualify as a regulated investment company and to distribute substantially all of a Fund’s taxable earnings to shareholders. As such, the Funds will not be subject to federal income taxes on otherwise taxable income (including net realized capital gain) that is distributed to shareholders.

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INVESCO FUNDS

11 Greenway Plaza, Suite 1000

Houston, Texas 77046-1173

1-800-959-4246

JOINT INFORMATION STATEMENT/PROSPECTUS

February 24, 2020

Introduction

You are receiving this Joint Information Statement/Prospectus because you own shares in one or more Target Funds listed in the table below (each, a “Target Fund” and collectively, the “Target Funds”), which is a series of the corresponding Target Trust listed in the table below (each, a “Target Trust” and collectively, the “Target Trust”). This Joint Information Statement/Prospectus contains information that shareholders of each Target Fund should know about the Agreement and Plan of Reorganization (the “Agreement”) relating to the reorganizations (each, a “Reorganization” and collectively, the “Reorganizations”) by and between each Target Trust, on behalf of the corresponding Target Fund and each Acquiring Trust listed in the table below (each, an “Acquiring Trust” and collectively, the “Acquiring Trusts”), on behalf of the corresponding Acquiring Fund listed in the table below (each, an “Acquiring Fund” and collectively, the “Acquiring Funds”). This document is also a prospectus for each Acquiring Fund. Each Target Fund and Acquiring Fund is a series of a registered open-end management investment company. The Target Funds and Acquiring Funds collectively are referred to as the “Funds” and individually as a “Fund.”

Target Fund	Target Trust	Acquiring Fund	Acquiring Trust
Invesco California Tax-Free Income Fund	AIM Counselor Series Trust (Invesco Counselor Series Trust)	Invesco Oppenheimer Rochester® California Municipal Fund	AIM Tax-Exempt Funds (Invesco Tax-Exempt Funds)
Invesco Global Small & Mid Cap Growth Fund	AIM International Mutual Funds (Invesco International Mutual Funds)	Invesco Global Growth Fund	AIM International Mutual Funds (Invesco International Mutual Funds)
Invesco International Allocation Fund	AIM Growth Series (Invesco Growth Series)	Invesco Oppenheimer International Diversified Fund	AIM Growth Series (Invesco Growth Series)
Invesco Mid Cap Core Equity Fund	AIM Growth Series (Invesco Growth Series)	Invesco Oppenheimer Main Street Mid Cap Fund®	AIM Growth Series (Invesco Growth Series)
Invesco Mid Cap Growth Fund	AIM Sector Funds (Invesco Sector Funds)	Invesco Oppenheimer Discovery Mid Cap Growth Fund	AIM Investment Funds (Invesco Investment Funds)
Invesco Moderate Allocation Fund	AIM Growth Series (Invesco Growth Series)	Invesco Oppenheimer Portfolio Series: Moderate Investor Fund*	AIM Growth Series (Invesco Growth Series)
Invesco New York Tax Free Income Fund	AIM Tax-Exempt Funds (Invesco Tax-Exempt Funds)	Invesco Oppenheimer Rochester® Municipals Fund**	AIM Tax-Exempt Funds (Invesco Tax-Exempt Funds)
Invesco Oppenheimer Capital Income Fund	AIM Investment Funds (Invesco Investment Funds)	Invesco Multi-Asset Income Fund	AIM Investment Funds (Invesco Investment Funds)
Invesco Oppenheimer Dividend Opportunity Fund	AIM Equity Funds (Invesco Equity Funds)	Invesco Dividend Income Fund	AIM Sector Funds (Invesco Sector Funds)
Invesco Oppenheimer Equity Income Fund	AIM Counselor Series Trust (Invesco Counselor Series Trust)	Invesco Dividend Income Fund	AIM Sector Funds (Invesco Sector Funds)
Invesco Oppenheimer Global Multi-Asset Income Fund	AIM Investment Funds (Invesco Investment Funds)	Invesco Multi-Asset Income Fund	AIM Investment Funds (Invesco Investment Funds)

SYNOPSIS

This Joint Information Statement/Prospectus provides information regarding the Agreement that will have the effect of reorganizing each Target Fund with and into the corresponding Acquiring Fund, as detailed in Exhibit A to this Joint Information Statement/Prospectus and summarized below. The Agreement provides for (a) the transfer of all or substantially all of the assets (as defined in the Agreement) and assumption of the liabilities (as defined in the Agreement) of each Target Fund by the corresponding Acquiring Fund in exchange for shares of a corresponding class of that Acquiring Fund; (b) the distribution of such shares of the corresponding class to the shareholders of each Target Fund; and (c) the distribution of shares in complete liquidation of the Target Fund and cancellation of the outstanding shares of each Target Fund (each a “Reorganization”).

SUMMARY OF KEY INFORMATION

The following is a summary of certain information contained elsewhere in this Joint Information Statement/Prospectus, in the Agreement, and/or in the prospectuses and SAIs of the Funds. Shareholders should read the entire Joint Information Statement/Prospectus and the prospectus(es) of the Acquiring Fund(s) carefully for more complete information.

Why are Shareholders not being asked to vote on the Reorganizations?

The Investment Company Act of 1940, as amended (the “1940 Act”) and the Target Trusts’ Amended and Restated Declarations of Trust each permit reorganizations of each Target Fund to occur without seeking a shareholder vote provided that certain conditions are met, including with regard to regulation under the 1940 Act: (1) fundamental investment policies of the target fund (i.e., policies that may not be changed without a shareholder vote under Section 13 of the 1940 Act) are not materially different from those of the acquiring fund; (2) the target fund’s investment advisory agreement is not materially different from the acquiring fund’s investment advisory agreement; (3) the independent directors of the target fund will comprise a majority of the independent directors of the acquiring fund; and (4) Rule 12b-1 distribution fees authorized to be paid by the target fund are not greater than the Rule 12b-1 distribution fees authorized to be paid by the acquiring fund. The conditions permitting the Reorganizations to occur without seeking a shareholder vote have been met by each Target Fund and its corresponding Acquiring Fund.

Why are you sending me this Joint Information Statement/Prospectus?

You are receiving this Joint Information Statement/Prospectus because you own shares in one or more Target Funds. This Joint Information Statement/Prospectus contains information that shareholders of the Target Funds should know about the Reorganizations. This document is also a prospectus for each Acquiring Fund.

What if I do not wish to participate in a Reorganization?

If you do not wish to have your shares of your Target Fund(s) exchanged for shares of the corresponding Acquiring Fund(s) as part of the Reorganizations, you may redeem your shares prior to the consummation of the Reorganization(s). If you redeem your shares, you will incur any applicable deferred sales charge and if you hold shares in a taxable account, you will recognize a taxable gain or loss based on the difference between your tax basis in the shares and the amount you receive for them.

What is happening?

Shares of each class of each Target Fund will be exchanged for corresponding Acquiring Fund shares of the corresponding class of equal value, which will result in your holding shares of the corresponding Acquiring Fund equal to the value of your shares of the corresponding class of that Target Fund, and each Target Fund will be liquidated and terminated. (A table showing each Target Fund and its share classes and its corresponding Acquiring Fund and its share classes is included in Exhibit A to the Joint Information Statement/Prospectus.)

The consummation of any particular Reorganization is not conditioned upon the consummation of any other Reorganization. As a result, the Reorganizations may close at different times. In addition, the parties may choose to delay the consummation of a Reorganization so that all or substantially all of the Reorganizations are consummated at the same time. As soon as reasonably practicable after the Closing, the outstanding shares of each Target Fund will be terminated in accordance with its governing documents and applicable law.

1

Have the Funds’ Boards of Trustees approved the Reorganizations?

Yes. The Boards have carefully reviewed and unanimously approved the Agreement and each Reorganization.

What are the reasons for the Reorganizations?

On May 24, 2019, Invesco Ltd. (“Invesco”), the indirect parent company of Invesco Advisers, Inc., the Funds’ investment adviser (“Invesco Advisers” or “Adviser”), acquired OppenheimerFunds, Inc. and its subsidiaries (collectively, “OFI”), which included OFI’s mutual fund business comprised of 83 Oppenheimer branded funds. This transaction created a larger family of funds that offers a broader range of equity, fixed income, alternative and other investment options. The transaction also resulted in product overlap within Invesco’s mutual fund platform. The Reorganizations proposed in this Joint Information Statement/Prospectus are part of a larger group of reorganizations occurring across Invesco’s mutual fund platform. The reorganizations are designed to allow Invesco to put forth its most compelling investment processes and strategies, reduce product overlap, ensure the resulting funds can be clearly distinguished in the marketplace, and build a solid foundation for further growth of a mutual fund platform that is economically viable and sustainable. Each Reorganizations is also intended to create a larger combined Fund with a more diversified shareholder base and a larger asset base against which fixed dollar costs may be allocated and potentially create economies of scale to benefit shareholders. For more information about the comparative net assets of each Target Fund and Acquiring Fund, see “OTHER MATTERS — Capitalization” below for additional information.

In considering the Reorganization and the Agreement, the Board considered these and other factors in concluding that the Reorganization would be in the best interest of the Funds. The Board’s considerations are described in more detail in the “THE PROPOSED REORGANIZATIONS - Board Considerations in Approving the Reorganization” section below.

What effect will a Reorganization have on me as a shareholder?

Immediately after a Reorganization, you will hold shares of a class of an Acquiring Fund that are equal in value to the shares of the corresponding class of the corresponding Target Fund that you held immediately prior to the closing of the Reorganization. The principal differences between the Target Funds and Acquiring Funds are described in this Joint Information Statement/Prospectus. The prospectus(es) of the Acquiring Fund(s) that accompanied this Joint Information Statement/Prospectus contain(s) additional information about the Acquiring Fund(s) that you will hold shares of following the Reorganization(s).

As described in more detail in “FEDERAL INCOME TAX CONSIDERATIONS Repositioning of a Target Fund’s Portfolio Assets” below, a portion of a Target Fund’s portfolio assets may be sold in connection with the Reorganization (as distinct from normal portfolio turnover). In the following Reorganizations, the Adviser anticipates selling a significant portion of the Target Fund’s portfolio assets, and, as such, shareholders, depending on the position of the Fund at the time of the repositioning, as described further below, are likely to realize capital gains: (1) Invesco Global Small and Mid Cap Growth Fund into Invesco Global Growth Fund, (2) Invesco International Allocation Fund into Invesco Oppenheimer International Diversified Fund, (3) Invesco Oppenheimer Global Infrastructure Fund into Invesco Global Infrastructure Fund, (4) Invesco Oppenheimer Real Estate Fund into Invesco Real Estate Fund, and (5) Invesco Small Cap Discovery Fund into Invesco Small Cap Growth Fund. With respect to the following Reorganizations, depending on the position of the Fund at the time of the repositioning, as described further below, shareholders are likely to realize capital gains: (1) Invesco International Allocation Fund into Invesco Oppenheimer International Diversified Fund and (2) Invesco Moderate Allocation Fund into Invesco Oppenheimer Portfolio Series: Moderate Investor Fund. In addition, the shareholders of a Fund experiencing a repositioning will bear the associated brokerage costs of repositioning of a Fund’s portfolio.

Who will bear the costs of the Reorganizations?

Generally, the Target Funds will bear the costs relating to the Reorganizations. However, to the extent a Target Fund is subject to an expense limitation agreement, Invesco will effectively bear the costs of the Reorganization pursuant to such agreement.

How do the Funds’ investment objectives, principal investment strategies and risks compare?

Investment Objective. The Acquiring Funds and Target Funds have identical or similar investment objectives, as described below under “ADDITIONAL INFORMATION ABOUT THE FUNDS — Comparison of Investment Objectives

2

and Principal Investment Strategies.” Each Fund’s investment objective is classified as non-fundamental, which means that it can be changed by the Board without shareholder approval, although there is no present intention to do so.

Investment Strategies and Risks. The principal investment strategies of each Acquiring Fund are similar to the principal investment strategies of the corresponding Target Fund, although each Acquiring Fund may invest in different types of investments and have different investment policies and limitations than the corresponding Target Fund. As a result, the risks of owning shares of an Acquiring Fund are similar to the risks of owning shares of the corresponding Target Fund, although the risks of the Funds may not be exactly the same or described the same way. The sections below entitled “ADDITIONAL INFORMATION ABOUT THE FUNDS — Comparison of Investment Objectives and Principal Investment Strategies” and “Comparison of the Principal Risks of Investing in the Funds” compare the principal investment strategies and risks of a Target Fund and its corresponding Acquiring Fund and highlight certain key differences.

How do the Funds’ expenses compare?

The tables below provide a summary comparison of the expenses of each Target Fund and its corresponding Acquiring Fund, as well as estimated expenses on a pro forma basis giving effect to the Reorganizations, but not including the costs of the Reorganizations. The pro forma expenses assume that the Reorganizations had been completed at the beginning of the period indicated and had a year of combined operations. Pro forma management fees for the Invesco American Value Fund, Invesco Dividend Income Fund, Invesco Global Infrastructure Fund, Invesco Intermediate Term Municipal Income Fund, Invesco Oppenheimer Main Street Mid Cap Fund, Invesco Quality Income Fund, Invesco Oppenheimer Rochester California Municipal Fund, Invesco Oppenheimer Rochester Municipals Fund, Invesco Oppenheimer Rochester Pennsylvania Municipal Fund, Invesco Short Duration High Yield Municipal Fund and Invesco Technology Fund have been adjusted to reflect the new advisory fee rates in effect for the Acquiring Fund scheduled to be effective upon the closing of the Reorganization based on pro forma combined net assets. The pro forma expense ratios show projected estimated expenses but actual expenses may be greater or less than those shown. Note that pro forma total expenses of the Class A, Class Y and Class R6 of the Invesco Oppenheimer Rochester California Municipal Fund are expected to be higher than the total expenses of the Class A, Class Y and Class R6 of the Invesco California Tax-Free Income Fund primarily due to interest expense incurred in connection with borrowing for investment purposes. For accounting and financial information purposes, each Acquiring Fund will be the survivor of a Reorganization.

3

Footnotes	to Fee Table:

†

Details regarding sales charges imposed on purchases and contingent deferred sales charges (“CDSCs”) can be found in the “Comparison of Share Classes and Distribution Arrangements” section of this Joint Information Statement/Prospectus. Class C shares are subject to a CDSC. If you redeem your shares during the first year since your purchase has been made you will be assessed a 1% CDSC, unless you qualify for certain CDSC exceptions described in the accompanying prospectus.

‡

There is no guarantee that actual expenses will be the same as those shown in the table. Pro forma numbers are estimated as if a Reorganization had been completed as of the dates indicated (i.e., the first day of the most recent fiscal period in the Acquiring Fund’s financials) and do not include the estimated costs of the Reorganization. For more information on the costs of the Reorganizations to be borne by the Funds, see “Costs of the Reorganizations” below.

¥	Unless otherwise indicated, Acquired Fund Fees and Expenses are less than 0.01%.

*	Interest expenses include interest from borrowings and/or other forms of leverage.

**	Shares will not be issued until the Reorganization is effective.

N/A	means not applicable.

1.	A contingent deferred sales charge may apply in some cases. See “Shareholder Account Information-Contingent Deferred Sales Charges (CDSCs)” in each Fund’s prospectus for more information.

2.	Based on estimated amounts for the current fiscal year or have been restated to reflect current fees.

3.

Invesco Advisers, Inc. (Invesco or the Adviser) has contractually agreed to waive advisory fees and/or reimburse expenses of the Target Fund to the extent necessary to limit Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement (excluding (i) interest, (ii) taxes, (iii) dividend expenses on short sales, (iv) extraordinary or non-routine items, including litigation expenses, (v) Acquired Fund Fees and Expenses (for each Target Fund other than Invesco Oppenheimer Global Multi-Asset Income Fund), and (vi) expenses that a Target Fund has incurred but did not actually pay because of an expense offset arrangement, if applicable) (items (i) through (vi) collectively referred to herein as “Excluded Expenses”) for the share classes of the Target Funds as outlined in the Chart A immediately following these footnotes (“expense limits”). With respect to the Invesco Oppenheimer Global Multi-Asset Income Fund, item (v) is not an Excluded Expense; please see the Fund’s current prospectus. During its term, the fee waiver agreement cannot be terminated or amended to increase the expense limits without approval of the Board of Trustees.

4.

Invesco has contractually agreed to waive advisory fees and/or reimburse expenses of the Acquiring Fund to the extent necessary to limit Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement (excluding Excluded Expenses) for the share classes of the Acquiring Fund as outlined in the Chart B immediately following these footnotes (“expense limits”). With respect to the Invesco Oppenheimer International Diversified Fund, item (v) identified above is not an Excluded Expense; please see the Fund’s current prospectus. During its term, the fee waiver agreement cannot be terminated or amended to increase the expense limits without approval of the Board of Trustees.

5.

Effective upon the closing of the Reorganizations, Invesco has contractually agreed, through May 31, 2021 to waive advisory fees and/or reimburse expenses to the extent necessary to limit Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement (excluding Excluded Expenses) for the share classes of the Acquiring Fund as shown in the Chart A immediately following these footnotes (the “expense limits”). With respect to the Invesco Oppenheimer International Diversified Fund, item (v) identified above is not an Excluded Expense; please see the Fund’s current prospectus. Unless Invesco Advisers continues the fee waiver agreements, they will terminate on the date indicated in the table below. During their terms, the fee waiver agreements cannot be terminated or amended to increase the expense limits or reduce the advisory fee waiver without approval of the Acquiring Fund’s Board of Trustees.

6.

The Adviser has contractually agreed to waive a portion of the Fund’s management fee in an amount equal to the net management fee that Invesco earns on the Fund’s investments in certain affiliated funds, which will have the effect of reducing the Acquired Fund Fees and Expenses. Unless Invesco continues the fee waiver agreement, it will terminate on June 30, 2021. During its term, the fee waiver agreement cannot be terminated or amended to reduce the advisory fee waiver without approval of the Board of Trustees.

7.

For the Invesco Oppenheimer Portfolio Series: Moderate Investor Fund, Invesco has contractually agreed through at least May 31, 2021 to waive and/or reimburse certain Fund expenses at an annual rate of 0.07% of the Fund’s daily net assets.

8.

Invesco has contractually agreed to limit advisory fees to 0.40% of the Fund’s average daily net assets. Unless Invesco continues the fee waiver agreement, it will terminate on May 31, 2021. During its term, the fee waiver agreement cannot be terminated or amended without approval of the Board of Trustees.

9

Invesco Distributors has contractually agreed to waive all Rule12b-1 distribution plan payments for Class A Shares, Class C Shares and Class R Shares. Unless Invesco Distributors continues the fee waiver agreement, it will terminate on May 31, 2021. During its term, the fee waiver agreement cannot be terminated or amended to reduce the 12b-1 fee waiver without approval of the Board of Trustees.

10.

For the Invesco Short Term Bond Fund, Invesco Distributors has contractually agreed to waive 0.15% of Rule 12b-1 distribution plan payments of Class C shares. Unless Invesco Distributors continues the fee waiver agreement, it will terminate on May 31, 2021. During its term, the fee waiver agreement cannot be terminated or amended to reduce the 12b-1 fee waiver without approval of the Board of Trustees.

Chart A and Chart B below are intended to provide a comparison of the applicable expense limitation amounts for certain Target Funds and Acquiring Funds. Chart A also highlights expense limitation amounts of the combined Funds applicable following the Reorganizations. The expense limits are applicable for the time periods indicated; however, to the extent they are discontinued following their expiration date, your Fund’s expenses could increase.

	With Redemption				Without Redemption
Class	1 Year	3 Years	5 Years	10 Years	1 Year	3 Years	5 Years	10 Years

Pro Forma Combined INVESCO SHORT TERM BOND FUND as of 8/31/19
A	$314	$451	$600	$1,033	$314	$451	$600	$1,033
C	$201	$349	$615	$1,377	$101	$349	$615	$1,377
R	$101	$317	$549	$1,218	$101	$317	$549	$1,218
Y	$46	$154	$272	$617	$46	$154	$272	$617
R5	$37	$117	$202	$456	$37	$117	$204	$460
R6	$37	$116	$202	$456	$36	$114	$199	$449
(Target Fund) INVESCO OPPENHEIMER LIMITED-TERM GOVERNMENT FUND as of 9/30/19
A merging into Acquiring Fund A	$503	$685	$882	$1,451	$503	$685	$882	$1,451
C merging into Acquiring Fund C	$262	$512	$886	$1,936	$162	$512	$886	$1,936
R merging into Acquiring Fund R	$112	$357	$622	$1,378	$112	$357	$622	$1,378
Y merging into Acquiring Fund Y	$51	$189	$341	$780	$51	$189	$341	$780
R5 merging into Acquiring Fund R5	$52	$164	$285	$640	$52	$164	$285	$640
R6 merging into Acquiring Fund R6	$47	$148	$258	$579	$47	$148	$258	$579

(Acquiring Fund) INVESCO QUALITY INCOME FUND as of 6/30/19
A	$343	$540	$754	$1,370	$343	$540	$754	$1,370
C	$272	$534	$920	$2,003	$172	$534	$920	$2,003
R	†	†	†	†	†	†	†	†
Y	$71	$222	$387	$864	$71	$222	$387	$864
R5	$58	$181	$315	$706	$58	$181	$315	$706
R6	$57	$180	$313	$702	$57	$180	$313	$702

Pro Forma Combined INVESCO QUALITY INCOME FUND as of 6/30/19
A	$333	$510	$702	$1,255	$333	$510	$702	$1,255
C	$262	$503	$868	$1,894	$162	$503	$868	$1,894
R	$112	$348	$603	$1,334	$112	$348	$603	$1,334
Y	$61	$191	$332	$744	$61	$191	$332	$744
R5	$47	$147	$256	$577	$47	$147	$256	$577
R6	$47	$146	$255	$573	$47	$146	$255	$573

† R Shares will not be issued until the Reorganization is effective
(Target Fund) INVESCO OPPENHEIMER GLOBAL INFRASTRUCTURE FUND as of 10/31/19
A merging into Acquiring Fund A	$680	$972	$1,302	$2,235	$680	$972	$1,302	$2,235
C merging into Acquiring Fund C	$318	$686	$1,193	$2,586	$218	$686	$1,193	$2,586
R merging into Acquiring Fund R	$168	$533	$936	$2,063	$168	$533	$936	$2,063
Y merging into Acquiring Fund Y	$112	$368	$663	$1,503	$112	$368	$663	$1,503
R5 merging into Acquiring Fund R5	$107	$343	$606	$1,360	$107	$343	$606	$1,360
R6 merging into Acquiring Fund R6	$102	$327	$580	$1,302	$102	$327	$580	$1,302

These Examples are not representations of past or future expenses. Each Fund’s actual expenses, and an investor’s direct and indirect expenses, may be more or less than those shown. The table and the assumption in the Examples of a 5% annual return are required by regulations of the SEC applicable to all mutual funds. The 5% annual return is not a prediction of and does not represent the Funds’ projected or actual performance.

For further discussion regarding the Boards’ consideration of the fees and expenses of the Funds in approving the Reorganizations, see the section entitled “THE REORGANIZATIONS — Board Considerations in Approving the Reorganizations” in this Joint Information Statement/Prospectus.

How do the performance records of the Funds compare?

The performance history of each Fund for certain periods as of September 30, 2019 is shown below. The returns below may not be indicative of a Fund’s future performance. The table below compares the performance history of an Acquiring Fund’s share class to the performance history of the comparable class of the corresponding Target Fund as of September 30, 2019. Other classes of shares that are not presented would have had substantially similar annual returns because the shares are invested in the same portfolio of securities and the annual returns will differ only to the extent that the classes do not have the same expenses. The prospectuses for the Funds contain additional performance information under the headings “Performance Information” and “Financial Highlights.” Additional performance information and a discussion of performance are also included in each Fund’s most recent annual report to shareholders. For accounting and financial information purposes, each Acquiring Fund will be the survivor of a Reorganization.

Average Annual Total Returns*
	1 Year	5 Years	10 Years or Since Inception, as applicable
Invesco California Tax-Free Income Fund — Class A (inception date: 07/28/1997)
Return Before Taxes	3.02%	2.73%	4.04%
Return After Taxes on Distributions	3.02%	2.73%	4.03%
Return After Taxes on Distributions and Sale of Fund Shares	3.16%	2.92%	4.02%
Invesco Oppenheimer Rochester California Municipal Fund — Class A (inception date: 11/03/1988)[1]
Return Before Taxes	4.84%	4.81%	6.00%
Return After Taxes on Distributions	4.84%	4.81%	6.00%
Return After Taxes on Distributions and Sale of Fund Shares	4.33%	4.72%	5.87%

Invesco Global Small & Mid Cap Fund Growth Fund — Class A (inception date: 09/15/1994)
Return Before Taxes	-2.72%	3.08%	7.38%
Return After Taxes on Distributions	-5.23%	1.22%	6.01%
Return After Taxes on Distributions and Sale of Fund Shares	-0.28%	2.16%	5.82%
Invesco Global Growth Fund — Class A (inception date: 09/15/1994)
Return Before Taxes	-0.54%	3.69%	7.34%
Return After Taxes on Distributions	-1.77%	2.65%	6.66%
Return After Taxes on Distributions and Sale of Fund Shares	0.33%	2.70%	5.86%

Invesco International Allocation Fund — Class A (inception date: 10/31/2005)
Return Before Taxes	-5.97%	0.78%	3.77%
Return After Taxes on Distributions	-6.30%	0.40%	3.38%
Return After Taxes on Distributions and Sale of Fund Shares	-3.35%	0.57%	2.99%
Invesco Oppenheimer International Diversified Fund — Class A (inception date: 09/27/2005)[1]
Return Before Taxes	-7.70%	3.62%	5.88%
Return After Taxes on Distributions	-7.72%	3.62%	5.54%
Return After Taxes on Distributions and Sale of Fund Shares	-4.31%	2.94%	4.62%

Will there be any tax consequences resulting from the Reorganizations?

Each Reorganization is designed to qualify as a tax-free reorganization for federal income tax purposes and the Target Funds anticipate receiving a legal opinion to that effect. Thus, while there can be no guarantee that the Internal Revenue Service (“IRS”) will adopt a similar position, it is expected that shareholders will have no adverse federal income tax consequences as a result of the Reorganizations. (Notwithstanding the foregoing, shareholders should review “Repositioning of the Target Fund’s Portfolio Assets” below for important information on the possible realization of capital gain by some Target Funds and subject to the availability of capital loss carryovers, a Target Fund may realize capital gain as a result of the repositioning.) Shareholders should consult their tax adviser about state and local tax consequences of a Reorganization, if any, because the information about tax consequences in this Joint Information Statement/Prospectus relates to the federal income tax consequences of the Reorganizations only.

Repositioning of the Target Fund’s Portfolio Assets

As described in more detail in “FEDERAL INCOME TAX CONSIDERATIONS Repositioning of a Target Fund’s Portfolio Assets” below, a significant portion of a Target Fund’s portfolio assets may be sold in connection with the following Reorganizations as distinct from normal portfolio turnover: (1) Invesco Global Small and Mid Cap Growth Fund into Invesco Global Growth Fund, (2) Invesco International Allocation Fund into Invesco Oppenheimer International Diversified Fund, (3) Invesco Oppenheimer Global Infrastructure Fund into Invesco Global Infrastructure Fund, (4) Invesco Oppenheimer Real Estate Fund into Invesco Real Estate Fund, and (5) Invesco Small Cap Discovery Fund into Invesco Small Cap Growth Fund. In the following Reorganizations, the Adviser does not expect that the Acquiring Fund will retain a significant majority of the portfolio holdings of its corresponding Target Fund, and, as such, shareholders, depending on the position of the Fund as described further below, are likely to realize capital gains: (1) Invesco International Allocation Fund into Invesco Oppenheimer International Diversified Fund and (2) Invesco Moderate Allocation Fund into Invesco Oppenheimer Portfolio Series: Moderate Investor Fund. Such repositioning of the Target Fund’s portfolio assets may occur before or after the closing of the Reorganization. These sales may result in the realization of capital gains, which to the extent not offset by any available capital loss carryovers, would be distributed to shareholders. (Please see “Federal Income Tax Considerations” below for information regarding the anticipated capital gain distributions per share.) The amount of any capital gains that may be realized and distributed to the shareholders will depend upon a variety of factors, including the Target Fund’s net unrealized appreciation in the value of its portfolio assets at that time and whether such repositioning occurs before or after the Reorganization. For certain Funds, as described further in “FEDERAL INCOME TAX CONSIDERATIONS” below, portfolio repositioning is generally expected to occur post-closing. If the sale of such portfolio assets occurs after the closing of the Reorganization, the ability of the combined Fund to fully utilize the Target Fund’s capital loss carryovers, if any as of the closing, to offset the resulting capital gain may be limited as described below with the result that shareholders of its corresponding Acquiring Fund may receive a greater amount of capital gain distributions than they would have had if the Reorganization had not occurred. Transaction costs also will be incurred due to the repositioning of the portfolio and will be borne by the shareholders of a Fund experiencing a repositioning. Please see “Repositioning Costs” for information regarding the anticipated portfolio transaction costs.

When are the Reorganizations expected to occur?

It is anticipated that the Reorganizations will occur on or about April 17, 2020 and May 15, 2020 as set forth below.

April 17, 2020 Closing Date	May 15, 2020 Closing Date

Invesco Oppenheimer Capital Income Fund

Invesco Global Small & Mid Cap Fund Growth Fund

Invesco Mid Cap Growth Fund

Invesco Oppenheimer Dividend Opportunity Fund

Invesco Oppenheimer Equity Income Fund

Invesco Oppenheimer Global Multi-Asset Income Fund

Invesco Oppenheimer Global Infrastructure Fund

Invesco Oppenheimer Mid Cap Value Fund

Invesco Oppenheimer Real Estate Fund

Invesco Oppenheimer Small Cap Value Fund

Invesco Technology Sector Fund

Invesco California Tax-Free Income Fund

Invesco International Allocation Fund

Invesco Mid Cap Core Equity Fund

Invesco Moderate Allocation Fund

Invesco New York Tax Free Income Fund

Invesco Oppenheimer Government Cash Reserves Fund

Invesco Oppenheimer Intermediate Term Municipal Fund

Invesco Oppenheimer Limited-Term Bond Fund

Invesco Oppenheimer Limited-Term Government Fund

Invesco Oppenheimer Rochester Short Duration High Yield

Municipal Fund

Invesco Oppenheimer Ultra-Short Duration Fund

Invesco Pennsylvania Tax Free Income Fund

Invesco Small Cap Discovery Fund

Where can I find more information about the Funds and the Reorganizations?

Additional information about the Funds can be found in their respective prospectuses and SAIs. The remainder of this Joint Information Statement/Prospectus contains additional information about the Reorganizations. You are encouraged to read the entire document. If you need any assistance, or have any questions regarding the Reorganizations, please call Invesco Client Services at 1-800-959-4246.

ADDITIONAL INFORMATION ABOUT THE FUNDS

Comparison of Investment Objectives, Principal Investment Strategies, Principal Investments and Principal Risks

The following section compares the investment objectives, principal investment strategies, principal investments and principal risks of each Target Fund with the investment objectives, principal investment strategies, principal investments and principal risks of the corresponding Acquiring Fund and highlights any key differences. In addition, included in Exhibit F to this Joint Information Statement/Prospectus are descriptions of the principal risks of an Acquiring Fund that are not disclosed by a Target Fund. Following the Reorganizations, the Acquiring Fund’s risks apply to shareholders of the combined Fund. For more information see the sections titled “Principal Investment Strategies of the Fund” and “Principal Risks of Investing in the Funds” in each Fund’s prospectus and “Description of the Funds and its Investments and Risks” in the SAI. The cover page of this Joint Information Statement/Prospectus describes how you can obtain copies of these documents.

Invesco California Tax-Free Income Fund (“Target Fund”) into Invesco Oppenheimer Rochester California Municipal Fund (“Acquiring Fund”)

Investment Objectives

Target Fund’s Investment Objective	Acquiring Fund’s Investment Objective

to provide a high level of current income exempt from federal and California income tax, consistent with the preservation of capital	to seek tax-free income

Principal Strategies and Principal Investments

Both Funds are subject to policies to invest at least 80% of their net assets in securities the income from which is exempt from regular federal individual and California income tax. Both Funds have or upon closing of the Reorganization will have policies to invest no more than 20% of their net assets in municipal securities subject to the federal alternative minimum tax.

The Acquiring Fund, as a principal investment, may invest in municipal securities issued by issuers outside of California, such as U.S. territories, commonwealths and possessions, or by their agencies, instrumentalities and authorities, if the interest on such securities is not subject to California and federal income tax. The Target Fund also may invest in the securities of such issuers but does not identify these securities as a principal investment. The Acquiring Fund has historically invested to a greater extent than the Target Fund in municipal securities issued by U.S. territories including Puerto Rico.

Both Funds may invest in revenue bonds and general obligation bonds, but the Target Fund specifically states that it primarily invests in municipal securities classified as revenue bonds. Neither Fund has restrictions with respect to the maturity range of the securities that are purchased, but the Acquiring Fund focuses on municipal securities with longer maturities. Both Funds may invest in fixed and variable rate securities, municipal bonds, municipal notes and interests in municipal leases. Both Funds are permitted to invest in illiquid securities, when-issued and delayed delivery securities and zero coupon bonds, but only the Target Fund lists such securities as principal investments. Both the Acquiring Fund and Target Fund may invest in derivatives. The Target Fund can use futures contracts, including Treasury futures, to gain or reduce exposure to certain asset classes. The Target Fund can use swap contracts, including interest rate swaps, to hedge its exposure to interest rates. The Acquiring Fund may use derivatives to seek income or capital gain to hedge against the risks of other investments and to increase or decrease its exposure to certain markets or risks. Examples include, but are not limited to, interest rate swaps or municipal bond swaps. While the Acquiring Fund may use derivatives for hedging purposes, it typically does not use hedging instruments, such as options, to hedge investment risks. Both Funds may invest in inverse floating rate municipal obligations as a form of leverage, but the Acquiring Fund specifically limits its exposure to leverage from inverse floaters to 20% of its total assets. The Acquiring Fund, but not the Target Fund, can borrow money to purchase additional securities, another form of leverage. The Acquiring Fund, but not the Target Fund, lists tobacco-related bonds and land-secured bonds as principal investments. The Target Fund may invest up to 10% of its assets in a tax-exempt money fund as a temporary investment, while the Acquiring Fund does not disclose a comparable policy.

The Acquiring Fund and Target Fund have different credit quality guidelines. Both Funds invest primarily in investment grade securities, but the Acquiring Fund may invest a higher percentage of its assets in below investment grade securities. The Acquiring Fund may invest up to 25% of its assets in below investment grade securities, while the Target Fund may only invest up to 20% of its assets in such securities.

Principal Risks

Principal Risks Common to Both the Target and Acquiring Funds	Principal Risks Disclosed By the Acquiring Fund but not the Target Fund	Principal Risks Disclosed By the Target Fund but not the Acquiring Fund

Alternative Minimum Tax Risk

Debt Securities / Fixed Income Markets Risk

Below Investment Grade Securities/Medium and Lower-Grade Municipal Securities Risk

Derivatives Risk

Inverse Floating Rate Obligations Risk

Municipal Issuer Focus Risk

Municipal Securities Risk/Taxability Risk

California and U.S. Territories Municipal Securities Risk/Risks of Investing in U.S. Territories, Commonwealths and Possessions

Management Risk

	Risks of Land-Secured or “Dirt Bonds” Risks of Tobacco Related Bonds Risks of Borrowing and Leverage	Liquidity Risk Money Market Fund Risk Variable Rate Demand Notes Risk When-Issued, Delayed Delivery and Forward Commitment Risk Zero Coupon or Pay-In-Kind Securities Risk

Please see Exhibit F to this Joint Information Statement/Prospectus which contains descriptions of the principal risks of an Acquiring Fund that are not disclosed by a Target Fund.

Invesco Global Small & Mid Cap Growth Fund (“Target Fund”) into Invesco Global Growth Fund (“Acquiring Fund”)

Investment Objectives

Target Fund’s Investment Objective	Acquiring Fund’s Investment Objective

long-term growth of capital	long-term growth of capital

Principal Strategies and Principal Investments

Both the Target Fund and Acquiring Fund invest primarily in equity securities and depositary receipts of domestic and foreign issuers. The principal types of equity securities in which both Funds invest are common and preferred stock. Both the Target Fund and Acquiring Fund are also permitted to invest in derivative instruments, including forward currency contracts and futures. Both Funds can use forward foreign currency contracts to hedge against adverse movements in the foreign currencies in which portfolio securities are denominated. Both Funds can use futures contracts to gain exposure to the broad market in connection with managing cash balances or to hedge against downside risk.

The Target Fund and Acquiring Fund differ in the market capitalization range of issuers in which they invest. The Target Fund invests 80% of its assets in the securities of small and/or mid-capitalization issuers, while the Acquiring Fund invests primarily in large capitalization issuers and may also invest significantly in mid-capitalization issuers.

Both the Target Fund and Acquiring Fund may invest in emerging market issuers, but the Target Fund may invest to a greater extent than the Acquiring Fund in such issuers. The Target Fund may invest up to 35% of its net assets in emerging markets issuers, while the Acquiring Fund may only invest 20% of its net assets in such issuers.

Both Funds use a growth style of investing and employ identical security selection strategies that emphasize the use of fundamental research.

Principal Risks

Principal Risks Common to Both the Target and Acquiring Funds	Principal Risks Disclosed By the Target Fund but not the Acquiring Fund

Depositary Receipts Risk

Derivatives Risk

Emerging Markets Securities Risk

Foreign Securities Risk

Geographic Focus Risk

Growth Investing Risk

Investing in the European Union Risk

Management Risk

Market Risk

Preferred Securities Risk

Sector Focus Risk

Mid-Capitalization Companies Risk

Small-Capitalization Companies Risk

Please see Exhibit F to this Joint Information Statement/Prospectus which contains descriptions of the principal risks of an Acquiring Fund that are not disclosed by a Target Fund.

Invesco International Allocation Fund (“Target Fund”) into Invesco Oppenheimer International Diversified Fund (“Acquiring Fund”)

Investment Objectives

Target Fund’s Investment Objective	Acquiring Fund’s Investment Objective

long term growth of capital	to seek capital appreciation.

Principal Strategies and Principal Investments

Both the Target Fund and Acquiring Fund are fund of funds that invest primarily in other funds, however the Acquiring Fund currently invests in a smaller universe of underlying funds than the Target Fund. The Target Fund invests its assets in a number of other affiliated and/or unaffiliated underlying mutual funds, exchange-traded funds (ETFs) and other pooled investment vehicles. The Acquiring Fund currently allocates its assets among the following four affiliated mutual funds: Invesco Oppenheimer Developing Markets Fund, Invesco Oppenheimer International Growth Fund, Invesco Oppenheimer International Small-Mid Company Fund and Invesco Oppenheimer International Equity Fund, and will typically invest in at least three of these underlying funds. Both Funds invest in underlying funds that invest primarily in foreign equity securities, including securities of emerging market issuers.

The Target Fund and Acquiring Fund use different processes to allocate assets among their underlying funds. The Target Fund uses a more static allocation among underlying funds as compared to the Acquiring Fund. The investment adviser uses a three-step process for the Target Fund that includes: (1) a strategic asset allocation among broad asset classes; (2) the actual selection by the investment adviser of underlying funds to represent the broad asset classes and the determination by the investment adviser of target weightings in these underlying funds; and (3) the ongoing monitoring of the Target Fund’s asset class allocations, underlying funds and target weightings in the underlying funds. The Target Fund’s investments in the underlying funds are rebalanced on at least an annual basis to keep them at their target weightings. The investment adviser for the Acquiring Fund in determining how much of the Acquiring Fund’s assets to invest in an underlying fund will seek to diversify the Acquiring Fund’s investments internationally and among different investment styles, larger and smaller market capitalizations and between developed and emerging markets. The Acquiring Fund may also change its allocations based on the investment adviser’s evaluation of economic factors that it believes are not reflected in particular markets in which one or more of the underlying funds invest or on current or anticipated changes in currency valuations. Both the Target Fund and Acquiring Fund may change the composition of their underlying funds without shareholder approval.

Principal Risks

Both Funds are subject to the following risks directly, or indirectly through the investment in their underlying funds:

Principal Risks Common to Both the Target and Acquiring Funds	Principal Risks Disclosed By the Acquiring Fund but not the Target Fund	Principal Risks Disclosed By the Target Fund but not the Acquiring Fund

Fund of Funds Risk/Investment Companies Risk/Affiliated Portfolio Risk

Allocation Risk

Risks of Investing in Stocks/Market Risk

Risks of Small- and Mid-Cap Companies

Risks of Growth Investing

Foreign Securities Risk

Emerging Markets Securities Risk

Eurozone Investment Risks

Management Risk*

Preferred Securities Risk

Sector Focus Risk

Includes the following risk of its underlying funds: Value Investing Risk

Includes the following risks related specifically to its investments in ETFs:

Authorized Participant Concentration Risk

Exchange-Traded Fund Industry Concentration Risk

Exchange-Traded Funds Risk

Market Trading Risk

Valuation Time Risk

Includes the following risks of its other underlying funds:

Cash/Cash Equivalents Risk

Depositary Receipts Risk

Derivatives Risk

Financial Services Sector Risk

Geographic Focus Risk

Indexing Risk

Non-Correlation Risk

Non-Diversification Risk

REIT Risk/Real Estate Risk

Valuation Risk

*	Although not disclosed as a principal risk for the Acquiring Fund, the Acquiring Fund, as an actively managed fund, also is subject to management risk.

Please see Exhibit F to this Joint Information Statement/Prospectus which contains descriptions of the principal risks of an Acquiring Fund that are not disclosed by a Target Fund.

Invesco Mid Cap Core Equity Fund (“Target Fund”) into Invesco Oppenheimer Main Street Mid Cap Fund (“Acquiring Fund”)

Investment Objectives

Target Fund’s Investment Objective	Acquiring Fund’s Investment Objective

long-term growth of capital	to seek capital appreciation

Principal Strategies and Principal Investments

Both the Target Fund and Acquiring Fund invest 80% of their assets in equity securities of mid cap companies and define mid cap companies according to the market capitalization range of the Russell Mid Cap Index. Both Funds primarily invest in U.S. securities but also may invest in foreign issuers. The Target Fund has a stated limit providing that only 25% of its net assets may be invested in foreign securities. The Acquiring Fund does not have any stated limit on the percentage of its assets that may be invested in foreign securities. The Target Fund, but not the Acquiring Fund, also specifically discloses that it may invest in emerging market issuers. The Acquiring Fund, however, does state that it may invest in securities from issuers in any country.

Both Funds invest primarily in common stocks but also may invest in other securities and instruments. The Acquiring Fund states that it may invest in units of master limited partnerships (“MLPs”) and the Target Fund is silent with respect to investment in MLPs. Both Funds are permitted to use derivative instruments as part of their investment strategies, but the

Acquiring Fund does not consider derivatives to be a principal investment. The Target Fund can invest in derivative instruments including forward foreign currency contracts and futures contracts. The Target Fund can use forward foreign currency contracts to hedge against adverse movements in the foreign currencies in which portfolio securities are denominated. The Target Fund can use futures contracts, including index futures, to gain exposure to the broad market by equitizing cash and as a hedge against downside risk. As a part of its risk management strategy, the Target Fund generally invests a substantial amount of its assets in cash or cash equivalents, including money market funds. The Acquiring Fund does not have a similar principal strategy to invest in cash instruments.

The Funds have similar securities selection processes. Both Funds use fundamental research in security selection. The Target Fund’s investment process includes financial analysis, business analysis and valuation analysis. The Acquiring Fund’s investment process analyzes financial performance, competitive strength and prospects, industry position and business model and management strength. The Acquiring Fund uses several analytical tools in portfolio management, including quantitative investment models. The Target Fund also employs a risk management strategy that relies on investing a substantial amount of its assets in cash and cash equivalents. The Acquiring Fund does not have a similar strategy.

Principal Risks

Principal Risks Common to Both the Target and Acquiring Funds	Principal Risks Disclosed By the Acquiring Fund but not the Target Fund	Principal Risks Disclosed By the Target Fund but not the Acquiring Fund

Risks of Investing in Common Stock/Market Risk Foreign Securities Risk Management Risk Mid-Capitalization Companies Risk Sector Focus Risk*	Industry Focus Risk Risks of Quantitative Models	Cash and Cash Equivalents Risk Derivatives Risk Emerging Markets Risk

*	Although Sector Focus Risk is not disclosed as a principal risk for the Target Fund, at times the Fund may invest 25% or more of its assets in a single sector.

Please see Exhibit F to this Joint Information Statement/Prospectus which contains descriptions of the principal risks of an Acquiring Fund that are not disclosed by a Target Fund.

Invesco Mid Cap Growth Fund (“Target Fund”) into Invesco Oppenheimer Discovery Mid Cap Growth Fund (“Acquiring Fund”)

Investment Objectives

Target Fund’s Investment Objective	Acquiring Fund’s Investment Objective

to seek capital growth	to seek capital appreciation

Principal Strategies and Principal Investments

Both the Target Fund and Acquiring Fund invest 80% of their assets in equity securities of mid cap companies and define mid cap companies according to the market capitalization range of the Russell Midcap Growth Index. Each Fund is permitted to invest up to 20% of its net assets in companies of other capitalization ranges. Both Funds primarily invest in U.S. securities but also may invest in foreign issuers. The Target Fund has a stated limit providing that only 25% of its net assets may be invested in foreign securities. The Acquiring Fund does not have any stated limit on the percentage of its assets that may be invested in foreign securities. The Acquiring Fund, but not the Target Fund, also discloses that it may invest in emerging market issuers.

Both Funds employ a growth style of investing. The Funds have similar securities selection processes. Both Funds use a bottom-up stock selection process to seek companies with high growth potential (the Target Fund specifically seeks returns in excess of the Russell Midcap Growth Index). Additionally, both Funds utilize a holistic approach to examine company fundamentals on the basis of very similar considerations. The Funds look for similar, but slightly different, qualities in a company. The Target Fund seeks companies with attractive growth outlooks at compelling valuation levels, including both

Principal Risks

Both Funds are subject to the following risks directly, or indirectly through the investment in their underlying funds:

Principal Risks Common to Both the Target and Acquiring Funds	Principal Risks Disclosed By the Acquiring Fund but not the Target Fund	Principal Risks Disclosed By the Target Fund but not the Acquiring Fund

Fund of Funds Risk/Investment

Companies Risk/Affiliated Portfolio

Risk

Allocation Risk

Risks of Investing in Debt Securities

Fixed Income Markets Risk

Risks of Below Investment Grade

Securities

Risks of Foreign Investing/Foreign

Government Debt Risk

Derivatives Risks

Emerging Markets Securities Risk

Risks of Growth Investing

Risks of Investing in Stocks/Market Risk

Management Risk

Mortgage- and Asset-Backed Securities Risk

U.S. Government Securities Risk

Sector Focus Risk

Technology Sector Risk

Value Investing Risk

When Issued, Delayed Delivery and Forward Commitment Risk

Zero Coupon or Pay In-Kind Securities Risk.

Includes the following risks of its underlying funds:

Alternative Asset Classes Risk

Eurozone Investment Risks

Inflation-Protected Debt Securities Risk

Risks of Other Equity Securities

Risks of Small- and Mid-Cap Companies

Includes the following risks related specifically to its investments in ETFs:*

Authorized Participant Concentration Risk

Exchange-Traded Fund Industry Concentration Risk

Exchange-Traded Funds Risk

Indexing Risk

Market Trading Risk

Non-Correlation Risk

Includes the following risks of its other underlying funds:

Active Trading Risk

Collateralized Loan Obligations Risk

Commodities Tax Risk

Commodity-Linked Notes Risk

Commodity Risk

Depositary Receipts Risk

Liquidity Risk

Municipal Securities Risk

Non-Diversification Risk

TBA Transactions Risk

*	Although listed as principal investment, the Acquiring Fund does not currently hold ETFs and does not disclose their related risks in its prospectus.

Please see Exhibit F to this Joint Information Statement/Prospectus which contains descriptions of the principal risks of an Acquiring Fund that are not disclosed by a Target Fund.

Invesco New York Tax Free Income Fund (“Target Fund”) into Invesco Oppenheimer Rochester Municipals Fund (to be renamed Invesco Oppenheimer Rochester New York Municipal Funds) (“Acquiring Fund”)

Investment Objectives

Target Fund’s Investment Objective	Acquiring Fund’s Investment Objective

provide investors with a high level of current income exempt from federal New York State and New York City income taxes, consistent with preservation of capital	to seek tax-free income

Principal Strategies and Principal Investments

Both Funds have or upon closing of the Reorganization will have policies to invest at least 80% of their net assets in New York municipal securities, which are obligations the income from which are exempt from federal individual, New York State and New York City income tax. Additionally, both Funds have or upon closing of the Reorganization will have policies to invest no more than 20% of their net assets in municipal securities subject to the federal alternative minimum tax.

The Acquiring Fund, as a principal investment, may invest in municipal securities issued by issuers outside of New York, such as U.S. territories, commonwealths and possessions, or by their agencies, instrumentalities and authorities, if the interest on such securities is not subject to New York and federal income tax. The Target Fund also may invest in the securities of such issuers but does not identify these securities as a principal investment. The Acquiring Fund has historically invested to a greater extent in municipal securities issued by U.S. territories, including Puerto Rico.

Both Funds may invest in revenue bonds and general obligation bonds, but the Target Fund specifically states that it primarily invests in municipal securities classified as revenue bonds. Neither Fund has restrictions with respect to the maturity range of the securities that are purchased. Both Funds may invest in fixed and variable rate securities, municipal bonds, municipal notes, interests in municipal leases and when-issued and delayed delivery securities. Both Funds are permitted to invest in illiquid securities and zero coupon bonds, but only the Target Fund lists such securities as principal investments. Both the Target Fund and Acquiring Fund may invest in derivative instruments. The Target Fund can invest in derivative instruments including futures contracts and swap contracts. The Target Fund can use futures contracts, including Treasury futures, to gain or reduce exposure to certain asset classes. The Target Fund can use swap contracts, including interest rate swaps, to hedge its exposure to interest rates. The Acquiring Fund may use derivatives to seek income or capital gain to hedge against the risks of other investments or to increase or decrease its exposure to certain markets or risks. Examples include, but are not limited to, interest rate swaps or municipal bond swaps. Both Funds may invest in inverse floating rate municipal obligations as a form of leverage, but the Acquiring Fund specifically limits its exposure to leverage from inverse floaters to 20% of its total assets. The Acquiring Fund, but not the Target Fund, can borrow money to purchase additional securities, another form of leverage. The Acquiring Fund, but not the Target Fund, lists tobacco-related bonds and land-secured bonds as principal investments. The Target Fund may invest up to 10% of its assets in a tax-exempt money fund as a temporary investment, while the Acquiring Fund does not disclose a comparable policy.

The Target Fund and Acquiring Fund both invest primarily in investment-grade securities but have different credit quality guidelines. The Target Fund limits its investment in unrated investment grade securities to 20% of its assets, while the Acquiring Fund does not have a similar limit on unrated securities. Both Funds may invest in below investment grade securities. The Target Fund may invest up to 20% of its assets in below investment grade securities, while the Acquiring Fund may invest up to 25% of its assets in such securities

Principal Risks

Principal Risks Common to Both the Target and Acquiring Funds	Principal Risks Disclosed By the Acquiring Fund but not the Target Fund	Principal Risks Disclosed By the Target Fund but not the Acquiring Fund

Alternative Minimum Tax Risk

Debt Securities Risk/ Fixed Income Markets Risk

Below Investment Grade Securities Risk/Medium and Lower-Grade Municipal Securities Risk

Derivatives Risk

Inverse Floating Rate Obligations Risk

Management Risk*

Municipal Issuer Focus Risk

Municipal Securities Risk/Taxability Risk

New York and U.S. Territories Municipal Securities Risk

When-Issued and Delayed Delivery Securities Risk*

	Risks of Land-Secured or “Dirt Bonds” Risks of Tobacco Related Bonds Risks of Significant Investment in Puerto Rico Municipal Securities Risks of Borrowing and Leverage.	Liquidity Risk Money Market Fund Risk Variable Rate Demand Notes Risk When-Issued, Delayed Delivery and Forward Commitment Risk Zero Coupon or Pay-In-Kind Securities Risk

*

Although not disclosed as principal risk for the Acquiring Fund, the Acquiring Fund, as an actively managed fund, also is subject to management risk. The Acquiring Fund also is subject to when-issued and delayed delivery securities risk.

Please see Exhibit F to this Joint Information Statement/Prospectus which contains descriptions of the principal risks of an Acquiring Fund that are not disclosed by a Target Fund.

Invesco Oppenheimer Capital Income Fund (“Target Fund”) into Invesco Multi-Asset Income Fund (“Acquiring Fund”)

Investment Objectives

Target Fund’s Investment Objective	Acquiring Fund’s Investment Objective

to seek total return	to provide current income

Principal Strategies and Principal Investments

Both the Target Fund and Acquiring Fund allocate assets across multiple asset classes and may obtain exposure to these asset classes through direct investments in securities, derivative instruments and hybrid derivative-type investments. The Acquiring Fund, but not the Target Fund, also may gain exposure to certain asset classes indirectly through other affiliated or unaffiliated investment companies, including ETFs. Both the Target Fund and the Acquiring Fund actively manage asset allocation and security selection decisions, but the Acquiring Fund also may use indexing techniques with respect to certain asset classes.

The Acquiring Fund focuses its investments in high income producing asset classes and government securities. The asset classes in which the Acquiring Fund may invest include: non-investment grade debt, emerging markets debt, dividend producing equities, securities of real estate and real estate-related issuers (including mortgage REITs, equity REITs, equity securities of global companies principally engaged in the real estate industry and mortgage-backed securities), preferred equities, master limited partnerships (MLPs), floating rate debt securities and loans and government securities.

The Target Fund also invests among a variety of asset classes defining such asset classes within three broad strategies: equity/equity-like strategy; high grade fixed income strategy and an opportunistic strategy. Like the Acquiring Fund, the Target Fund seeks income producing opportunities, but unlike the Acquiring Fund, the Target Fund also looks for investments that provide the potential for capital appreciation. The Target Fund is only required to invest 65% of its assets in investments that are expected to generate income. While the Acquiring Fund’s investments in equity securities focus on preferred securities, the Target Fund invests in all types of equity securities, including non-income producing securities. The Target Fund’s equity investments consist mostly of common stock. The Acquiring Fund’s equity investments include investments in REITs, other real-estate issuers, and MLPs. The Target Fund does not invest in REITs, other real estate companies or MLPs as principal investments. Both Funds may invest in equity securities of foreign issuers, including emerging market securities.

With respect to the Funds’ investments in debt securities, the Acquiring Fund focuses its investments in high yield, below investment grade securities, while the Target Fund focuses its investments in investment grade debt securities and invests opportunistically in below investment grade debt securities. The Target Fund may only invest up to 40% of its assets in below investment grade debt securities, while the Acquiring Fund has no limit on such investments and as a result may have greater exposure to risks associated with below investment grade securities. Both the Target Fund and Acquiring Fund may invest in U.S. and foreign corporate, government, mortgage-backed and asset-backed securities. The Acquiring Fund focuses its investments in emerging market debt securities, floating rate debt securities and loans to a greater degree than the Target Fund. Both the Target Fund and Acquiring Fund may invest in equity-linked notes with respect to any of the asset classes in which they invest. The Acquiring Fund also may invest in equity-linked notes on ETFs. The Acquiring Fund, but not the Target Fund may invest in exchange-traded notes and privately-placed debt securities. The Target Fund also includes, as principal investments, convertible bonds, zero coupon securities and stripped securities; the Acquiring Fund does not include these securities as principal investments. The Acquiring Fund, but not the Target Fund, may invest in credit-linked notes as a principal investment. Both the Acquiring Fund and Target Fund may obtain exposure to commodities and commodity-linked investments through their respective wholly-owned offshore subsidiaries.

Both the Target Fund and Acquiring Fund may engage in a variety of derivative instruments with respect to investments in all the asset classes in which they invest. Both the Target Fund and Acquiring Fund may use derivatives for risk management or investment management purposes, including gaining or adjusting exposure to various asset classes. Both Funds’ investments in derivatives include futures, swaps, options and forward contracts.

Principal Risks

Principal Risks Common to Both the Target and Acquiring Funds	Principal Risks Disclosed By the Acquiring Fund but not the Target Fund	Principal Risks Disclosed By the Target Fund but not the Acquiring Fund

Active Trading Risk

Risks of Senior Loans and Other Loans/Bank Loan Risk

Fixed Income Markets Risk Commodity Tax Risk/Commodity Risk/Risks of Commodity-Linked Investments

Debt Securities Risk

Derivatives Risks/Leverage Risks/Short Positions Risk

Dividend Paying Security Risk

Emerging Markets Securities Risk

Equity Linked Notes Risk*

Foreign Securities Risk

Foreign Government Debt Risk

Risks of Below Investment Grade Securities

Risks of Investing in Stocks/Market Risk

Risks of Small and Mid-Cap Companies*

Management Risk

Mortgage-and Asset-Backed Securities Risk

Preferred Securities Risk

Subsidiary Risk

U.S. Government Obligations Risk

Credit-Linked Notes Risk

Exchange-Traded Notes Risk

Investment Companies Risk

Exchange Traded Funds Risk

Financial Services Sector Risk

Foreign Currency Tax Risk

Indexing Risk

Liquidity Risk

MLP Risk

MLP Tax Risk

REIT Risk/Real Estate Risk

Non-Correlation Risk

Sampling Risk

Risks of Value Investing Eurozone Investment Risks.

*

Although not disclosed as a principal risk for the Acquiring Fund, the Acquiring Fund, like the Target Fund, is subject to the risks of small and mid-cap companies due to its ability to invest in securities with exposure to such companies. Although not disclosed as a principal risk for the Target Fund, the Target Fund, like the Acquiring Fund, is subject to risks related to investment in equity linked notes.

Please see Exhibit F to this Joint Information Statement/Prospectus which contains descriptions of the principal risks of an Acquiring Fund that are not disclosed by a Target Fund.

Invesco Oppenheimer Global Multi-Asset Income Fund (“Target Fund”) into Invesco Multi-Asset Income Fund (“Acquiring Fund”)

Investment Objectives

Target Fund’s Investment Objective	Acquiring Fund’s Investment Objective

to seek total return	to provide current income

Principal Strategies and Principal Investments

Both the Target Fund and Acquiring Fund allocate assets across multiple asset classes and may obtain exposure to these asset classes both through direct investments in securities, derivative instruments and hybrid derivative –type investments, as well as indirectly through other affiliated or unaffiliated investment companies, including ETFs. Both the Target Fund and the Acquiring Fund actively manage asset allocation and security selection decisions, but the Acquiring Fund also may use indexing techniques with respect to certain asset classes.

The Acquiring Fund focuses its investments in high income producing asset classes and government securities. The asset classes in which the Acquiring Fund may invest include: non-investment grade debt, emerging markets debt, dividend

Both the Target Fund and Acquiring Fund may engage in a variety of derivative instruments with respect to investments in all the asset classes in which they invest. Both the Target Fund and Acquiring Fund may use derivatives for risk management or investment management purposes, including gaining or adjusting exposure to various asset classes. Both Funds’ investments in derivatives include futures, swaps, options and forward contracts.

Principal Risks

Principal Risks Common to Both the Target and Acquiring Funds	Principal Risks Disclosed By the Acquiring Fund but not the Target Fund	Principal Risks Disclosed By the Target Fund but not the Acquiring Fund

Risks of Senior Loans and Other Loans/Bank Loan Risk

Fixed Income Markets Risk

Debt Securities Risk

Derivatives Risk

Dividend Paying Security Risk

Emerging Markets Securities Risk

Investment Companies Risk/Exchange Traded Funds Risk

Exchange-Traded Notes Risk

Foreign Securities Risk

Foreign Government Debt Risk

Risks of Below Investment Grade Securities

Liquidity Risk

Asset Allocation Risk/Risks of Arbitrage/Management Risk

Risks of Investing in Stocks/Market Risk

MLP Risk

MLP Tax Risk

Mortgage-and Asset-Backed Securities Risk

REIT Risk/Real Estate Risk Preferred Securities Risk

U.S. Government Obligations Risk/Risks of Money Market Instruments

Risks of Alternative Investment Strategies*

Risks of Energy Infrastructure and Energy-Related Assets and Activities*

Industry and Sector Focus Risk*

Risks of Small and Mid-Cap Companies*

Active Trading Risk

Commodity Tax Risk

Commodity Risk

Credit-Linked Notes Risk

Equity-Linked Notes Risk

Financial Services Sector Risk

Foreign Currency Tax Risk

Indexing Risk

Non-Correlation Risk

Short Position Risk

Subsidiary Risk

Eurozone Investment Risks Risks of Event-Linked Securities Risks of Inflation-Protected Debt Securities Municipal Securities Risk

*

Although not disclosed as principal risks for the Acquiring Fund, the Acquiring Fund, like the Target Fund, is subject to: risks of alternative investment strategies due to its investment in alternative assets classes; risks of energy infrastructure and energy-related assets and activities due to its investment in MLPs; risks of industry and sector focus due to its ability to emphasize investment in particular industry sectors; and risks of small and mid-cap companies due to its ability to invest in securities with exposure to such companies.

Please see Exhibit F to this Joint Information Statement/Prospectus which contains descriptions of the principal risks of an Acquiring Fund that are not disclosed by a Target Fund.

Invesco Oppenheimer Dividend Opportunity Fund (“Target Fund”) into Invesco Dividend Income Fund (“Acquiring Fund”)

Investment Objectives

Target Fund’s Investment Objective	Acquiring Fund’s Investment Objective

to seek total return	current income and long-term growth of capital

Principal Strategies and Principal Investments

Both the Target Fund and Acquiring Fund primarily invest in dividend paying stocks and each Fund has a policy to invest at least 80% of its net assets in dividend-paying stocks and other instruments that have economic characteristics similar to such securities.

Both Funds primarily invest in U.S. securities but also may invest in securities of foreign issuers. The Target Fund may invest up to 35% of its total assets in securities of foreign issuers and may invest up to 10% of its total assets in securities of emerging market issuers. The Acquiring Fund has a stated limit providing that only 25% of its net assets may be invested in foreign securities and does not disclose any policy with respect to investing in securities of emerging market issuers.

Both Funds primarily invest in common stock. Both the Target Fund and Acquiring Fund may invest in securities of issuers of any capitalization size. However, the Acquiring Fund typically focuses on investing in stocks of large capitalization issuers.

While both Funds seek to invest in dividend-paying stocks with growth potential, their management strategies differ. The Target Fund uses a value-oriented investing style in selecting stocks. The Acquiring Fund focuses on above-market yielding stocks, emphasizing firms with the financial strength to offer consistent and defensible dividends.

Principal Risks

Principal Risks Common to Both the Target and Acquiring Funds	Principal Risks Disclosed By the Target Fund but not the Acquiring Fund

Risks of Investing in Common Stock/Market Risk Dividend Risk* Foreign Securities Risk Management Risk* Small and Mid-Capitalization Companies Risk	Industry and Sector Focus Risk Risks of Other Equity Securities Risks of Developing and Emerging Markets Risks of Value Investing Risks of Developing and Emerging Markets

*

Although not disclosed as a principal risk for the Target Fund, the Target Fund, as an actively managed fund, also is subject to management risk. While dividend risk is not disclosed as a principal risk for the Acquiring Fund, it is subject to this risk.

Please see Exhibit F to this Joint Information Statement/Prospectus which contains descriptions of the principal risks of an Acquiring Fund that are not disclosed by a Target Fund.

Invesco Oppenheimer Equity Income Fund (“Target Fund”) into Invesco Dividend Income Fund (“Acquiring Fund”)

Investment Objectives

Target Fund’s Investment Objective	Acquiring Fund’s Investment Objective

to seek total return	current income and long-term growth of capital

Principal Strategies and Principal Investments

Both the Target Fund and Acquiring Fund primarily invest in dividend paying stocks. Each Fund has a similar policy to invest 80% of its net assets in equity securities and other instruments that have economic characteristics similar to such securities. The Acquiring Fund’s 80% policy, however, also states that such securities must be dividend-paying securities.

Both Funds primarily invest in U.S. securities but also may invest in securities of foreign issuers. The Target Fund has no limit on the amounts it can invest in foreign securities, but currently does not intend to invest more than 25% of its assets in any single foreign country or more than 5% of its net assets in securities of companies or government issuers in emerging markets countries. The Acquiring Fund has a stated limit providing that only 25% of its net assets may be invested in foreign securities and does not disclose any policy with respect to investing in securities of emerging market issuers.

Both Funds primarily invest in common stock. However, the Target Fund, but not the Acquiring Fund, also discloses other equity securities, such as preferred stocks, warrants and convertible securities, as principal investments. Both the Target Fund and Acquiring Fund may invest in securities of issuers of any capitalization size, while typically focusing on investing in stocks of large capitalization issuers.

While both Funds seek to invest in dividend-paying stocks with growth potential, their management strategies differ. The Target Fund uses a value-oriented investing style in selecting stocks. The Acquiring Fund focuses on above-market yielding stocks, emphasizing firms with the financial strength to offer consistent and defensible dividends.

Principal Risks

Principal Risks Common to Both the Target and Acquiring Funds	Principal Risks Disclosed By the Target Fund but not the Acquiring Fund

Risks of Investing in Common Stock/Market Risk Foreign Securities Risk Management Risk* Small and Mid-Capitalization Companies Risk Dividend Risk*	Industry and Sector Focus Risk Risks of Other Equity Securities Risks of Value Investing

*

Although not disclosed as a principal risk for the Target Fund, the Target Fund, as an actively managed fund, also is subject to management risk. While dividend risk is not disclosed as a principal risk for the Acquiring Fund, it is subject to this risk.

Please see Exhibit F to this Joint Information Statement/Prospectus which contains descriptions of the principal risks of an Acquiring Fund that are not disclosed by a Target Fund.

Invesco Oppenheimer Government Cash Reserves Fund (“Target Fund”) into Invesco Government Money Market Fund (“Acquiring Fund”)

Investment Objectives

Target Fund’s Investment Objective	Acquiring Fund’s Investment Objective

to seek income consistent with stability of principal	to provide current income consistent with preservation of capital and liquidity

Principal Strategies and Principal Investments

Each of the Target Fund and Acquiring Fund is a Government Money Market Fund, as defined by Rule 2a-7 under the Investment Company Act of 1940, as amended (Rule 2a-7), that seeks to maintain a stable price of $1.00 per share by using the amortized cost method to value portfolio securities and rounding the share value to the nearest cent. Each Fund invests in conformity with SEC rules and regulation requirements for money market funds for the quality, maturity, diversification and liquidity of investments.

Each of the Target Fund and Acquiring Fund invests at least 99.5% of its total assets in cash, Government Securities, and repurchase agreements collateralized by cash or Government Securities. In addition, for both Funds, at least 80% of the Fund’s net assets will be invested, under normal circumstances, in Government Securities and/or repurchase agreements that are collateralized by Government Securities. Government Security generally means any security issued or guaranteed as to principal or interest by the U.S. Government or certain of its agencies or instrumentalities; or any certificate of deposit for any of the foregoing.

Each of the Target Fund and Acquiring Fund invests only in U.S. dollar-denominated securities maturing within 397 calendar days of the date of purchase, with certain exceptions permitted by applicable regulations. Also, each Fund maintains a dollar-weighted average portfolio maturity of no more than 60 calendar days, and a dollar-weighted average portfolio maturity as determined without exceptions regarding certain interest rate adjustments under Rule 2a-7 of no more than 120 calendar days.

While the Board of each of the Target Fund and the Acquiring Fund may elect to subject its respective Fund to liquidity fee and gate requirements in the future, neither Board has elected to do so at this time.

The Target Fund, but not the Acquiring Fund, discloses that it may invest in other affiliated or unaffiliated government money market funds.

Principal Risks

Principal Risks Common to Both the Target and Acquiring Funds

Debt Securities Risk/Risks of Money Market Instruments/Fixed Income Markets Risk

Money Market Funds Risk/Net Asset Value Risk

Repurchase Agreement Risk

U.S. Government Obligations Risk

Yield Risk

Cash Risk*

Risks of Investing in Floating Rate and Variable Rate Obligations*

Large Shareholder Transaction Risk*

Regulatory Risk*

Management Risk*

Both the Acquiring Fund and the Target Fund are subject to the following principal risks, but only the Target Fund describes these principal risks in its prospectus: cash risk; risks of investing in floating rate and variable rate obligations; large shareholder transaction risk; and regulatory risk. Both the Acquiring Fund and the Target Fund are subject to management risk, but only the Acquiring Fund discloses this principal risk in its prospectus.

Please see Exhibit F to this Joint Information Statement/Prospectus which contains descriptions of the principal risks of an Acquiring Fund that are not disclosed by a Target Fund.

Invesco Oppenheimer Intermediate Term Municipal Fund (“Target Fund”) into Invesco Intermediate Term Municipal Income Fund (“Acquiring Fund”)

Investment Objectives

Target Fund’s Investment Objective	Acquiring Fund’s Investment Objective

to seek tax-free income	to provide investors with a high level of current income exempt from federal income tax, consistent with preservation of capital

Principal Strategies and Principal Investments

The Target Fund and Acquiring Fund have substantially similar 80% policies. The Target Fund has a policy to invest at least 80% of its net assets in securities the income from which is exempt from regular federal individual income tax. The Acquiring Fund has a policy to invest at least 80% of its net assets in municipal securities, which are obligations the income from which is exempt from regular federal individual income tax.

The Target Fund and Acquiring Fund have different policies related to investments subject to the alternative minimum tax. The Target Fund may not invest more than 5% of its net assets in municipal securities subject to the federal alternative minimum tax, while the Acquiring Fund may invest all or a substantial portion of its assets in securities that are subject to the federal alternative minimum tax.

The Funds have similar portfolio maturities. The Target Fund seeks to maintain a dollar-weighted average effective portfolio maturity between three and seven years and the Acquiring Fund seeks to maintain a dollar-weighted average portfolio life of three to 10 years.

The Target Fund and Acquiring Fund have different geographic limitations for their investments. The Acquiring Fund has no policy limiting its investments in municipal securities whose issuers are located in the same state. However, the Acquiring Fund does not have the present intention to invest more than 25% of the value of its net assets in issuers located in the same state. In contrast, the Target Fund may invest up to 25% of its total assets in municipal securities issued by each of California, New York, and Texas, or their respective agencies, instrumentalities and authorities, but is limited to investing no more than 15% of its total assets in the municipal securities issued by the government of any other single state, its political subdivisions, or its agencies, instrumentalities or authorities. In addition, the Acquiring Fund, but not the Target Fund, may invest in securities issued by U.S. territories and possessions or by their agencies, instrumentalities and authorities. With respect to industry sectors, the Target Fund, but not the Acquiring Fund, is limited to investing no more than 15% of its assets in a single sector.

Both Funds may invest in revenue bonds and general obligation bonds, but the Acquiring Fund specifically states that it primarily invests in municipal securities classified as revenue bonds. Both Funds may invest in fixed and variable rate securities, municipal bonds, municipal notes and interests in municipal leases. Both Funds are permitted to invest in illiquid securities, when-issued and delayed delivery securities and zero coupon bonds, but only the Acquiring Fund lists such securities as principal investments. The Acquiring Fund, but not the Target Fund, may use derivatives as a principal investment. The Acquiring Fund can invest in derivative instruments including futures contracts and swap contracts. The Acquiring Fund can use futures contracts, including Treasury futures, to gain or reduce exposure to certain asset classes. The Acquiring Fund can use swap contracts, including interest rate swaps, to hedge its exposure to interest rates. The Acquiring Fund, but not the Target Fund, may invest in inverse floating rate municipal obligations as a form of leverage. The Target Fund, but not the Acquiring Fund, can borrow money to purchase additional securities, another form of leverage. The Target Fund, but not the Acquiring Fund, lists tobacco-related bonds and land-secured bonds as principal investments. The Acquiring Fund may invest up to 10% of its assets in a tax-exempt money fund as a temporary investment, while the Target Fund does not disclose a comparable policy.

The Acquiring Fund and Target Fund both invest primarily in investment-grade securities but have different credit quality guidelines with the Acquiring Fund having more flexibility to invest in lower-rated securities. The Target Fund will not invest more than 40% of its total assets in securities, in the aggregate, that are rated below the top three of the four investment grade categories (or that are unrated), and is limited to investing no more than 10% of its total assets in below investment grade securities. The Acquiring Fund has no limitations with respect to investment in any of the four categories of investment grade securities and is limited to investing no more than 35% of its net assets in below investment grade securities. In addition, the Target Fund will not invest more than 15% of its net assets in unrated securities, whereas the Acquiring Fund does not have a specific limitation with respect to its investments in unrated securities.

Principal Risks

Principal Risks Common to Both the Target and Acquiring Funds	Principal Risks Disclosed By the Acquiring Fund but not the Target Fund	Principal Risks Disclosed By the Target Fund but not the Acquiring Fund

Alternative Minimum Tax Risk

Debt Securities Risk/ Fixed Income Markets Risk

Below Investment Grade Securities Risk/Medium and Lower-Grade Municipal Securities Risk

Management Risk*

Municipal Risk

Municipal Issuer Focus Risk

Municipal Securities Risk/Taxability Risk

Liquidity Risk

Derivatives Risk

Inverse Floating Rate Obligations Risk

Variable Rate Demand Notes Risk

When-Issued, Delayed Delivery and Forward Commitment Risk

Zero Coupon or Pay-In-Kind Securities Risk

Risks of Land-Secured or “Dirt Bonds” Risks of Tobacco Related Bonds Risks of Borrowing and Leverage

*	Although not disclosed as a principal risk for the Target Fund, the Target Fund, as an actively managed fund, also is subject to management risk.

Please see Exhibit F to this Joint Information Statement/Prospectus which contains descriptions of the principal risks of an Acquiring Fund that are not disclosed by a Target Fund.

Invesco Oppenheimer Limited-Term Bond Fund (“Target Fund”) into Invesco Short Term Bond Fund (“Acquiring Fund”)

Investment Objectives

Target Fund’s Investment Objective	Acquiring Fund’s Investment Objective

to seek income	total return, comprised of current income and capital appreciation

Principal Strategies and Principal Investments

Both Funds are subject to an 80% policy to invest in fixed income securities and derivatives and other instruments that have economic characteristics similar to such securities. The Target Fund and Acquiring Fund both primarily invest in investment grade securities but are permitted to invest a portion of their assets in below investment grade securities. The Target Fund may invest up to 35% of its total assets in below investment grade securities, while the Acquiring Fund may invest up to 20% of its net assets in such lower-rated securities.

Both the Target Fund and Acquiring Fund are permitted to invest in foreign securities, including emerging market securities. The Target Fund may invest up to 20% of its assets in foreign debt securities, while the Acquiring Fund may invest up to 25% of its assets in such securities. While the Acquiring Fund may invest a higher percentage of its assets in foreign securities, it is limited to investing 20% in securities and currencies (including foreign currency derivatives) denominated in currencies other than the dollar.

Both Funds may invest in a wide variety of fixed income securities and derivative instruments, although the Target Fund states that it invests primarily in corporate debt securities and U.S. government securities. The principal types of fixed income securities in which both Funds may invest include corporate bonds, U.S. Treasury and agency securities, mortgage-backed securities and asset-backed securities. The Funds’ investments in mortgage-backed and asset-backed securities include collateralized mortgage obligations and collateralized debt obligations, and with respect to the Acquiring Fund, collateralized loan obligations. In addition, the Acquiring Fund may, as a principal investment, invest in illiquid and restricted securities, zero coupon and pay-in-kind securities, municipal securities, and when-issued and delayed delivery securities. The Target Fund does not invest in such securities as principal investments. The Acquiring Fund also specifically discloses that it may engage in “to be announced” (TBA) transactions, including engaging in short sales of TBA mortgages it does not own, while the Target Fund does not specifically disclose such transactions as a principal investment. Both the Target Fund and Acquiring Fund may invest in derivative instruments such as swaps, options, futures, and forward foreign currency transactions. The Target Fund may use derivatives including treasury futures, to seek increased returns, to try to manage investment risk or for hedging purposes. Futures, swaps and “structured” notes are examples of some of the types of derivatives the Target Fund can use. The Acquiring Fund can use swap contracts, including interest rate swaps, to hedge or adjust its exposure to interest rates. The Acquiring Fund can also use swap contracts, including credit default swaps, to create long or short exposure to corporate or sovereign debt securities. The Acquiring Fund can further use credit default index swaps to hedge credit risk or take a position on a basket of credit entities; total return swaps to gain exposure to a reference asset; and volatility swaps to adjust the volatility profile of the Fund. The Acquiring Fund can use options, including currency options, to seek alpha (return on investments in excess of the Bloomberg Barclays 1-3 Year Government/Credit Index) or to mitigate risk and to hedge against adverse movements in the foreign currencies in which portfolio securities are denominated. The Acquiring Fund can also use credit default swap options to gain the right to enter into a credit default swap at a specified future date. The Acquiring Fund can further use swaptions (options on swaps) to manage interest rate risk; and options on bond or rate futures to manage interest rate exposure. The Acquiring Fund can use futures contracts, including interest rate futures, to increase or reduce its (create long or short) exposure to interest rate changes. The Acquiring Fund can also use currency futures to increase or decrease its exposure to foreign currencies and to hedge against adverse movements in the foreign currencies in which portfolio securities are denominated. The Acquiring Fund can engage in foreign currency transactions either on a spot basis or through forward foreign currency contracts to gain or mitigate the risk of foreign currency exposure.

The Funds have similar, but not identical, maturity/duration characteristics. The Acquiring Fund attempts to maintain a dollar-weighted average portfolio maturity and duration of less than three years. The Target Fund seeks to maintain a weighted average effective duration of one to three and a half years.

The Target Fund mainly seeks income earnings in selecting investments, while the Acquiring Fund uses an active management style to obtain both income and capital growth.

Principal Risks

Principal Risks Common to Both the Target and Acquiring Funds	Principal Risks Disclosed By the Acquiring Fund but not the Target Fund

Debt Securities Risk

Fixed Income Markets Risk

Below Investment Grade Securities Risk

Foreign Securities Risk/Foreign Government Debt Risk/Foreign Credit Exposure Risk

Emerging Markets Risk

Derivatives Risk

Management Risk*

Mortgage- and Asset-Backed Securities Risk

TBA Transaction Risk*

Pay-In-Kind Securities Risk*

U.S. Government Securities Risk

Active Trading Risk

Collateralized Loan Obligations Risk

Liquidity Risk

Municipal Securities Risk

Short Position Risk

When Issued, Delayed Delivery and Forward Commitment Risk

Zero Coupon or Pay In-Kind Securities Risk

*

Both the Acquiring Fund and the Target Fund are subject to the following risks, but only the Acquiring Fund describes these as principal risks in its prospectus: management risk; TBA transactions risk; and pay-in-kind securities risk. Although not disclosed as a principal risk for the Target Fund, the Target Fund, as an actively managed fund, also is subject to management risk.

Please see Exhibit F to this Joint Information Statement/Prospectus which contains descriptions of the principal risks of an Acquiring Fund that are not disclosed by a Target Fund.

Invesco Oppenheimer Limited-Term Government Fund (“Target Fund”) into Invesco Quality Income Fund (“Acquiring Fund”)

Investment Objectives

Target Fund’s Investment Objective	Acquiring Fund’s Investment Objective

to seek income	to provide a high level of current income, with liquidity and safety of principal

Principal Strategies and Principal Investments

The Target Fund and Acquiring Fund are subject to different 80% investment policies. The Target Fund has an investment policy to invest at least 80% of its net assets in debt securities issued by the U.S. government, its agencies and instrumentalities and repurchase agreements on those securities, and in derivatives and other instruments that have economic characteristic similar to such securities. The Acquiring Fund has an investment policy to invest at least 80% of its net assets in mortgage-backed securities (MBS) of any maturity or type guaranteed by, or secured by collateral that is guaranteed by, the U.S. government, its agencies, instrumentalities, or sponsored corporations, and in MBS privately issued in the United States. Both Funds may include investments in U.S. government and government agency MBS among the investments to satisfy their respective 80% policies but differ as to the other investments that may be included for purposes of such policies. The Target Fund may include non-mortgage-backed government and agency securities to satisfy its 80% policy, while the Acquiring Fund may include privately issued MBS to satisfy its 80% policy.

Both the Target Fund and Acquiring Fund may invest in government mortgage pass-through securities, collateralized mortgage obligations (CMOs), multiclass pass-through securities, private mortgage pass-through securities, stripped mortgage securities and asset-backed securities. The Acquiring Fund, however, is permitted to invest to a greater extent in privately issued mortgage-backed related securities than the Target Fund and as a result, may be subject to heightened mortgage-related risks. The Acquiring Fund also may invest in real estate mortgage investment conduits (REMICs). Both Funds may engage in to be announced (TBA) transactions and dollar rolls, but only the Acquiring Fund is permitted to sell short TBA securities, including those it does not own. Each Fund may invest in derivative instruments such as options, swaps, and futures for investment or hedging purposes. The Acquiring Fund, as a principal investment, may invest in illiquid securities, Rule 144A securities, and when-issued and delayed delivery securities. The Target Fund also may invest in such securities but does not identify these securities as principal investments.

The Target Fund seeks to maintain an average effective portfolio duration of not more than three years, while the Acquiring Fund does not have a stated duration policy.

Principal Risks

Principal Risks Common to Both the Target and Acquiring Funds	Principal Risks Disclosed By the Acquiring Fund but not the Target Fund

Debt Securities Risk

Dollar Roll Transactions Risk

Fixed Income Markets Risk

Mortgage- and Asset-Backed Securities Risk

U.S. Government Obligations Risk

Derivatives Risk

Zero Coupon Securities Risk

Management Risk*

TBA Transactions Risk*

Pay-In-Kind Securities Risk*

Active Trading Risk Liquidity Risk When Issued, Delayed Delivery and Forward Commitment Risk

*

Both the Acquiring Fund and the Target Fund are subject to the following risks, but only the Acquiring Fund describes these as principal risks in its prospectus: Management Risk; TBA Transactions Risk; and Pay-In-Kind Securities Risk. Although not disclosed as a principal risk for the Target Fund, the Target Fund, as an actively managed fund, also is subject to management risk.

Please see Exhibit F to this Joint Information Statement/Prospectus which contains descriptions of the principal risks of an Acquiring Fund that are not disclosed by a Target Fund.

Invesco Oppenheimer Global Infrastructure Fund* (“Target Fund”) into Invesco Global Infrastructure Fund (“Acquiring Fund”)

*

Prior to November 18, 2019, the Fund was named Invesco Oppenheimer Macquarie Global Infrastructure Fund and was sub-advised by Delaware Investments Fund Advisers, a series of Macquarie Investment Management Business Trust.

Investment Objectives

Target Fund’s Investment Objective	Acquiring Fund’s Investment Objective
to seek total return	total return through growth of capital and current income

Principal Strategies and Principal Investments

The Target Fund and Acquiring Fund each has a similar policy to invest 80% of its net assets in securities of U.S. and non-U.S. infrastructure-related companies and in derivatives and other instruments that have economic characteristics similar to such securities. The Acquiring Fund’s 80% policy, however, also states that such securities must be equity securities.

Each Fund defines infrastructure or infrastructure-related companies differently. The Target Fund considers infrastructure companies as companies that engage in the ownership, management, construction, operation and use or financing of infrastructure assets. For purposes of interpreting the Target Fund’s 80% policy, the Fund considers a company an infrastructure company if the company is categorized, based on the Global Industry Classification Standards (GICS) industry classifications (as amended from time to time) within the following industries: Airport Services, Alternative Carriers, Cable & Satellite, Communications Equipment, Construction & Engineering, Electric Utilities, Gas Utilities, Highways & Railtracks, Independent Power Producers & Energy Traders, Industrial Conglomerates, Marine Ports & Services, Multi-Utilities, Oil & Gas, Refining & Marketing, Oil & Gas Storage & Transportation, Railroads, Renewable Energy, Specialized REITs, Water Utilities and Wireless Telecommunication Services. The Acquiring Fund considers a company to be an infrastructure-related company if it derives at least 50% of its revenue or profits from the ownership or operation of infrastructure assets, which include the physical structures, networks and systems of transportation, energy, water and sewage, and communication.

While both Funds will invest in common stock and master limited partnerships (MLPs), the Target Fund also includes convertible securities, preferred stock, stapled securities and income trusts as additional principal investments. With respect to investment in MLPs, both Funds have certain investment limitations. The Target Fund’s investment in MLPs is limited to no more than 25% of its assets. The Acquiring Fund may only invest up to 20% of its assets in MLPs that are not taxed as regular corporations. The Acquiring Fund, but not the Target Fund, may invest in derivatives, including forward foreign currency contracts and futures contracts, as part of its principal investment strategy. The Acquiring Fund can invest in derivative instruments including forward foreign currency contracts and futures contracts. The Acquiring Fund can use forward foreign currency contracts to hedge against adverse movements in the foreign currencies in which portfolio securities are denominated. The Acquiring Fund can use futures contracts, including currency futures, to hedge against adverse movements in the foreign currencies in which portfolio securities are denominated.

Principal Risks

Principal Risks Common to Both the Target and Acquiring Funds	Principal Risks Disclosed By the Acquiring Fund but not the Target Fund	Principal Risks Disclosed By the Target Fund but not the Acquiring Fund

Emerging Markets Securities Risk

Foreign Securities Risk

Infrastructure-Related Companies Risk/Concentration Risk

Management Risk*

MLP Risk

MLP Tax Risk

Non-Diversification Risk

Risks of Investing in Common Stock/Market Risk

	Active Trading Risk Depositary Receipts Risk Derivatives Risk Geographic Focus Risk	Eurozone Investment Risk Risks of Income Trusts Liquidity Risk Other Equity Securities Risk REITs Risk

*	Although not disclosed as a principal risk for the Target Fund, the Target Fund, as an actively managed fund, also is subject to management risk.

Please see Exhibit F to this Joint Information Statement/Prospectus which contains descriptions of the principal risks of an Acquiring Fund that are not disclosed by a Target Fund.

Invesco Oppenheimer Mid Cap Value Fund (“Target Fund”) into Invesco American Value Fund (“Acquiring Fund”)

Investment Objectives

Target Fund’s Investment Objective	Acquiring Fund’s Investment Objective

to seek capital appreciation	long-term capital appreciation

Principal Strategies and Principal Investments

Both the Target Fund and Acquiring Fund primarily invest in U.S. issuers. The Acquiring Fund has a policy to invest at least 80% of its net assets in U.S. issuers, while the Target Fund does not have a similar stated policy with respect to U.S. issuers. Both Funds have the ability to invest in foreign securities. The Target Fund has no stated limit on the percentage of its assets that may be invested in foreign issuers but discloses that it does not expect to invest a substantial amount of its assets in foreign securities. The Acquiring Fund may invest no more than 20% of its net assets in foreign securities.

Both Funds may invest in mid-capitalization companies and small capitalization companies but each emphasize different capitalization ranges. The Target Fund invests at least 80% of its net assets in mid-capitalization companies but also may invest in small capitalization companies. The Acquiring Fund invests at least 65% of its net assets in small- to mid-capitalization companies. The Acquiring Fund also is permitted to invest in large capitalization companies. While both Funds invest primarily in common stock of operating companies, each Fund also may invest in REITs.

Both Funds use a value style of investing.

Principal Risks

Principal Risks Common to Both the Target and Acquiring Funds

Risks of Mid-Capitalization Companies

Risks of Small Capitalization Companies

Risks of Value Investing

Industry and Sector Focus Risk

Foreign Investing Risk/Depositary Receipts Risk

Derivatives Risk

Common Stock/Market Risk

Management Risk*

REIT Risk/Real Estate Risk*

*

Although not disclosed as a principal risk for the Target Fund, the Target Fund, as an actively managed fund, also is subject to Management Risk as well as REIT Risk/Real Estate Risk because, like the Acquiring Fund, the Target Fund invests in REITs.

Please see Exhibit F to this Joint Information Statement/Prospectus which contains descriptions of the principal risks of an Acquiring Fund that are not disclosed by a Target Fund.

Invesco Oppenheimer Real Estate Fund (“Target Fund”) into Invesco Real Estate Fund (“Acquiring Fund”)

Investment Objectives

Target Fund’s Investment Objective	Acquiring Fund’s Investment Objective

to seek total return	total return through growth of capital and current income

Principal Strategies and Principal Investments

The Target Fund and Acquiring Fund each has a similar policy to invest 80% of its net assets in securities of real estate-related companies and in derivatives and other instruments that have economic characteristics similar to such securities. The Target Fund’s 80% policy, however, also states that such securities must be equity securities.

The Target Fund and Acquiring Fund have similar but not identical definitions of real estate-related companies. The Acquiring Fund considers an issuer to be a real estate-related company if at least 50% of its assets, gross income or net profits are attributable to ownership, construction, management or sale of commercial, industrial or residential real estate. The Target Fund considers a real estate-related company to be one that derives at least 50% of its revenues from, or invests at least 50% of its assets in, the same real estate related activities listed above for the Acquiring Fund. Both Funds may invest in (i) REITs or other real estate operating issuers that (a) own property, (b) make or invest in short-term construction and development of mortgage loans, or (c) invest in long-term mortgages or mortgage pools, and (ii) issuers whose products and services are related to the real estate industry, such as manufacturers and distributors of building supplies and financial institutions that issue or service mortgages. The Target Fund focuses its investments in equity REITs and the Acquiring Fund focuses its investments in equity REITs and equity securities of real estate operating issuers. Both Funds may invest in companies of any capitalization size.

While both Funds will invest in common stock, the Acquiring Fund also may invest in preferred stocks and convertible securities as principal investments. The Acquiring Fund may invest in debt securities, including corporate debt obligations and commercial mortgage-backed securities. The Acquiring Fund may invest up to 10% of its net assets in non-investment grade debt securities of real estate and real estate-related issuers. The Acquiring Fund also may invest up to 25% of its net assets in foreign securities and up to 10% of its foreign holdings may be in emerging market securities. The Target Fund does not invest in debt securities or foreign securities as principal investments. The Acquiring Fund, but not the Target Fund, also may engage in short sales of securities and use forward foreign currency contracts. The Acquiring Fund can use forward foreign currency contracts to hedge against adverse movements in the foreign currencies in which portfolio are denominated.

The Target Fund is classified as a non-diversified fund, while the Acquiring Fund is classified as a diversified fund.

Principal Risks

Principal Risks Common to Both the Target and Acquiring Funds	Principal Risks Disclosed By the Acquiring Fund but not the Target Fund	Principal Risks Disclosed By the Target Fund but not the Acquiring Fund

Risks of Investing in Common Stock/Market Risk REIT Risk/Real Estate Risk/Concentration Risk Small-and Mid-Capitalization Companies Risk/Smaller Real Estate Companies Risk Management Risk*

Convertible Securities Risk

Debt Securities Risk

Derivatives Risk

Emerging Markets Securities Risk

Foreign Securities Risk

High Yield Debt Securities Risk Mortgage-and Asset-Backed Securities Risk

Preferred Securities Risk

Short Position Risk

Non-Diversification Risk

*	Although not disclosed as a principal risk for the Target Fund, the Target Fund, as an actively managed fund, also is subject to management risk.

Please see Exhibit F to this Joint Information Statement/Prospectus which contains descriptions of the principal risks of an Acquiring Fund that are not disclosed by a Target Fund.

Invesco Oppenheimer Rochester Short Duration High Yield Municipal Fund (“Target Fund”) into Invesco Short Duration High Yield Municipal Fund (“Acquiring Fund”)

Investment Objectives

Target Fund’s Investment Objective	Acquiring Fund’s Investment Objective

to seek tax-free income	to seek federal tax-exempt current income and taxable capital appreciation

Principal Strategies and Principal Investments

The Target Fund and Acquiring Fund have substantially similar 80% policies. The Target Fund has a policy to invest at least 80% of its net assets in securities the income from which is exempt from regular federal individual income tax. The Acquiring Fund has a policy to invest at least 80% of its net assets in municipal securities, which are obligations the income from which is exempt from regular federal individual income tax. Both Funds may invest all or a substantial portion of their assets in municipal securities that are subject to the federal alternative minimum tax.

The Funds have substantially similar portfolio durations. Both Fund will generally attempt to maintain weighted average portfolio durations of five years or less.

The Acquiring Fund and Target Fund have different credit quality guidelines with the Acquiring Fund investing more of its assets in lower rated securities. The Target Fund may not invest more than 35% of its total assets in below investment grade securities, while the Acquiring Fund invests at least 75% of its net assets in medium- and lower-grade municipal securities (such as securities rated BBB+ or below by S&P).

Both Funds may invest in revenue bonds and general obligation bonds, but the Acquiring Fund specifically states that it primarily invests in municipal securities classified as revenue bonds. Both Funds may invest in fixed and variable rate securities, municipal bonds, municipal notes and interests in municipal leases. Both Funds are permitted to invest in illiquid securities, when-issued and delayed delivery securities and zero coupon bonds, but only the Acquiring Fund lists such securities as principal investments. Both Funds may use derivatives as a principal investment. The Target Fund may use derivatives to seek income or capital gain to hedge against the risks of other investments or to increase or decrease its exposure to certain markets or risks. Examples include, but are not limited to, interest rate swaps or municipal bond swaps. The Acquiring Fund can invest in derivative instruments, including futures contracts and swap contracts. The Acquiring Fund can use futures contracts, including treasury futures, to gain or reduce exposure to certain asset classes and to manage duration. The Acquiring Fund can use swap contracts, including interest rate swaps, to hedge its exposure to interest rates.

Both Funds may invest in inverse floating rate municipal obligations as a form of leverage, but the Target Fund specifically limits its exposure to leverage from inverse floaters to 15% of its total assets. The Target Fund, but not the Acquiring Fund, can borrow money to purchase additional securities, another form of leverage. The Target Fund, but not the Acquiring Fund, lists tobacco-related bonds and land-secured bonds as principal investments. The Acquiring Fund may invest up to 10% of its assets in a tax-exempt money fund as a temporary investment, while the Target Fund does not disclose a comparable policy.

Principal Risks

Principal Risks Common to Both the Target and Acquiring Funds	Principal Risks Disclosed By the Acquiring Fund but not the Target Fund	Principal Risks Disclosed By the Target Fund but not the Acquiring Fund

Alternative Minimum Tax Risk

Debt Securities Risk/ Fixed Income Markets Risk

Below Investment Grade Securities Risk/Medium and Lower-Grade Municipal Securities Risk

Derivatives Risk

Inverse Floating Rate Obligations Risk

Municipal Issuer Focus Risk

Management Risk*

Municipal Securities Risk/Taxability Risk

Shorter-Term Securities Risk*

	Liquidity Risk Money Market Fund Risk Variable Rate Demand Notes Risk When-Issued, Delayed Delivery and Forward Commitment Risk Zero Coupon or Pay-In-Kind Securities Risk	Risks of Land-Secured or “Dirt Bonds” Risks of Tobacco Related Bonds U.S. Territories, Commonwealths and Possessions Risk Risks of Borrowing and Leverage.

*

Although not disclosed as a principal risk for the Target Fund, the Target Fund, as an actively managed fund, also is subject to management risk. Although not disclosed as a principal risk for the Acquiring Fund, the Acquiring Fund also is subject to the risks of investing in shorter-term securities.

Please see Exhibit F to this Joint Information Statement/Prospectus which contains descriptions of the principal risks of an Acquiring Fund that are not disclosed by a Target Fund.

Invesco Oppenheimer Small Cap Value Fund (“Target Fund”) into Invesco Small Cap Value Fund (“Acquiring Fund”)

Investment Objectives

Target Fund’s Investment Objective	Acquiring Fund’s Investment Objective

to seek capital appreciation	long-term growth of capital

Principal Strategies and Principal Investments

Both the Target Fund and Acquiring Fund invest at least 80% of their assets in the securities of small cap companies, and in derivatives and other instruments that have economic characteristics similar to such securities. The Target Fund and Acquiring Fund define small cap companies similarly. The Target Fund and Acquiring Fund define small cap companies according to the market capitalization range of the Russell 2000 Value Index and Russell 2000 Index, respectively.

Both Funds primarily invest in U.S. securities. The Acquiring Fund, but not the Target Fund, also states that up to 25% of its net assets may be invested in foreign securities, including emerging markets securities. The Target Fund does not include foreign securities as a principal investment but is permitted to invest in such securities. Both Funds may invest in REITs but the Acquiring Fund may only invest up to 15% of its net assets in REITs. Although both Funds are permitted to invest in derivative instruments, only the Acquiring Fund includes derivative use as a principal strategy. The Acquiring Fund may use futures contracts and options as part of its investment strategy. The Acquiring Fund can use futures contracts to seek exposure to certain asset classes. The Fund can use options to seek alpha (return on investments in excess of the Russell 2000® Value Index) or to mitigate risk.

Both Funds employ a similar value style of investing.

Principal Risks

Principal Risks Common to Both the Target and Acquiring Funds	Principal Risks Disclosed By the Acquiring Fund but not the Target Fund	Principal Risks Disclosed By the Target Fund but not the Acquiring Fund

Risks of Investing in Common Stock/Market Risk

REIT Risk/Real Estate Risk

Industry and Sector Focus Risk

Small-Capitalization Companies Risk

Value Investing Style Risk

Management Risk*

Mid-Capitalization Companies Risk

	Depositary Receipts Risk Derivatives Risk Emerging Markets Risk Foreign Securities Risk Mid-Capitalization Companies Risk	Active Trading Risk

*	Although not disclosed as a principal risk for the Target Fund, the Target Fund, as an actively managed fund, also is subject to management risk.

Please see Exhibit F to this Joint Information Statement/Prospectus which contains descriptions of the principal risks of an Acquiring Fund that are not disclosed by a Target Fund.

Invesco Oppenheimer Ultra-Short Duration Fund (“Target Fund”) into Invesco Conservative Income Fund (“Acquiring Fund”)

Investment Objectives

Target Fund’s Investment Objective	Acquiring Fund’s Investment Objective

to seek income	provide capital preservation and current income while maintaining liquidity

Principal Strategies and Principal Investments

Both the Target Fund and Acquiring Fund invest in a diversified portfolio of short duration, investment grade money market and fixed income securities. Each Fund seeks to maintain a portfolio duration of less than one year. Each Fund is subject to a substantially similar concentration policy to invest more than 25% of its assets in the financial services sector.

Both Funds may invest in a wide variety of fixed income securities and derivative instruments. Both Funds may invest in: (i) securities issued by the U.S. Government or its agencies; (ii) certificates of deposit and time deposits from U.S. and foreign banks; (iii) repurchase agreements; (iv) commercial paper; (v) mortgage backed and asset backed securities; (vi) domestic and foreign corporate debt obligations; (vii) sovereign debt and obligations of supra-national entities; and (viii) illiquid and restricted securities. The Acquiring Fund also may invest in municipal securities, zero coupon and pay-in-kind securities, when-issued and delayed delivery securities, to-be announced transactions, and money market funds. Both Funds may invest in derivative instruments such as swaps and futures contracts. The Target Fund may use derivatives for hedging purposes to seek to manage investment risks. The Acquiring Fund can use futures contracts, including Treasury and interest rate futures, to increase or reduce its exposure to interest rate changes. The Acquiring Fund can use swap contracts, including interest rate swaps, to hedge or adjust its exposure to interest rates. The Acquiring Fund can also use swap contracts, including credit default swaps, to create long or short exposure to corporate or sovereign debt securities.

Principal Risks

Principal Risks Common to Both the Target and Acquiring Funds	Principal Risks Disclosed By the Acquiring Fund but not the Target Fund

Debt Securities Risk/Fixed Income Markets Risk

Foreign Securities Risk/Foreign Government Debt Risk

Risks of Concentration in Banking and Financial Services

Derivatives Risk

Liquidity Risk

Management Risk

Asset-Backed Securities Risk*

Repurchase Agreement Risk*

U.S. Government Obligations Risk*

Yield Risk*

Money Market Fund Risk Municipal Securities Risk TBA Transactions Risk When Issued, Delayed Delivery and Forward Commitment Risk Zero Coupon or Pay In-Kind Securities Risk

*

Both the Acquiring Fund and the Target Fund are subject to the following principal risks, but only the Acquiring Fund discloses these as principal risks in its prospectus: asset-backed securities risk; repurchase agreement risk; U.S. government obligations risk; and yield risk.

Please see Exhibit F to this Joint Information Statement/Prospectus which contains descriptions of the principal risks of an Acquiring Fund that are not disclosed by a Target Fund.

Invesco Pennsylvania Tax Free Income Fund (“Target Fund”) into Invesco Oppenheimer Rochester Pennsylvania Municipal Fund (“Acquiring Fund”)

Investment Objectives

Target Fund’s Investment Objective	Acquiring Fund’s Investment Objective

provide only Pennsylvania investors with a high level of current income exempt from federal and Pennsylvania state income taxes and, where possible under local law, local income and personal property taxes, through investment in a varied portfolio of medium- and lower-grade municipal securities	to seek tax-free income

Principal Strategies and Principal Investments

Both Funds are subject to policies to invest at least 80% of their net assets in Pennsylvania municipal securities, which are obligations the income from which are exempt from regular federal individual and Pennsylvania income tax. Additionally, both Funds have or upon closing of the Reorganization will have policies to invest no more than 20% of their net assets in municipal securities subject to the federal alternative minimum tax.

The Acquiring Fund, as a principal investment, may invest in municipal securities issued by issuers outside of Pennsylvania, such as U.S. territories, commonwealths and possessions, or by their agencies, instrumentalities and authorities, if the interest on such securities is not subject to Pennsylvania and federal income tax. The Target Fund also may invest in the securities of such issuers but does not identify these securities as a principal investment. The Acquiring Fund has historically invested to a greater extent in municipal securities issued by U.S. territories, including Puerto Rico.

Both Funds may invest in revenue bonds and general obligation bonds, but the Target Fund specifically states that it primarily invests in municipal securities classified as revenue bonds. Neither Fund has restrictions with respect to the maturity range of the securities that are purchased, but the Acquiring Fund focuses on municipal securities with longer maturities. Both Funds may invest in fixed and variable rate securities, municipal bonds, municipal notes and interests in municipal leases. Both Funds are permitted to invest in illiquid securities, when-issued and delayed delivery securities and zero coupon bonds, but only the Target Fund lists such securities as principal investments. Both the Target Fund and Acquiring Fund may invest in derivative instruments. The Target Fund can invest in derivative instruments including futures contracts and swap contracts. The Target Fund can use futures contracts, including Treasury futures, to gain or reduce exposure to certain asset classes. The Target Fund can use swap contracts, including interest rate swaps, to hedge its exposure to interest rates. The Acquiring Fund may use derivatives to seek income or capital gain to hedge against the risks of other investments or to increase or decrease its exposure to certain markets or risks. Examples include, but are not limited to, interest rate swaps or municipal bond swaps. Both Funds may invest in inverse floating rate municipal obligations as a form of leverage, but the Acquiring Fund specifically limits its exposure to leverage from inverse floaters to 20% of its total assets. The Acquiring Fund, but not the Target Fund, can borrow money to purchase additional securities, another form of leverage. The Acquiring Fund, but not the Target Fund, lists tobacco-related bonds and land-secured bonds as principal investments. The Target Fund may invest up to 10% of its assets in a tax-exempt money fund as a temporary investment, while the Acquiring Fund does not disclose a comparable policy.

The Target Fund and Acquiring Fund have different credit quality guidelines. The Target Fund seeks to invest in medium- and lower-grade securities (such as securities rated BBB- through CC by S&P for bonds or SP-2 or lower for notes) and due to market conditions may at times invest in higher-grade securities. In contrast, the Acquiring Fund invests primarily in investment grade securities (higher grade and medium grade securities) but may invest up to 25% of its total assets in below investment grade securities (such as securities rated below BBB- by S&P).

Principal Risks

Principal Risks Common to Both the Target and Acquiring Funds	Principal Risks Disclosed By the Acquiring Fund but not the Target Fund	Principal Risks Disclosed By the Target Fund but not the Acquiring Fund

Alternative Minimum Tax Risk

Debt Securities Risk/ Fixed Income Markets Risk

Below Investment Grade Securities Risk/Medium and Lower-Grade Municipal Securities Risk

Derivatives Risk

Inverse Floating Rate Obligations Risk

Municipal Issuer Focus Risk

Municipal Securities Risk/Taxability Risk

Pennsylvania and U.S. Territories Municipal Securities Risk

Management Risk

	Risks of Land-Secured or “Dirt Bonds” Risks of Tobacco Related Bonds Risks of Significant Investment in Puerto Rico Municipal Securities Risks of Borrowing and Leverage	Liquidity Risk Money Market Fund Risk Variable Rate Demand Notes Risk When-Issued, Delayed Delivery and Forward Commitment Risk Zero Coupon or Pay-In-Kind Securities Risk

Please see Exhibit F to this Joint Information Statement/Prospectus which contains descriptions of the principal risks of an Acquiring Fund that are not disclosed by a Target Fund.

Invesco Small Cap Discovery Fund (“Target Fund”) into Invesco Small Cap Growth Fund (“Acquiring Fund”)

Investment Objectives

Target Fund’s Investment Objective	Acquiring Fund’s Investment Objective

seek capital appreciation	long-term growth of capital

Principal Strategies and Principal Investments

Both the Target Fund and Acquiring Fund invest 80% of their assets in the securities of small cap companies. The Target Fund and Acquiring Fund define small cap companies according to the market capitalization range of the Russell 2000 Index. Both Funds primarily invest in U.S. securities but may invest up to 25% of their assets in foreign securities.

Both Funds employ a growth style of investing. The Target Fund does not limit its investments to any type of security or issuer and may invest in companies with new management or management reliant upon one or a few key people, special products and techniques, limited or cyclical operating history, product lines, services, markets or resources, distribution channels, financial resources, or unusual developments, such as acquisitions, mergers, liquidations, bankruptcies or leveraged buyouts. The Target Fund may also invest in securities involving special circumstances, such as initial public offerings (IPOs). In contrast, the Acquiring Fund refers closely to the Russell 2000 Growth Index in portfolio construction.

Principal Risks

Principal Risks Common to Both the Target and Acquiring Funds	Principal Risks Disclosed By the Target Fund but not the Acquiring Fund

Market Risk Foreign Securities Risk Growth Investing Risk Management Risk Sector Focus Risk Small-and Mid-Capitalization Companies Risk	Initial Public Offerings (IPO) Risk

Please see Exhibit F to this Joint Information Statement/Prospectus which contains descriptions of the principal risks of an Acquiring Fund that are not disclosed by a Target Fund.

Invesco Technology Sector Fund (“Target Fund”) into Invesco Technology Fund (“Acquiring Fund”)

Investment Objectives

Target Fund’s Investment Objective	Acquiring Fund’s Investment Objective

long-term growth of capital	long-term growth of capital

Principal Strategies and Principal Investments

The Acquiring Fund and Target Fund each has a substantially similar policy to invest at least 80% of its net assets in securities of technology companies. The Target Fund invests 80% of its net assets in securities of issuers considered by the Fund’s investment adviser to rely extensively on technology, science and communications in their product development or operations at the time of investment, and in derivatives and other instruments that have economic characteristics similar to such securities. The Acquiring Fund invests at least 80% of its net assets in securities of issuers engaged in technology-related industries, and in derivatives and other instruments that have economic characteristics similar to such securities.

The Target Fund and Acquiring Fund define technology companies identically for purposes of their 80% policies. The Target Fund considers an issuer to rely extensively on technology, science and communications, and the Acquiring Fund considers an issuer to be doing business in technology-related industries, if such issuer meets one of the following tests: (1) at least 50% of its gross income or its net sales come from activities in technology-related industries; (2) at least 50% of its total assets are devoted to producing revenues in technology-related industries; or (3) based on other available information, a Fund’s portfolio managers determine that its primary business is within technology-related industries. Both Funds further disclose that issuers in technology-related industries include, but are not limited to, those involved in the design, manufacture, distribution, licensing, or provision of various applied technologies, hardware, software, semiconductors, telecommunications equipment and telecommunications/media distribution services, medical technology, biotechnology, as well as service-related companies in the information technology industry.

The Target Fund and Acquiring Fund have identical investment strategies and principal investments. Both Funds invest primarily in equity securities, principally common stock. Each Fund invests primarily in securities that are considered by the Fund’s portfolio managers to have potential for earnings or revenue growth. Both Funds may invest in securities of issuers of any market capitalization, but tend to focus on the securities of mid- and large-capitalization issuers. The Target Fund and Acquiring Fund may each invest up to 50% of its net assets in securities of foreign issuers, which may include securities of issuers located in emerging markets countries. Each Fund may invest in depositary receipts or local shares to gain exposure to foreign companies.

Both the Target Fund and the Acquiring Fund may invest in derivative instruments including options and futures contracts. Each Fund can use options, including call options, for hedging and investment purposes. Each Fund also can use futures contracts, including index futures, to gain exposure to the broad market by equitizing cash and as a hedge against downside risk.

Principal Risks

Principal Risks Common to Both the Target and Acquiring Funds

Depositary Receipts Risk
Derivatives Risk
Emerging Markets Securities Risk
Foreign Securities Risk
Growth Investing Risk
Management Risk
Market Risk
Small- and Mid-Capitalization Companies Risk
Technology Sector Risk

Please see Exhibit F to this Joint Information Statement/Prospectus which contains descriptions of the principal risks of an Acquiring Fund that are not disclosed by a Target Fund.

Repositioning Costs.

A Reorganization may result in the sale of some of the portfolio securities of a Target Fund following the Reorganization as the corresponding Acquiring Fund’s portfolio managers align the combined portfolio with the Acquiring Fund’s investment strategy.

The transaction costs anticipated in connection with the sale of such portfolio securities prior to the Reorganization of the Invesco Oppenheimer Limited-Term Government Fund, Invesco Oppenheimer Global Infrastructure Fund, Invesco Oppenheimer Real Estate Fund and Invesco Oppenheimer Small Cap Discovery Fund will be borne by Target Fund shareholders and are estimated to be in approximate aggregate dollars and to have the basis point impact on each Target Fund’s asset base as noted below:

Invesco Oppenheimer Limited-Term Government Fund: $295,000/0.034%

Invesco Oppenheimer Global Infrastructure Fund: $57,000/0.045%

Invesco Oppenheimer Real Estate Fund: $215,000/0.0022%

Invesco Oppenheimer Small Cap Discovery Fund: $24,000/0.005%

The transaction costs anticipated in connection with the sale of such portfolio securities after the Reorganization of the Invesco Global Small & Mid Cap Growth Fund and Invesco International Allocation Fund will be borne by Acquiring Fund shareholders (including former Target Fund shareholders who are reorganized into the Acquiring Fund) and are estimated to be in approximate aggregate dollars and to have the basis point impact on its corresponding Acquiring Fund’s asset base as noted below:

Invesco Global Growth Fund: $172,000/0.019%

Invesco Oppenheimer International Diversified Fund: $54,000/0.001%

The sale of such portfolio securities may also result in the realization of capital gains to an Acquiring Fund that, to the extent not offset by capital losses, would be distributed to shareholders, and those distributions (if any) would be taxable to shareholders who hold shares in taxable accounts. Invesco Advisers anticipates that, except for the Invesco Global Small & Mid Cap Growth Fund, Invesco International Allocation Fund, Invesco Oppenheimer Limited-Term Government Fund, Invesco Oppenheimer Global Infrastructure Fund, Invesco Oppenheimer Real Estate Fund and Invesco Small Cap Discovery Fund, any such sales of portfolio securities by each Acquiring Fund as a result of its Reorganization (as distinct from normal portfolio turnover) will be limited in scope and likely not result in any significant amounts of capital gains to be distributed to shareholders by each Acquiring Fund.

Comparison of Fundamental and Non-Fundamental Investment Restrictions

Each Fund has adopted fundamental investment restrictions concerning, among other things, diversification of the Fund’s investment portfolio; borrowing; issuing senior securities; underwriting; concentration in particular industries; investing in real estate; investing in commodities; lending; and investing in other open-end management investment companies. Fundamental investment restrictions of a Fund cannot be changed without shareholder approval. Non-fundamental investment restrictions of a Fund can be changed by a Fund’s Board.

The fundamental investment restrictions of each Target Fund and those of its corresponding Acquiring Fund do not materially differ or will not materially differ immediately prior to the closing of the Reorganization. The Funds’ non-fundamental investment restrictions are also similar. Although there are certain differences in text between certain Target Fund’s non-fundamental investment restriction and its corresponding Acquiring Fund’s investment restriction, such differences do not affect the overall risk profiles of the Funds.

Comparison of Share Classes and Distribution Arrangements

Shares of each class of a Target Fund will be exchanged for shares of a specific class of the corresponding Acquiring Fund. Generally, you will not pay an initial sales charge on Acquiring Fund Class A shares that you receive in connection with a Reorganization. In addition, the exchange of Class A shares or Class C shares of a Target Fund for corresponding classes of the corresponding Acquiring Fund at the consummation of a Reorganization will not result in the imposition of any

CDSC that applies to those share classes. Upon consummation of a Reorganization, former Target Fund shareholders of Class A shares or Class C shares will be credited for the period of time from their original date of purchase of the Target Fund Class A shares or Class C shares for purposes of determining the amount of any CDSC that may be due upon subsequent redemption, if any. The Acquiring Fund initial sales charges for Class A shares and CDSCs that apply to Class A shares and Class C shares, if any, will apply to any Class A shares or Class C shares of an Acquiring Fund purchased after a Reorganization, unless you are eligible for a reduction or waiver of the initial sales charge or CDSC. For more information on eligibility for sales charge reductions and waivers, please see “Shareholder Account Information” section in an Acquiring Fund’s prospectus that accompanies this Joint Information Statement/Prospectus. The following sub-sections identify the Acquiring Fund share class that corresponds with each Target Fund share class as well as the different distribution arrangements among the various share classes.

Distribution Arrangements. Invesco Distributors, Inc. (“IDI”), a wholly-owned subsidiary of Invesco, is the principal underwriter for the Target Fund and the Acquiring Fund pursuant to written agreements (“Distribution Agreements”). The Distribution Agreements provide that IDI has the exclusive right to distribute shares of the Funds on a continuous basis directly and through authorized financial intermediaries.

Class Structure. The Funds each offer multiple share classes. Each such class offers a distinct structure of sales charges, distribution and/or service fees and reductions and waivers thereto, which are designed to address a variety of shareholder servicing needs. In addition, some share classes have certain eligibility requirements that must be met to invest in that class of shares. The eligibility requirements are the same for each Fund and are described in each Fund’s prospectus.

The share classes offered by each Target Fund and the corresponding share classes of the Acquiring Fund that Target Fund shareholders will receive in connection with a Reorganization are set forth in the chart below. An Acquiring Fund may also offer additional classes of shares that are not part of the Reorganization.

Target Fund Share Classes	Acquiring Fund Share Classes
Invesco California Tax-Free Income Fund	Invesco Oppenheimer Rochester California Municipal Fund
Class A	Class A
Class C	Class A
Class Y	Class Y
C lass R6	Class R6
Invesco Global Small & Mid Cap Growth Fund	Invesco Global Growth Fund
Class A	Class A
Class C	Class C
Class Y	Class Y
Class R5	Class R5
Class R6	Class R6
Invesco International Allocation Fund	Invesco Oppenheimer International Diversified Fund
Class A	Class A
Class C	Class C
Class R	Class R
Class Y	Class Y
Class R5	Class R5
Class R6	Class R6
Invesco Mid Cap Core Equity Fund	Invesco Oppenheimer Main Street Mid Cap Fund
Class A	Class A
Class C	Class C
Class R	Class R
Class Y	Class Y
Class R5	Class R5
Class R6	Class R6
Invesco Mid Cap Growth Fund	Invesco Oppenheimer Discovery Mid Cap Growth Fund
Class A	Class A
Class C	Class C
Class R	Class R
Class Y	Class Y
Class R5	Class R5
Class R6	Class R6

Where to Find More Information

For more information with respect to each Fund concerning the following topics, please refer to the following sections of the Funds’ prospectuses: (i) see “Fund Management” for more information about the management of a Fund; (ii) see “Other Information” for more information about a Fund’s policy with respect to dividends and distributions; and (iii) see “Shareholder Account Information” for more information about the pricing, purchase, redemption and repurchase of shares of a Fund, tax consequences to shareholders of various transactions in shares of a Fund and distribution arrangements of a Fund.

THE REORGANIZATIONS

Summary of Agreement and Plan of Reorganization

The terms and conditions under which each Reorganization may be consummated are set forth in the Agreement. Significant provisions of the Agreement are summarized below. A copy of the form of Agreement, is attached as Exhibit E to this Joint Information Statement/Prospectus.

With respect to each Reorganization, if all closing conditions are satisfied or waived the assets of the Target Fund will be delivered to the Acquiring Fund’s custodian for the account of the Acquiring Fund in exchange for the assumption by the Acquiring Fund of the liabilities of the Target Fund and delivery by the Acquiring Fund to the Target Fund for further delivery to the holders of record as of the Effective Time (as defined below) of the issued and outstanding shares of the Target Fund of a number of shares of the Acquiring Fund (including, if applicable, fractional shares rounded to the nearest thousandth), having an aggregate net asset value equal to the value of the net assets of the Target Fund so transferred, all determined and adjusted as provided in the Agreement. The value of your account with the Acquiring Fund immediately after a Reorganization will be the same as the value of your account with the Target Fund immediately prior to the Reorganization.

The class or classes of Acquiring Fund shares that shareholders will receive in connection with a Reorganization will depend on the class or classes of Target Fund shares that shareholders hold immediately prior to the Reorganization, as described above under “Comparison of Share Classes and Distribution Arrangements.”

Each Target Fund and Acquiring Fund will be required to make representations and warranties in the form of Agreement that are customary in matters such as the Reorganizations.

If all of the closing conditions set forth in the Agreement are satisfied or waived, consummation of the Reorganizations (the “Closing”) is expected to occur on or about April 17, 2020 and May 15, 2020 as set forth in the chart below (the “Closing Date”), as of the later of 7:01 p.m. Eastern time or the finalization of a Target Fund’s NAV, unless otherwise agreed by the parties (the “Effective Time”).

April 17, 2020 Closing Date	May 15, 2020 Closing Date

Invesco Oppenheimer Capital Income Fund	Invesco California Tax-Free Income Fund
Invesco Global Small & Mid Cap Fund Growth Fund	Invesco International Allocation Fund
Invesco Mid Cap Growth Fund	Invesco Mid Cap Core Equity Fund
Invesco Oppenheimer Dividend Opportunity	Invesco Moderate Allocation Fund
Invesco Oppenheimer Equity Income Fund	Invesco New York Tax Free Income Fund
Invesco Oppenheimer Global Multi-Asset Income Fund	Invesco Oppenheimer Government Cash Reserves Fund
Invesco Oppenheimer Global Infrastructure Fund	Invesco Oppenheimer Intermediate Term Municipal Fund
Invesco Oppenheimer Mid Cap Value Fund	Invesco Oppenheimer Limited-Term Bond Fund
Invesco Oppenheimer Real Estate Fund	Invesco Oppenheimer Limited-Term Government Fund
Invesco Oppenheimer Small Cap Value Fund Invesco Technology Sector Fund	Invesco Oppenheimer Rochester Short Duration High Yield Municipal Fund
Invesco Oppenheimer Ultra-Short Duration Fund
Invesco Pennsylvania Tax Free Income Fund
Invesco Small Cap Discovery Fund

EXHIBIT G

FINANCIAL HIGHLIGHTS

The financial highlights tables are intended to help you understand a Target Fund’s and Acquiring Fund’s financial performance for the past five fiscal years and are included in the Target Fund’s and Acquiring Fund’s prospectuses which are each incorporated herein by reference. The financial highlights tables below provide additional information for the most recent six-month semi-annual reporting period for certain Target Funds or Acquiring Funds and are unaudited. With respect to Target Funds and Acquiring Funds for which no updated financial highlights information is included below, please see the Funds’ prospectuses for current financial highlights information with respect to such Funds. The financial highlights information presented for certain Target Fund or Acquiring Funds includes the financial history of a predecessor fund, which was reorganized into the Target Fund or Acquiring Fund after the close of business on May 24, 2019. The total returns in the table represent the rate that an investor would have earned (or lost) on an investment in the Fund (assuming reinvestment of all dividends and distributions).

Target Fund — Invesco Global Small & Mid Cap Growth Fund

	Net asset value, beginning of period	Net investment income (loss)(a)	Net gains (losses) on securities (both realized and unrealized)	Total from investment operations	Dividends from net investment income	Distributions from net realized gains	Total distributions	Net asset value, end of period	Total return(b)	Net assets, end of period (000’s omitted)	Ratio of expenses to average net assets with fee waivers and/or expenses absorbed(d)	Ratio of expenses to average net assets without fee waivers and/or expenses absorbed(d)	Ratio of net investment income (loss) to average net assets(d)	Portfolio turnover(c)
Class A Year ended 10/31/19	$18.24	$0.14	$1.55	$1.69	$(0.10)	$(1.77)	$(1.87)	$18.06	11.06%	$411,339	1.32%	1.33%	0.82%	42%
Class C Year ended 10/31/19	$14.74	$0.01	$1.20	$1.21	$—	$(1.77)	$(1.77)	$14.18	10.22%	$10,736	2.07%	2.08%	0.07%	42%
Class Y Year ended 10/31/19	$18.30	$0.18	$1.56	$1.74	$(0.15)	$(1.78)	$(1.93)	$18.11	11.33%	$16,082	1.07%	1.08%	1.07%	42%
Class R5 Year ended 10/31/19	$18.15	$0.20	$1.52	$1.72	$(0.17)	$(1.77)	$(1.94)	$17.93	11.38%	$3,144	0.96%	0.97%	1.18%	42%
Class R6 Year ended 10/31/19	$18.16	$0.21	$1.53	$1.74	$(0.19)	$(1.77)	$(1.96)	$17.94	11.49%	$1,539	0.90%	0.91%	1.24%	42%

(a)	Calculated using average shares outstanding.
(b)

Includes adjustments in accordance with accounting principles generally accepted in the United States of America and as such, the net asset value for financial reporting purposes and the returns based upon those net asset values may differ from the net asset value and returns for shareholder transactions. Does not include sales charges and is not annualized for periods less than one year, if applicable.

(c)	Portfolio turnover is calculated at the fund level and is not annualized for periods less than one year, if applicable.
(d)	Ratios are based on average daily net assets (000’s omitted) of $408,842, $12,874, $16,060, $3,133, and $1,299 for Class A, Class C, Class Y, Class R5, and Class R6 shares, respectively.

G-1

Pro Forma Financial Information

Invesco California Tax-Free Income Fund into Invesco Oppenheimer Rochester California

Municipal Fund

The unaudited pro forma financial information set forth below is for informational purposes only and does not purport to be indicative of the financial condition that actually would have resulted if the Reorganization had been consummated. These pro forma numbers have been estimated in good faith based on information regarding the Target Fund and the corresponding Acquiring Fund, each as identified below, for the twelve month period ended August 31, 2019. The unaudited pro forma financial information should be read in conjunction with the historical financial statements of the Target Fund and Acquiring Fund, which are available in their respective annual and semi-annual shareholder reports.

Narrative Description of the Pro Forma Effects of the Reorganization

Note 1 - Reorganization

The unaudited pro forma information has been prepared to give effect to the proposed reorganization of the Target Fund into the Acquiring Fund pursuant to an Agreement and Plan of Reorganization (the “Agreement”) as of the beginning of the period as indicated below in the table.

Target Fund	Acquiring Fund	12 Month Period Ended
Invesco California Tax-Free Income Fund	Invesco Oppenheimer Rochester California Municipal Fund	August 31, 2019

Basis of Pro Forma Financial Information

The Reorganization will be accounted for as a tax-free reorganization of investment companies; therefore, no gain or loss will be recognized by the Acquiring Fund or its shareholders as a result of the Reorganization. The Target Fund and the Acquiring Fund are both series of a registered open-end management investment company that issues its shares in separate series. The Reorganization would be accomplished by (a) the transfer of the assets and the assumption of the liabilities of the Target Fund by the Acquiring Fund in exchange for shares of a corresponding class of the Acquiring Fund, (b) the distribution of such shares of the corresponding class to a corresponding class to Target Fund shareholders, and (c) the distribution of shares in complete liquidation of the Target Fund and the cancellation of the outstanding shares of the Target Fund. The table below shows the class and shares that Target Fund shareholders would have received if the Reorganization were to have taken place on the period ended date in Note 1.

Target Fund Share Class	Shares Exchanged	Acquiring Fund Share Class
Class A	37,480,752	Class A
Class C	4,903,532	Class A
Class Y	5,243,741	Class Y
Class R6	1,585,298	Class R6

Under accounting principles generally accepted in the United States of America, the historical cost of investment securities will be carried forward to the surviving entity, the Acquiring Fund, and the results of operations of the Acquiring Fund for pre-reorganization periods will not be restated. All securities held by the Target Fund comply with investment objectives, strategies and restrictions of the Acquiring Fund at period ended date in Note 1.

Note 2 – Net Assets

The table below shows the net assets of the Target Fund, the Acquiring Fund and the Pro Forma Combined Fund net assets as of the dates indicated.

Fund	Net Assets	As-of Date
Invesco California Tax-Free Income Fund (Target Fund)	$444,803,848	August 31, 2019
Invesco Oppenheimer Rochester California Municipal Fund (Acquiring Fund)	1,610,926,354	August 31, 2019
Invesco Oppenheimer Rochester California Municipal Fund (Pro Forma Combined)	$2,055,730,202	August 31, 2019

1

Invesco Oppenheimer Rochester California Municipal Fund (Pro Forma Combined)	Level 1	Level 2	Level 3	Total
Investments in Securities
Municipal Obligations	$—	$2,147,215,436	$2,535,000	$2,149,750,436

Total Investments	$—	$2,147,215,436	$2,535,000	$2,149,750,436

Note 6 – Reorganization Costs

The Target Fund is expected to incur an estimated $90,000 in Reorganization costs and will bear 100% of these costs. These costs represent the estimated non-recurring expenses of the Target Fund carrying out its obligations under the Agreement and consist of management’s estimate of professional services fees, printing costs and mailing charges related to the proposed Reorganization. The Acquiring Fund is not expected to incur any expenses in connection with the Reorganization. The pro forma financial information has been adjusted for the Target Fund’s expenses to be incurred in connection with the Reorganization.

Note 7 – Repositioning Costs

A portion of the Target Fund’s portfolio assets may be sold in connection with the Reorganization (as distinct from normal portfolio turnover). These sales may result in the realization of capital gains, which to the extent not offset by any available capital loss carryovers, would be distributed to shareholders. The Target Fund does not expect to sell any significant portion of its portfolio assets as a result of the Reorganization.

Note 8 - Accounting Survivor

The Acquiring Fund will be the accounting survivor. The surviving fund will have the portfolio management team, portfolio composition strategies, investment objective, expense structure and policies/restrictions of the Acquiring Fund.

Note 9 – Tax Information

The Funds intend to comply with the requirements of Subchapter M of the Internal Revenue Code necessary to qualify as a regulated investment company and to distribute substantially all of a Fund’s taxable earnings to shareholders. As such, the Funds will not be subject to federal income taxes on otherwise taxable income (including net realized capital gain) that is distributed to shareholders.

At August 31, 2019, the Target Fund had a capital loss carryforward of approximately $14,703,163.

At July 31, 2019, the Acquiring Fund had a capital loss carryforward of approximately $246,043,664. For additional information regarding capital loss limitations, please see the section entitled “Federal Income Tax Considerations” in the Information Statement/Prospectus filed in the Form N-14 registration statement with the Securities and Exchange Commission.

4

Pro Forma Financial Information

Invesco Global Small & Mid Cap Growth Fund into Invesco Global Growth Fund

The unaudited pro forma financial information set forth below is for informational purposes only and does not purport to be indicative of the financial condition that actually would have resulted if the Reorganization had been consummated. These pro forma numbers have been estimated in good faith based on information regarding the Target Fund and the corresponding Acquiring Fund, each as identified below, for the twelve month period ended October 31, 2019. The unaudited pro forma financial information should be read in conjunction with the historical financial statements of the Target Fund and Acquiring Fund, which are available in their respective annual and semi-annual shareholder reports.

Narrative Description of the Pro Forma Effects of the Reorganization

Note 1 – Reorganization

The unaudited pro forma information has been prepared to give effect to the proposed reorganization of the Target Fund into the Acquiring Fund pursuant to an Agreement and Plan of Reorganization (the “Agreement”) as of the beginning of the period as indicated below in the table.

Target Fund	Acquiring Fund	12 Month Period Ended
Invesco Global Small & Mid Cap Growth Fund	Invesco Global Growth Fund	October 31, 2019

Basis of Pro Forma Financial Information

The Reorganization will be accounted for as a tax-free reorganization of investment companies; therefore, no gain or loss will be recognized by the Acquiring Fund or its shareholders as a result of the Reorganization. The Target Fund and the Acquiring Fund are both series of a registered open-end management investment company that issues its shares in separate series. The Reorganization would be accomplished by (a) the transfer of the assets and the assumption of the liabilities of the Target Fund by the Acquiring Fund in exchange for shares of a corresponding class of the Acquiring Fund, (b) the distribution of such shares of the corresponding class to Target Fund shareholders, and (c) the distribution of shares in complete liquidation of the Target Fund and the cancellation of the outstanding shares of the Target Fund. The table below shows the class and shares that Target Fund shareholders would have received if the Reorganization were to have taken place on the period ended date in Note 1.

Target Fund Share Class	Shares Exchanged	Acquiring Fund Share Class
Class A	12,775,174	Class A
Class C	367,974	Class C
Class Y	498,072	Class Y
Class R5	98,138	Class R5
Class R6	48,038	Class R6

Under accounting principles generally accepted in the United States of America, the historical cost of investment securities will be carried forward to the surviving entity, the Acquiring Fund, and the results of operations of the Acquiring Fund for pre-reorganization periods will not be restated. All securities held by the Target Fund comply with investment objectives, strategies and restrictions of the Acquiring Fund at period ended date in Note 1.

Note 2 – Net Assets

The table below shows the net assets of the Target Fund, the Acquiring Fund and the Pro Forma Combined Fund net assets as of the dates indicated.

Fund	Net Assets	As-of Date
Invesco Global Small & Mid Cap Growth Fund (Target Fund)	$442,703,336	October 31, 2019
Invesco Global Growth Fund (Acquiring Fund)	447,002,516	October 31, 2019
Invesco Global Growth Fund (Pro Forma Combined)	$889,705,852	October 31, 2019

5

Level 1	– Prices are determined using quoted prices in an active market for identical assets.

Level 2

– Prices are determined using other significant observable inputs. Observable inputs are inputs that other market participants may use in pricing a security. These may include quoted prices for similar securities, interest rates, prepayment speeds, credit risk, yield curves, loss severities, default rates, discount rates, volatilities and others.

Level 3

– Prices are determined using significant unobservable inputs. In situations where quoted prices or observable inputs are unavailable (for example, when there is little or no market activity for an investment at the end of the period), unobservable inputs may be used. Unobservable inputs reflect the Fund’s own assumptions about the factors market participants would use in determining fair value of the securities or instruments and would be based on the best available information.

The following is a summary of the tiered valuation input levels, as of October 31, 2019. The level assigned to the securities valuations may not be an indication of the risk or liquidity associated with investing in those securities. Because of the inherent uncertainties of valuation, the values reflected in the financial statements may materially differ from the value received upon actual sale of those investments.

Invesco Global Small & Mid Cap Growth Fund (Target Fund)	Level 1	Level 2	Level 3	Total
Investments in Securities
Common Stocks & Other Equity Interests	$234,262,223	$181,635,321	$—	$415,897,544
Money Market Funds	26,277,782	—	—	26,277,782

Total Investments	$260,540,005	$181,635,321	$—	$442,175,326

Invesco Global Growth Fund (Acquiring Fund)	Level 1	Level 2	Level 3	Total
Investments in Securities
Common Stocks & Other Equity Interests	$279,192,330	$157,544,854	$—	$436,737,184
Money Market Funds	9,632,065	—	—	9,632,065

Total Investments	$288,824,395	$157,544,854	$—	$446,369,249

Invesco Global Growth Fund (Pro Forma Combined)	Level 1	Level 2	Level 3	Total
Investments in Securities
Common Stocks & Other Equity Interests	$513,454,553	$339,180,175	$—	$852,634,728
Money Market Funds	35,909,847	—	—	35,909,847

Total Investments	$549,364,400	$339,180,175	$—	$888,544,575

*	Unrealized appreciation (depreciation).

Note 6 – Reorganization Costs

The Target Fund is expected to incur an estimated $137,000 in Reorganization costs and will bear 100% of these costs. These costs represent the estimated non-recurring expenses of the Target Fund carrying out its obligations under the Agreement and consist of management’s estimate of professional services fees, printing costs and mailing charges related to the proposed Reorganization. The Acquiring Fund is not expected to incur any expenses in connection with the Reorganization. The pro forma financial information has not been adjusted for any costs related to the Reorganization.

Note 7 – Repositioning Costs

A portion of the Target Fund’s portfolio assets may be sold in connection with the Reorganization (as distinct from normal portfolio turnover). These sales may result in the realization of capital gains, which to the extent not offset by any available capital loss carryovers, would be distributed to shareholders. The percentage of portfolio assets to be repositioned as of 12/10/19 is estimated to be approximately 19% and may result in a capital gain distribution per share of $0.6241.

Note 8 – Accounting Survivor

The Acquiring Fund will be the accounting survivor. The surviving fund will have the portfolio management team, portfolio composition strategies, investment objective, expense structure and policies/restrictions of the Acquiring Fund.

8

Pro Forma Financial Information

Invesco Mid Cap Core Equity Fund into Invesco Oppenheimer Main Street Mid Cap Fund

The unaudited pro forma financial information set forth below is for informational purposes only and does not purport to be indicative of the financial condition that actually would have resulted if the Reorganization had been consummated. These pro forma numbers have been estimated in good faith based on information regarding the Target Fund and the corresponding Acquiring Fund, each as identified below, for the twelve month period ended June 30, 2019. The unaudited pro forma financial information should be read in conjunction with the historical financial statements of the Target Fund and Acquiring Fund, which are available in their respective annual and semi-annual shareholder reports.

Narrative Description of the Pro Forma Effects of the Reorganization

Note 1 - Reorganization

The unaudited pro forma information has been prepared to give effect to the proposed reorganization of the Target Fund into the Acquiring Fund pursuant to an Agreement and Plan of Reorganization (the “Agreement”) as of the beginning of the period as indicated below in the table.

Target Fund	Acquiring Fund	12 Month Period Ended
Invesco Mid Cap Core Equity Fund	Invesco Oppenheimer Main Street Mid Cap Fund	June 30, 2019

Basis of Pro Forma Financial Information

The Reorganization will be accounted for as a tax-free reorganization of investment companies; therefore, no gain or loss will be recognized by the Acquiring Fund or its shareholders as a result of the Reorganization. The Target Fund and the Acquiring Fund are both series of a registered open-end management investment company that issues its shares in separate series. The Reorganization would be accomplished by (a) the transfer of the assets and the assumption of the liabilities of the Target Fund by the Acquiring Fund in exchange for shares of a corresponding class of the Acquiring Fund, (b) the distribution of such shares of the corresponding class to Target Fund shareholders, and (c) the distribution of shares in complete liquidation of the Target Fund and the cancellation of the outstanding shares of Target Fund. The table below shows the class and shares that Target Fund shareholders would have received if the Reorganization were to have taken place on the period ended date in Note 1.

Target Fund Share Class	Shares Exchanged	Acquiring Fund Share Class
Class A	30,471,150	Class A
Class C	1,731,970	Class C
Class R	1,690,088	Class R
Class Y	2,080,852	Class Y
Class R5	834,206	Class R5
Class R6	1,187,530	Class R6

Under accounting principles generally accepted in the United States of America, the historical cost of investment securities will be carried forward to the surviving entity, the Acquiring Fund, and the results of operations of the Acquiring Fund for pre-reorganization periods will not be restated. All securities held by the Target Fund comply with investment objectives, strategies and restrictions of the Acquiring Fund at period ended date in Note 1.

Note 2 – Net Assets

The table below shows the net assets of the Target Fund, the Acquiring Fund and the Pro Forma Combined Fund net assets as of the dates indicated.

Fund	Net Assets	As-of Date
Invesco Mid Cap Core Equity Fund (Target Fund)	$952,765,003	June 30, 2019
Invesco Oppenheimer Main Street Mid Cap Fund (Acquiring Fund)	2,243,014,305	June 30, 2019
Invesco Oppenheimer Main Street Mid Cap Fund (Pro Forma Combined)	$3,195,779,308	June 30, 2019

10

Note 7 – Repositioning Costs

A portion of the Target Fund’s portfolio assets may be sold in connection with the Reorganization (as distinct from normal portfolio turnover). These sales may result in the realization of capital gains, which to the extent not offset by any available capital loss carryovers, would be distributed to shareholders. The Target Fund does not expect to sell any significant portion of its portfolio assets as a result of the Reorganization.

Note 8 - Accounting Survivor

The Acquiring Fund will be the accounting survivor. The surviving fund will have the portfolio management team, portfolio composition strategies, investment objective, expense structure and policies/restrictions of the Acquiring Fund.

Note 9 – Tax Information

The Funds intend to comply with the requirements of Subchapter M of the Internal Revenue Code necessary to qualify as a regulated investment company and to distribute substantially all of a Fund’s taxable earnings to shareholders. As such, the Funds will not be subject to federal income taxes on otherwise taxable income (including net realized capital gain) that is distributed to shareholders.

At December 31, 2018, the Target Fund did not have a capital loss carryforward.

At June 30, 2019, the Acquiring Fund had a capital loss carryforward of approximately $25,851,332. For additional information regarding capital loss limitations, please see the section entitled “Federal Income Tax Considerations” in the Information Statement/Prospectus filed in the Form N-14 registration statement with the Securities and Exchange Commission.

14

Pro Forma Financial Information

Invesco Mid Cap Growth Fund into Invesco Oppenheimer Discovery Mid Cap Growth Fund

The unaudited pro forma financial information set forth below is for informational purposes only and does not purport to be indicative of the financial condition that actually would have resulted if the Reorganization had been consummated. These pro forma numbers have been estimated in good faith based on information regarding the Target Fund and the corresponding Acquiring Fund, each as identified below, for the twelve month period ended October 31, 2019. The unaudited pro forma financial information should be read in conjunction with the historical financial statements of the Target Fund and Acquiring Fund, which are available in their respective annual and semi-annual shareholder reports.

Narrative Description of the Pro Forma Effects of the Reorganization

Note 1 - Reorganization

The unaudited pro forma information has been prepared to give effect to the proposed reorganization of the Target Fund into the Acquiring Fund pursuant to an Agreement and Plan of Reorganization (the “Agreement”) as of the beginning of the period as indicated below in the table.

Target Fund	Acquiring Fund	12 Month Period Ended
Invesco Mid Cap Growth Fund	Invesco Oppenheimer Discovery Mid Cap Growth Fund	October 31, 2019

Basis of Pro Forma Financial Information

The Reorganization will be accounted for as a tax-free reorganization of investment companies; therefore, no gain or loss will be recognized by the Acquiring Fund or its shareholders as a result of the Reorganization. The Target Fund and the Acquiring Fund are both series of a registered open-end management investment company that issues its shares in separate series. The Reorganization would be accomplished by (a) the transfer of the assets and the assumption of the liabilities of the Target Fund by the Acquiring Fund in exchange for shares of a corresponding class of the Acquiring Fund, (b) the distribution of such shares of the corresponding class to Target Fund shareholders, and (c) the distribution of shares in complete liquidation of the Target Fund and the cancellation of the outstanding shares of the Target Fund. The table below shows the class and shares that Target Fund shareholders would have received if the Reorganization were to have taken place on the period ended date in Note 1.

Target Fund Share Class	Shares Exchanged	Acquiring Fund Share Class
Class A	112,396,623	Class A
Class C	2,768,957	Class C
Class R	1,227,604	Class R
Class Y	5,665,433	Class Y
Class R5	5,007,843	Class R5
Class R6	4,126,657	Class R6

Under accounting principles generally accepted in the United States of America, the historical cost of investment securities will be carried forward to the surviving entity, the Acquiring Fund, and the results of operations of the Acquiring Fund for pre-reorganization periods will not be restated. All securities held by the Target Fund comply with investment objectives, strategies and restrictions of the Acquiring Fund at period ended date in Note 1.

Note 2 – Net Assets

The table below shows the net assets of the Target Fund, the Acquiring Fund and the Pro Forma Combined Fund net assets as of the dates indicated.

Fund	Net Assets	As-of Date
Invesco Mid Cap Growth Fund (Target Fund)	$2,924,785,871	October 31, 2019
Invesco Oppenheimer Discovery Mid Cap Growth Fund (Acquiring Fund)	1,561,431,537	October 31, 2019
Invesco Oppenheimer Discovery Mid Cap Growth Fund (Pro Forma Combined)	$4,486,217,408	October 31, 2019

15

giving the highest priority to readily available unadjusted quoted prices in an active market for identical assets (Level 1) and the lowest priority to significant unobservable inputs (Level 3), generally when market prices are not readily available or are unreliable. Based on the valuation inputs, the securities or other investments are tiered into one of three levels. Changes in valuation methods may result in transfers in or out of an investment’s assigned level:

Level 1	–	Prices are determined using quoted prices in an active market for identical assets.

Level 2	–	Prices are determined using other significant observable inputs. Observable inputs are inputs that other market participants may use in pricing a security. These may include quoted prices for similar securities, interest rates, prepayment speeds, credit risk, yield curves, loss severities, default rates, discount rates, volatilities and others.

Level 3	–	Prices are determined using significant unobservable inputs. In situations where quoted prices or observable inputs are unavailable (for example, when there is little or no market activity for an investment at the end of the period), unobservable inputs may be used. Unobservable inputs reflect the Fund’s own assumptions about the factors market participants would use in determining fair value of the securities or instruments and would be based on the best available information.

As of October 31, 2019, all of the securities in Invesco Mid Cap Growth Fund (Target Fund) with a value of $2,922,223,492 and Invesco Oppenheimer Discovery Mid Cap Growth Fund (Acquiring Fund) with a value of $1,556,483,172 were valued based on Level 1 inputs. The level assigned to the securities valuations may not be an indication of the risk or liquidity associated with investing in those securities. Because of the inherent uncertainties of valuation, the values reflected in the financial statements may materially differ from the value received upon actual sale of those investments.

Note 6 – Reorganization Costs

The Target Fund is expected to incur an estimated $369,000 in Reorganization costs and will bear 100% of these costs. These costs represent the estimated non-recurring expense of the Target Fund carrying out its obligations under the Agreement and consist of management’s estimate of professional services fees, printing costs and mailing charges related to the proposed Reorganization. The Acquiring Fund is not expected to incur any expenses in connection with the Reorganization. The pro forma financial information has been adjusted for the Target Fund’s expenses to be incurred in connection with the Reorganization.

Note 7 – Repositioning Costs

A portion of the Target Fund’s portfolio assets may be sold in connection with the Reorganization (as distinct from normal portfolio turnover). These sales may result in the realization of capital gains, which to the extent not offset by any available capital loss carryovers, would be distributed to shareholders. The Target Fund does not expect to sell any significant portion of its portfolio assets as a result of the Reorganization.

Note 8 - Accounting Survivor

The Acquiring Fund will be the accounting survivor. The surviving fund will have the portfolio management team, portfolio composition strategies, investment objective, expense structure and policies/restrictions of the Acquiring Fund.

Note 9 – Tax Information

The Funds intend to comply with the requirements of Subchapter M of the Internal Revenue Code necessary to qualify as a regulated investment company and to distribute substantially all of a Fund’s taxable earnings to shareholders. As such, the Funds will not be subject to federal income taxes on otherwise taxable income (including net realized capital gain) that is distributed to shareholders.

At April 30, 2019, the Target Fund did not have a capital loss carryforward.

At October 31, 2019, the Acquiring Fund did not have a capital loss carryforward.

For additional information regarding capital loss limitations, please see the section entitled “Federal Income Tax Considerations” in the Information Statement/Prospectus filed in the Form N-14 registration statement with the Securities and Exchange Commission.

18

Pro Forma Financial Information

Invesco Moderate Allocation Fund into Invesco Oppenheimer Portfolio Series: Moderate Investor Fund

The unaudited pro forma financial information set forth below is for informational purposes only and does not purport to be indicative of the financial condition that actually would have resulted if the Reorganization had been consummated. These pro forma numbers have been estimated in good faith based on information regarding the Target Fund and the corresponding Acquiring Fund, each as identified below, for the twelve month period ended July 31, 2019. The unaudited pro forma financial information should be read in conjunction with the historical financial statements of the Target Fund and Acquiring Fund, which are available in their respective annual and semi-annual shareholder reports.

Narrative Description of the Pro Forma Effects of the Reorganization

Note 1 - Reorganization

The unaudited pro forma information has been prepared to give effect to the proposed reorganization of the Target Fund into the Acquiring Fund pursuant to an Agreement and Plan of Reorganization (the “Agreement”) as of the beginning of the period as indicated below in the table.

Target Fund	Acquiring Fund	12 Month Period Ended
Invesco Moderate Allocation Fund	Invesco Oppenheimer Portfolio Series: Moderate Investor Fund	July 31, 2019

Basis of Pro Forma Financial Information

The Reorganization will be accounted for as a tax-free reorganization of investment companies; therefore, no gain or loss will be recognized by the Acquiring Fund or its shareholders as a result of the Reorganization. The Target Fund and the Acquiring Fund are both series of a registered open-end management investment company that issues its shares in separate series. The Reorganization would be accomplished by (a) the transfer of the assets and the assumption of the liabilities of the Target Fund by the Acquiring Fund in exchange for shares of a corresponding class of the Acquiring Fund, (b) the distribution of such shares of the corresponding class to Target Fund shareholders, and (c) the distribution of shares in complete liquidation of the Target Fund and the cancellation of the outstanding shares of the Target Fund. The table below shows the class and shares that Target Fund shareholders would have received if the Reorganization were to have taken place on the period ended date in Note 1.

Target Fund Share Class	Shares Exchanged	Acquiring Fund Share Class
Class A	47,395,216	Class A
Class C	5,162,114	Class C
Class R	1,257,255	Class R
Class Y	708,063	Class Y
Class S	2,048,732	Class S
Class R5	1,165	Class R5
Class R6	820	Class R6

Under accounting principles generally accepted in the United States of America, the historical cost of investment securities will be carried forward to the surviving entity, the Acquiring Fund, and the results of operations of the Acquiring Fund for pre-reorganization periods will not be restated. All securities held by the Target Fund comply with investment objectives, strategies and restrictions of the Acquiring Fund at period ended date in Note 1.

19

Invesco Oppenheimer Portfolio Series: Moderate Investor Fund (Pro Forma Combined)	Level 1	Level 2	Level 3	Total
Investments in Securities
Investment Companies	$2,103,702,236	$163,091,896	$—	$2,266,794,132

Total Investments	2,103,702,236	163,091,896	—	2,266,794,132

Other Investments - Assets*
Futures contracts	2,492,193	—	—	2,492,193

Total Other Investments	2,492,193	—		2,492,193

Total Investments	$2,106,194,429	$163,091,896	$—	$2,269,286,325

*	Unrealized appreciation

Note 6 – Reorganization Costs

The Target Fund is expected to incur an estimated $119,000 in Reorganization costs and will bear 100% of these costs. These costs represent the estimated non-recurring expense of the Target Fund carrying out its obligations under the Agreement and consist of management’s estimate of professional services fees, printing costs and mailing charges related to the proposed Reorganization. The Acquiring Fund is not expected to incur any expenses in connection with the Reorganization. The pro forma financial information has been adjusted for the Target Fund’s expenses to be incurred in connection with the Reorganization.

Note 7 – Repositioning Costs

A portion of the Target Fund’s portfolio assets may be sold in connection with the Reorganization (as distinct from normal portfolio turnover). These sales may result in the realization of capital gains, which to the extent not offset by any available capital loss carryovers, would be distributed to shareholders. The Target Fund does not expect to sell any significant portion of its portfolio assets as a result of the Reorganization.

Note 8 - Accounting Survivor

The Acquiring Fund will be the accounting survivor. The surviving fund will have the portfolio management team, portfolio composition strategies, investment objective, expense structure and policies/restrictions of the Acquiring Fund.

Note 9 – Tax Information

The Funds intend to comply with the requirements of Subchapter M of the Internal Revenue Code necessary to qualify as a regulated investment company and to distribute substantially all of a Fund’s taxable earnings to shareholders. As such, the Funds will not be subject to federal income taxes on otherwise taxable income (including net realized capital gain) that is distributed to shareholders.

At December 31, 2018, the Target Fund did not have a capital loss carryforward.

At January 31, 2019, the Acquiring Fund did not have a capital loss carryforward. For additional information regarding capital loss limitations, please see the section entitled “Federal Income Tax Considerations” in the Information Statement/Prospectus filed in the Form N-14 registration statement with the Securities and Exchange Commission.

23

Pro Forma Financial Information

Invesco Oppenheimer Capital Income Fund and Invesco Oppenheimer Global Multi-Asset Income Fund into Invesco Multi-Asset Income Fund

The unaudited pro forma financial information set forth below is for informational purposes only and does not purport to be indicative of the financial condition that actually would have resulted if the Reorganization had been consummated. These pro forma numbers have been estimated in good faith based on information regarding the Target Funds and the corresponding Acquiring Fund, each as identified below, for the twelve month period ended October 31, 2019. The unaudited pro forma financial information should be read in conjunction with the historical financial statements of the Target Fund and Acquiring Fund, which are available in their respective annual and semi-annual shareholder reports.

Narrative Description of the Pro Forma Effects of the Reorganization

Note 1 - Reorganization

The unaudited pro forma information has been prepared to give effect to the proposed reorganization of the Target Funds into the Acquiring Fund pursuant to an Agreement and Plan of Reorganization (the “Agreement”) as of the beginning of the period as indicated below in the table.

Target Fund	Target Fund	Acquiring Fund	12 Month Period Ended
Invesco Oppenheimer Capital Income Fund	Invesco Oppenheimer Global Multi-Asset Income Fund	Invesco Multi-Asset Income Fund	October 31, 2019

Basis of Pro Forma Financial Information

The Reorganization will be accounted for as a tax-free reorganization of investment companies; therefore, no gain or loss will be recognized by the Acquiring Fund or its shareholders as a result of the Reorganization. The Target Funds and the Acquiring Fund are both series of a registered open-end management investment company that issues its shares in separate series. The Reorganization would be accomplished by (a) the transfer of the assets and the assumption of the liabilities of the Target Funds by the Acquiring Fund in exchange for shares of a corresponding class of the Acquiring Fund, (b) the distribution of such shares of the corresponding class to Target Funds’ shareholders and (c) the distribution of shares in complete liquidation of the Target Funds and the cancellation of the outstanding shares of the Target Funds. The table below shows the class and shares that Target Funds shareholders would have received if the Reorganization were to have taken place on the period ended date in Note 1.

Target Fund Share Class	Invesco Oppenheimer Capital Income Fund (Target Fund) Shares Exchanged	Invesco Oppenheimer Global Multi-Asset Income Fund (Target Fund) Shares Exchanged	Acquiring Fund Share Class
Class A	128,115,467	5,477,989	Class A
Class C	19,849,618	505,411	Class C
Class R	6,265,310	149,155	Class R
Class Y	32,241,491	2,069,276	Class Y
Class R5	941	924	Class R5
Class R6	11,153,654	45,532	Class R6

Under accounting principles generally accepted in the United States of America, the historical cost of investment securities will be carried forward to the surviving entity, the Acquiring Fund, and the results of operations of the Acquiring Fund for pre-reorganization periods will not be restated. All securities held by the Target Fund comply with investment objectives, strategies and restrictions of the Acquiring Fund at period ended date in Note 1.

Note 2 – Net Assets

The table below shows the net assets of the Target Funds the Acquiring Fund and the Pro Forma Combined Fund net assets as of the dates indicated.

Fund	Net Assets	As-of Date
Invesco Oppenheimer Capital Income Fund (Target Fund)	$2,132,181,051	October 31, 2019
Invesco Oppenheimer Global Multi-Asset Income Fund (Target Fund)	89,004,688	October 31, 2019
Invesco Multi-Asset Income Fund (Acquiring Fund)	769,452,341	October 31, 2019
Invesco Multi-Asset Income Fund (Pro Forma Combined)	$2,990,638,080	October 31, 2019

24

Invesco Multi-Asset Income Fund (Pro Forma Combined)	Level 1	Level 2	Level 3	Total
Investments in Securities
U.S. Dollar Denominated Bonds & Notes	$3,349,599	$795,797,558	$—	$799,147,157
Preferred Stocks	611,976,150	—		611,976,150
Exchange-Traded Notes	—	387,339,682	—	387,339,682
Non-U.S. Dollar Denominated Bonds & Notes	—	367,680,728	—	367,680,728
Common Stocks & Other Equity Interests	330,814,648	—	—	330,814,648
U.S. Treasury Securities	—	194,081,379	—	194,081,379
Exchange-Traded Funds	36,758,888	—	—	36,758,888
Asset-Backed Securities	—	23,078,469	—	23,078,469
U.S. Government Sponsored Agency Mortgage-Backed Securities	—	8,271,323	—	8,271,323
Money Market Funds	221,283,466	—	—	221,283,466
Options Purchased	—	420,655	—	420,655

Total Investments in Securities	1,204,182,751	1,776,669,794	—	2,980,852,545

Other Investments - Assets*
Futures Contracts	19,375,084	—	—	19,375,084
Forward Foreign Currency Contracts	—	75,388,892	—	75,388,892
Swap Agreements	—	660	—	660

	19,375,084	75,389,552	—	94,764,636

Other Investments - Liabilities*
Futures Contracts	(3,362,140)	—	—	(3,362,140)
Forward Foreign Currency Contracts	—	(75,905,078)	—	(75,905,078)
Options Written	—	(174,253)	—	(174,253)
Swap Agreements	—	(5,966)	—	(5,966)

	(3,362,140)	(76,085,297)	—	(79,447,437)

Total Other Investments	16,012,944	(695,745)	—	15,317,199

Total Investments	$1,220,195,695	$1,775,974,049	$—	$2,996,169,744

*	Forward foreign currency contracts, futures contracts and swap agreements are valued at unrealized appreciation (depreciation). Options written are shown at value.

Note 6 – Reorganization Costs

Invesco Oppenheimer Capital Income Fund (a “Target Fund”) is expected to incur an estimated $225,000 in Reorganization costs and will bear 100% of these Reorganization costs. Invesco Oppenheimer Global Multi-Asset Income Fund (a “Target Fund”) is expected to incur an estimated $75,000 in Reorganization costs and Invesco will bear 100% of these costs due to an expense cap and the Adviser is currently waiving expenses. These costs represent the estimated non-recurring expenses for each Target Fund carrying out its respective obligations under the Agreement and consist of management’s estimate of professional services fees, printing costs and mailing charges related to the proposed Reorganization. The Acquiring Fund is not expected to incur any Reorganization costs. As a result, Net Assets have been adjusted for any Target Fund’s expenses to be incurred in connection with the Reorganization.

Note 7 – Repositioning Costs

A portion of the Target Fund’s portfolio assets may be sold in connection with the Reorganization (as distinct from normal portfolio turnover). These sales may result in the realization of capital gains, which to the extent not offset by any available capital loss carryovers, would be distributed to shareholders. The Target Fund does not expect to sell any significant portion of its portfolio assets as a result of the Reorganization.

Note 8 - Accounting Survivor

The Acquiring Fund will be the accounting survivor. The surviving fund will have the portfolio management team, portfolio composition strategies, investment objective, expense structure and policies/restrictions of the Acquiring Fund.

Note 9 – Tax Information

The Funds intend to comply with the requirements of Subchapter M of the Internal Revenue Code necessary to qualify as a regulated investment company and to distribute substantially all of a Fund’s taxable earnings to shareholders. As such, the Funds will not be subject to federal income taxes on otherwise taxable income (including net realized capital gain) that is distributed to shareholders.

At August 31, 2019, Invesco Oppenheimer Capital Income Fund (Target Fund) had a capital loss carryforward of approximately $67,944,990.

29

Pro Forma Financial Information

Invesco Oppenheimer Dividend Opportunity Fund and Invesco Oppenheimer

Equity Income Fund into Invesco Dividend Income Fund

The unaudited pro forma financial information set forth below is for informational purposes only and does not purport to be indicative of the financial condition that actually would have resulted if the Reorganization had been consummated. These pro forma numbers have been estimated in good faith based on information regarding each Target Fund and the corresponding Acquiring Fund, each as identified below, for the twelve month period ended October 31, 2019. The unaudited pro forma financial information should be read in conjunction with the historical financial statements of the Target Funds and Acquiring Fund, which are available in their respective annual and semi-annual shareholder reports.

Narrative Description of the Pro Forma Effects of the Reorganization

Note 1 – Reorganization

The unaudited pro forma information has been prepared to give effect to the proposed reorganizations of each of the Target Funds into the Acquiring Fund pursuant to an Agreement and Plan of Reorganization (the “Agreement”) as of the beginning of the period as indicated below in the table.

Target Funds	Acquiring Fund	12 Month Period Ended
Invesco Oppenheimer Dividend Opportunity Fund	Invesco Dividend Income Fund	October 31, 2019
Invesco Oppenheimer Equity Income Fund		October 31, 2019

Basis of Pro Forma Financial Information

Each Reorganization will be accounted for as a tax-free reorganization of investment companies; therefore, no gain or loss will be recognized by the Acquiring Fund or its shareholders as a result of the Reorganization. The Target Funds and the Acquiring Fund are each series of a registered open-end management investment company that issues its shares in separate series. Each Reorganization would be accomplished (a) the transfer of the assets and the assumption of the liabilities of each Target Fund by the Acquiring Fund in exchange for shares of a corresponding class of the Acquiring Fund (b) the distribution of such shares of the corresponding class to each Target Fund’s shareholders, and (c) the distribution of shares in complete liquidation of each Target Fund and the cancellation of the outstanding shares of each Target Fund. The table below shows the class and shares that each Target Fund shareholders would have received if the Reorganization were to have taken place on the period ended date in Note 1.

Target Fund Share Class	Invesco Oppenheimer Dividend Opportunity Fund (Target Fund) Shares Exchanged	Invesco Oppenheimer Equity Income Fund (Target Fund) Shares Exchanged	Acquiring Fund Share Class
Class A	8,320,994	93,288,157	Class A
Class C	1,300,514	14,516,207	Class C
Class R	638,831	4,547,526	Class R
Class Y	553,921	8,857,548	Class Y
Class R5	469	465	Class R5
Class R6	197,876	1,994,327	Class R6

Under accounting principles generally accepted in the United States of America, the historical cost of investment securities will be carried forward to the surviving entity, the Acquiring Fund, and the results of operations of the Acquiring Fund for pre-reorganization periods will not be restated. All securities held by a Target Fund comply with investment objectives, strategies and restrictions of the Acquiring Fund at period ended date in Note 1.

31

Invesco Dividend Income Fund (Acquiring Fund)	Level 1	Level 2	Level 3	Total
Investments in Securities
Common Stocks & Other Equity Interests	$1,128,657,060	$193,106,735	$—	$1,321,763,795
Money Market Funds	88,935,925	—	—	88,935,925
Total Investments in Securities	1,217,592,985	193,106,735	—	1,410,699,720
Other Investments—Liabilities*
Forward Foreign Currency Contracts	—	(75,697)	—	(75,697)

Total Investments	$1,217,592,985	$193,031,038	$—	$1,410,624,023

*	Unrealized appreciation (depreciation).

Invesco Dividend Income Fund (Pro Forma Combined)	Level 1	Level 2	Level 3	Total
Investments in Securities
Common Stocks & Other Equity Interests	$3,749,168,608	$403,538,179	$—	$4,152,706,787
Preferred Stocks	31,437,617	—	—	31,437,617
U.S. Denominated Bonds & Notes	—	425,951	—	425,951
Money Market Funds	320,604,606	—	—	320,604,606
Total Investments in Securities	4,101,210,831	403,964,130	—	4,505,174,961
Other Investments—Assets*
Forward Foreign Currency Contracts	—	458	—	458
Other Investments—Liabilities*
Forward Foreign Currency Contracts	—	(112,993)	—	(112,993)
Total Other Investments	—	(112,535)		(112,535)

Total Investments	$4,101,210,831	$403,851,595	$—	$4,505,062,426

*	Unrealized appreciation (depreciation).

Note 6 – Reorganization Costs

Invesco Oppenheimer Dividend Opportunity Fund ( a “Target Fund”) is expected to incur an estimated $104,000 in Reorganization costs and Invesco will bear 100% of these Reorganization costs due to an expense cap and the Adviser is currently waiving expenses. Invesco Oppenheimer Equity Income Fund (a “Target Fund”) is expected to incur an estimated $366,000 in Reorganization costs and will bear 100% of these costs. These costs represent the estimated non-recurring expenses for each Target Fund carrying out its respective obligations under the Agreement and consist of management’s estimate of professional services fees, printing costs and mailing charges related to the proposed Reorganization. The Acquiring Fund is not expected to incur any Reorganization costs. As a result, Net Assets have been adjusted for any Target Fund’s expenses to be incurred in connection with the Reorganization.

Note 7 – Repositioning Costs

A portion of the Target Fund’s portfolio assets may be sold in connection with the Reorganization (as distinct from normal portfolio turnover). These sales may result in the realization of capital gains, which to the extent not offset by any available capital loss carryovers, would be distributed to shareholders. The Target Fund does not expect to sell any significant portion of its portfolio assets as a result of the Reorganization.

Note 8 – Accounting Survivor

The Acquiring Fund will be the accounting survivor. The surviving fund will have the portfolio management team, portfolio composition strategies, investment objective, expense structure and policies/restrictions of the Acquiring Fund.

Note 9 – Tax Information

The Funds intend to comply with the requirements of Subchapter M of the Internal Revenue Code necessary to qualify as a regulated investment company and to distribute substantially all of a Fund’s taxable earnings to shareholders. As such, the Funds will not be subject to federal income taxes on otherwise taxable income (including net realized capital gain) that is distributed to shareholders.

At April 30, 3019, Invesco Oppenheimer Dividend Opportunity Fund (a “Target Fund”) did not have a capital loss carryforward.

At October 31, 2019, Invesco Oppenheimer Equity Income Fund (a “Target Fund”) did not have a capital loss carryforward.

At April 30, 2019, the Acquiring Fund did not have a capital loss carryforward. For additional information regarding capital loss limitations, please see the section entitled “Federal Income Tax Considerations” in the Information Statement/Prospectus filed in Form N-14 registration statement with the Securities and Exchange Commission.

35

Pro Forma Financial Information

Invesco Oppenheimer Government Cash Reserves Fund into Invesco Government Money Market Fund

The unaudited pro forma financial information set forth below is for informational purposes only and does not purport to be indicative of the financial condition that actually would have resulted if the Reorganization had been consummated. These pro forma numbers have been estimated in good faith based on information regarding the Target Fund and the corresponding Acquiring Fund, each as identified below, for the twelve month period ended August 31, 2019. The unaudited pro forma financial information should be read in conjunction with the historical financial statements of the Target Fund and Acquiring Fund, which are available in their respective annual and semi-annual shareholder reports.

Narrative Description of the Pro Forma Effects of the Reorganization

Note 1 - Reorganization

The unaudited pro forma information has been prepared to give effect to the proposed reorganization of the Target Fund into the Acquiring Fund pursuant to an Agreement and Plan of Reorganization (the “Agreement”) as of the beginning of the period as indicated below in the table.

Target Fund	Acquiring Fund	12 Month Period Ended
Invesco Oppenheimer Government Cash Reserves Fund	Invesco Government Money Market Fund	August 31, 2019

Basis of Pro Forma Financial Information

The Reorganization will be accounted for as a tax-free reorganization of investment companies; therefore, no gain or loss will be recognized by the Acquiring Fund or its shareholders as a result of the Reorganization. The Target Fund and the Acquiring Fund are both series of a registered open-end management investment company that issues its shares in separate series. The Reorganization would be accomplished by (a) the transfer of the assets and the assumption of the liabilities of the Target Fund by the Acquiring Fund in exchange for shares of a corresponding class of the Acquiring Fund, (b) the distribution of such shares of the corresponding class to Target Fund shareholders, and (c) the distribution of shares in complete liquidation of the Target Fund and the cancellation of the outstanding shares of the Target Fund. The table below shows the class and shares that Target Fund shareholders would have received if the Reorganization were to have taken place on the period ended date in Note 1

Target Fund Share Class	Shares Exchanged	Acquiring Fund Share Class
Class A	340,232,793	Class A
Class C	95,682,071	Class C
Class R	121,751,325	Class R
Class Y	68,037	Class Y
Class R6	10,000	Class R6

Under accounting principles generally accepted in the United States of America, the historical cost of investment securities will be carried forward to the surviving entity, the Acquiring Fund, and the results of operations of the Acquiring Fund for pre-reorganization periods will not be restated. All securities held by the Target Fund comply with investment objectives, strategies and restrictions of the Acquiring Fund at period ended date in Note 1.

Note 2 – Net Assets

The table below shows the net assets of the Target Fund, the Acquiring Fund and the Pro Forma Combined Fund net assets as of the dates indicated.

Fund	Net Assets	As-of Date
Invesco Oppenheimer Government Cash Reserves Fund (Target Fund)	$557,804,066	August 31, 2019
Invesco Government Money Market Fund (Acquiring Fund)	2,321,711,149	August 31, 2019
Invesco Government Money Market Fund (Pro Forma Combined)	$2,879,515,215	August 31, 2019

36

Note 5 – Additional Valuation Information

Generally Accepted Accounting Principles (“GAAP”) defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, under current market conditions. GAAP establishes a hierarchy that prioritizes the inputs to valuation methods, giving the highest priority to readily available unadjusted quoted prices in an active market for identical assets (Level 1) and the lowest priority to significant unobservable inputs (Level 3), generally when market prices are not readily available or are unreliable. Based on the valuation inputs, the securities or other investments are tiered into one of three levels. Changes in valuation methods may result in transfers in or out of an investment’s assigned level:

Level 1 –	Prices are determined using quoted prices in an active market for identical assets.

Level 2 –	Prices are determined using other significant observable inputs. Observable inputs are inputs that other market participants may use in pricing a security. These may include quoted prices for similar securities, interest rates, prepayment speeds, credit risk, yield curves, loss severities, default rates, discount rates, volatilities and others.

Level 3 –	Prices are determined using significant unobservable inputs. In situations where quoted prices or observable inputs are unavailable (for example, when there is little or no market activity for an investment at the end of the period), unobservable inputs may be used. Unobservable inputs reflect the Fund’s own assumptions about the factors market participants would use in determining fair value of the securities or instruments and would be based on the best available information.

As of August 31, 2019, all of the securities in Invesco Oppenheimer Government Cash Reserves Fund (Target Fund) with a value of $557,520,287 and Invesco Government Money Market Fund (Acquiring Fund) with a value of $2,341,419,094 were valued based on Level 2 inputs. The level assigned to the securities valuations may not be an indication of the risk or liquidity associated with investing in those securities. Because of the inherent uncertainties of valuation, the values reflected in the financial statements may materially differ from the value received upon actual sale of those investments.

Note 6 – Reorganization Costs

The Target Fund is expected to incur an estimated $110,000 in Reorganization costs. These costs represent the estimated non-recurring expenses of the Target Fund carrying out its obligations under the Agreement and consist of management’s estimate of professional services fees, printing costs and mailing charges related to the proposed Reorganization. Invesco will bear 100% of the Reorganization costs of the Target Fund due to an expense cap and the Adviser is currently waiving expenses. The Acquiring Fund is not expected to incur any expenses in connection with the Reorganization. The pro forma financial information has not been adjusted for any costs related to the Reorganization.

Note 7 – Repositioning Costs

A portion of the Target Fund’s portfolio assets may be sold in connection with the Reorganization (as distinct from normal portfolio turnover). These sales may result in the realization of capital gains, which to the extent not offset by any available capital loss carryovers, would be distributed to shareholders. The Target Fund does not expect to sell any significant portion of its portfolio assets as a result of the Reorganization.

Note 8 - Accounting Survivor

The Acquiring Fund will be the accounting survivor. The surviving fund will have the portfolio management team, portfolio composition strategies, investment objective, expense structure and policies/restrictions of the Acquiring Fund.

Note 9 – Tax Information

The Funds intend to comply with the requirements of Subchapter M of the Internal Revenue Code necessary to qualify as a regulated investment company and to distribute substantially all of a Fund’s taxable earnings to shareholders. As such, the Funds will not be subject to federal income taxes on otherwise taxable income (including net realized capital gain) that is distributed to shareholders.

At July 31, 2019, the Target Fund did not have a capital loss carryforward.

At February 28, 2019, the Acquiring Fund had a capital loss carryforward of approximately $51,656. For additional information regarding capital loss limitations, please see the section entitled “Federal Income Tax Considerations” in the Information Statement/Prospectus filed in the Form N-14 registration statement with the Securities and Exchange Commission.

38

Pro Forma Financial Information

Invesco Oppenheimer Intermediate Term Municipal Fund into Invesco Intermediate Term

Municipal Income Fund

The unaudited pro forma financial information set forth below is for informational purposes only and does not purport to be indicative of the financial condition that actually would have resulted if the Reorganization had been consummated. These pro forma numbers have been estimated in good faith based on information regarding the Target Fund and the corresponding Acquiring Fund, each as identified below, for the twelve month period ended August 31, 2019. The unaudited pro forma financial information should be read in conjunction with the historical financial statements of the Target Fund and Acquiring Fund, which are available in their respective annual and semi-annual shareholder reports.

Narrative Description of the Pro Forma Effects of the Reorganization

Note 1 - Reorganization

The unaudited pro forma information has been prepared to give effect to the proposed reorganization of the Target Fund into the Acquiring Fund pursuant to an Agreement and Plan of Reorganization (the “Agreement”) as of the beginning of the period as indicated below in the table.

Target Fund	Acquiring Fund	12 Month Period Ended
Invesco Oppenheimer Intermediate Term Municipal Fund	Invesco Intermediate Term Municipal Income Fund	August 31, 2019

Basis of Pro Forma Financial Information

The Reorganization will be accounted for as a tax-free reorganization of investment companies; therefore, no gain or loss will be recognized by the Acquiring Fund or its shareholders as a result of the Reorganization. The Target Fund and the Acquiring Fund are both series of a registered open-end management investment company that issues its shares in separate series. The Reorganization would be accomplished by (a) the transfer of the assets and the assumption of the liabilities of the Target Fund by the Acquiring Fund in exchange for shares of a corresponding class of the Acquiring Fund, (b) the distribution of such shares of the corresponding class to Target Fund shareholders, and (c) the distribution of shares in complete liquidation of the Target Fund and the cancellation of the outstanding shares of the Target Fund. The table below shows the class and shares that Target Fund shareholders would have received if the Reorganization were to have taken place on the period ended date in Note 1.

Target Fund Share Class	Shares Exchanged	Acquiring Fund Share Class
Class A	11,930,721	Class A
Class C	2,256,055	Class C
Class Y	4,855,364	Class Y
Class R6	893	Class R6

Under accounting principles generally accepted in the United States of America, the historical cost of investment securities will be carried forward to the surviving entity, the Acquiring Fund, and the results of operations of the Acquiring Fund for pre-reorganization periods will not be restated. All securities held by the Target Fund comply with investment objectives, strategies and restrictions of the Acquiring Fund at period ended date in Note 1.

Note 2 – Net Assets

The table below shows the net assets of the Target Fund, the Acquiring Fund and the Pro Forma Combined Fund net assets as of the dates indicated.

Fund	Net Assets	As-of Date
Invesco Oppenheimer Intermediate Term Municipal Fund (Target Fund)	$218,737,882	August 31, 2019
Invesco Intermediate Term Municipal Income Fund (Acquiring Fund)	1,503,978,867	August 31, 2019
Invesco Intermediate Term Municipal Income Fund (Pro Forma Combined)	$1,722,716,749	August 31, 2019

39

Invesco Oppenheimer Intermediate Term Municipal Fund (Target Fund)	Level 1	Level 2	Level 3	Total
Investments in Securities
Municipal Obligations	$—	$215,965,636	$—	$215,965,636

Total Investments	$—	$215,965,636	$—	$215,965,636

Invesco Intermediate Term Municipal Income Fund (Acquiring Fund)	Level 1	Level 2	Level 3	Total
Investments in Securities
Municipal Obligations	$—	$1,549,675,747	$—	$1,549,675,747
Other Investments - Assets*
Futures Contracts	15,234	—	—	15,234

Total Investments	$15,234	$1,549,675,747	$—	$1,549,690,981

*	Unrealized appreciation (depreciation).

Invesco Intermediate Term Municipal Income Fund (Pro Forma Combined)	Level 1	Level 2	Level 3	Total
Investments in Securities
Municipal Obligations	$—	$1,765,641,383	$—	$1,765,641,383
Other Investments - Assets*
Futures Contracts	15,234	—	—	15,234

Total Investments	$15,234	$1,765,641,383	$—	$1,765,656,617

*	Unrealized appreciation (depreciation).

Note 6 – Reorganization Costs

The Target Fund is expected to incur an estimated $162,000 in Reorganization costs. These costs represent the estimated non-recurring expenses of the Target Fund carrying out its obligations under the Agreement and consist of management’s estimate of professional services fees, printing costs and mailing charges related to the proposed Reorganization. Invesco will bear 100% of the Reorganization costs of the Target Fund due to an expense cap and the Adviser is currently waiving expenses. The Acquiring Fund is not expected to incur any expenses in connection with the Reorganization. The pro forma financial information has not been adjusted for any costs related to the Reorganization.

Note 7 – Repositioning Costs

A portion of the Target Fund’s portfolio assets may be sold in connection with the Reorganization (as distinct from normal portfolio turnover). These sales may result in the realization of capital gains, which to the extent not offset by any available capital loss carryovers, would be distributed to shareholders. The Target Fund does not expect to sell any significant portion of its portfolio assets as a result of the Reorganization.

Note 8 - Accounting Survivor

The Acquiring Fund will be the accounting survivor. The surviving fund will have the portfolio management team, portfolio composition strategies, investment objective, expense structure and policies/restrictions of the Acquiring Fund.

Note 9 – Tax Information

The Funds intend to comply with the requirements of Subchapter M of the Internal Revenue Code necessary to qualify as a regulated investment company and to distribute substantially all of a Fund’s taxable earnings to shareholders. As such, the Funds will not be subject to federal income taxes on otherwise taxable income (including net realized capital gain) that is distributed to shareholders.

At September 30, 2019, the Target Fund had a capital loss carryforward of approximately $3,985,195.

At February 28, 2019, the Acquiring Fund had a capital loss carryforward of approximately $25,023,640. For additional information regarding capital loss limitations, please see the section entitled “Federal Income Tax Considerations” in the Information Statement/Prospectus filed in the Form N-14 registration statement with the Securities and Exchange Commission.

42

Pro Forma Financial Information

Invesco Oppenheimer Limited-Term Bond Fund into Invesco Short Term Bond Fund

The unaudited pro forma financial information set forth below is for informational purposes only and does not purport to be indicative of the financial condition that actually would have resulted if the Reorganization had been consummated. These pro forma numbers have been estimated in good faith based on information regarding the Target Fund and the corresponding Acquiring Fund, each as identified below, for the twelve month period ended August 31, 2019. The unaudited pro forma financial information should be read in conjunction with the historical financial statements of the Target Fund and Acquiring Fund, which are available in their respective annual and semi-annual shareholder reports.

Narrative Description of the Pro Forma Effects of the Reorganization

Note 1 - Reorganization

The unaudited pro forma information has been prepared to give effect to the proposed reorganization of the Target Fund into the Acquiring Fund pursuant to an Agreement and Plan of Reorganization (the “Agreement”) as of the beginning of the period as indicated below in the table.

Target Fund	Acquiring Fund	12 Month Period Ended
Invesco Oppenheimer Limited-Term Bond Fund	Invesco Short Term Bond Fund	August 31, 2019

Basis of Pro Forma Financial Information

The Reorganization will be accounted for as a tax-free reorganization of investment companies; therefore, no gain or loss will be recognized by the Acquiring Fund or its shareholders as a result of the Reorganization. The Target Fund and the Acquiring Fund are both series of a registered open-end management investment company that issues its shares in separate series. The Reorganization would be accomplished by (a) the transfer of the assets and the assumption of the liabilities of the Target Fund by the Acquiring Fund in exchange for shares of a corresponding class of the Acquiring Fund, (b) the distribution of such shares of the corresponding class to Target Fund shareholders and (c) the distribution of shares in complete liquidation of the Target Fund and the cancellation of the outstanding shares of the Target Fund. The table below shows the class and shares that Target Fund shareholders would have received if the Reorganization were to have taken place on the period ended date in Note 1.

Target Fund Share Class	Shares Exchanged	Acquiring Fund Share Class
Class A	77,447,623	Class A
Class C	12,446,237	Class C
Class R	4,593,150	Class R
Class Y	56,972,098	Class Y
Class R5	1,174	Class R5
Class R6	47,814,058	Class R6

Under accounting principles generally accepted in the United States of America, the historical cost of investment securities will be carried forward to the surviving entity, the Acquiring Fund, and the results of operations of the Acquiring Fund for pre-reorganization periods will not be restated. All securities held by the Target Fund comply with investment objectives, strategies and restrictions of the Acquiring Fund at period ended date in Note 1.

Note 2 – Net Assets

The table below shows the net assets of the Target Fund, the Acquiring Fund and the Pro Forma Combined Fund net assets as of the dates indicated.

Fund	Net Assets	As-of Date
Invesco Oppenheimer Limited-Term Bond Fund (Target Fund)	$1,719,271,778	August 31, 2019
Invesco Short Term Bond Fund (Acquiring Fund)	1,536,219,023	August 31, 2019
Invesco Short Term Bond Fund (Pro Forma Combined)	$3,255,490,801	August 31, 2019

43

Invesco Short Term Bond Fund (Acquiring Fund)	Level 1	Level 2	Level 3	Total
Investments in Securities
U.S. Dollar Denominated Bonds & Notes	$—	$1,021,999,287	$—	$1,021,999,287
Asset-Backed Securities	—	402,145,700	—	402,145,700
U.S. Treasury Securities	—	63,019,206	—	63,019,206
Agency Credit Risk Transfer Notes	—	21,425,303	—	21,425,303
U.S. Government Sponsored Agency Mortgage-Backed Securities	—	3,828,940	—	3,828,940
Preferred Stocks	2,060,250	—	—	2,060,250
Money Market Funds	753,873	—	—	753,873

Total Investments	2,814,123	1,512,418,436	—	1,515,232,559

Other Investments - Assets*
Futures Contracts	144,834	—	—	144,834

Total Investments	$2,958,957	$1,512,418,436	$—	$1,515,377,393

* Unrealized appreciation.

Invesco Short Term Bond Fund (Pro Forma Combined)	Level 1	Level 2	Level 3	Total
Investments in Securities
U.S. Dollar Denominated Bonds & Notes	$—	$2,174,768,102	$—	$2,174,768,102
Asset-Backed Securities	—	649,756,018	111,335	649,867,353
U.S. Treasury Securities	—	63,019,206	—	63,019,206
Agency Credit Risk Transfer Notes	—	21,425,303	—	21,425,303
U.S. Government Sponsored Agency Mortgage-Backed Securities	—	285,666,974	30,470	285,697,444
Preferred Stocks	2,060,250	—	—	2,060,250
Money Market Funds	77,858,412	—	—	77,858,412

Total Investments	79,918,662	3,194,635,603	141,805	3,274,696,070

Other Investments - Assets*
Futures Contracts	614,226	—	—	614,226

Other Investments - Liabilities*
Futures Contracts	(995,740)	—	—	(995,740)
Swap Agreements	—	(4,283,544)	—	(4,283,544)

	(995,740)	(4,283,544)	—	(5,279,284)

Total Other Investments	(381,514)	(4,283,544)	—	(4,665,058)

Total Investments	$79,537,148	$3,190,352,059	$141,805	$3,270,031,012

*	Unrealized appreciation (depreciation).

Note 6 – Reorganization Costs

The Target Fund is expected to incur an estimated $183,000 in Reorganization costs. These costs represent the estimated non-recurring expenses of the Target Fund carrying out its obligations under the Agreement and consist of management’s estimate of professional services fees, printing costs and mailing charges related to the proposed Reorganization. Invesco will bear 100% of the Reorganization costs of the Target Fund due to an expense cap and the Adviser is currently waiving expenses. The Acquiring Fund is not expected to incur any expenses in connection with the Reorganization. The pro forma financial information has not been adjusted for any costs related to the Reorganization.

Note 7 – Repositioning Costs

A portion of the Target Fund’s portfolio assets may be sold in connection with the Reorganization (as distinct from normal portfolio turnover). These sales may result in the realization of capital gains, which to the extent not offset by any available capital loss carryovers, would be distributed to shareholders. The Target Fund does not expect to sell any significant portion of its portfolio assets as a result of the Reorganization.

Note 8 - Accounting Survivor

The Acquiring Fund will be the accounting survivor. The surviving fund will have the portfolio management team, portfolio composition strategies, investment objective, expense structure and policies/restrictions of the Acquiring Fund.

Note 9 – Tax Information

47

Pro Forma Financial Information

Invesco Oppenheimer Limited-Term Government Fund into Invesco Quality Income Fund

The unaudited pro forma financial information set forth below is for informational purposes only and does not purport to be indicative of the financial condition that actually would have resulted if the Reorganization had been consummated. These pro forma numbers have been estimated in good faith based on information regarding the Target Fund and the corresponding Acquiring Fund, each as identified below, for the twelve month period ended June 30, 2019. The unaudited pro forma financial information should be read in conjunction with the historical financial statements of the Target Fund and Acquiring Fund, which are available in their respective annual and semi-annual shareholder reports.

Narrative Description of the Pro Forma Effects of the Reorganization

Note 1 - Reorganization

The unaudited pro forma information has been prepared to give effect to the proposed reorganization of the Target Fund into the Acquiring Fund pursuant to an Agreement and Plan of Reorganization (the “Agreement”) as of the beginning of the period as indicated below in the table.

Target Fund	Acquiring Fund	12 Month Period Ended
Invesco Oppenheimer Limited-Term Government Fund	Invesco Quality Income Fund	June 30, 2019

Basis of Pro Forma Financial Information

The Reorganization will be accounted for as a tax-free reorganization of investment companies; therefore, no gain or loss will be recognized by the Acquiring Fund or its shareholders as a result of the Reorganization. The Target Fund and the Acquiring Fund are both series of a registered open-end management investment company that issues its shares in separate series. The Reorganization would be accomplished by (a) the transfer of the assets and the assumption of the liabilities of the Target Fund by the Acquiring Fund in exchange for shares of a corresponding class of the Acquiring Fund, (b) the distribution of such shares of the corresponding class to Target Fund shareholders, and (c) the distribution of shares in complete liquidation of the Target Fund and the cancellation of the outstanding shares of the Target Fund. The table below shows the class and shares that Target Fund shareholders would have received if the Reorganization were to have taken place on the period ended date in Note 1.

Target Fund Share Class	Shares Exchanged	Acquiring Fund Share Class
Class A	38,791,372	Class A
Class C	4,781,752	Class C
Class R	2,274,109	Class R
Class Y	9,944,107	Class Y
Class R5	853	Class R5
Class R6	27,955,441	Class R6

Under accounting principles generally accepted in the United States of America, the historical cost of investment securities will be carried forward to the surviving entity, the Acquiring Fund, and the results of operations of the Acquiring Fund for pre-reorganization periods will not be restated. All securities held by the Target Fund comply with investment objectives, strategies and restrictions of the Acquiring Fund at period ended date in Note 1.

Note 2 – Net Assets

The table below shows the net assets of the Target Fund, the Acquiring Fund and the Pro Forma Combined Fund net assets as of the dates indicated.

Fund	Net Assets	As-of Date
Invesco Oppenheimer Limited-Term Government Fund (Target Fund)	$984,646,609	June 30, 2019
Invesco Quality Income Fund (Acquiring Fund)	489,194,161	June 30, 2019
Invesco Quality Income Fund (Pro Forma Combined)	$1,473,840,770	June 30, 2019

49

Invesco Quality Income Fund (Pro Forma Combined)	Level 1	Level 2	Level 3	Total
Investments in Securities
U.S. Government Sponsored Agency Mortgage-Backed Securities	$—	$1,556,732,850	$—	$1,556,732,850
Asset-Backed Securities	—	266,577,020	—	266,577,020
Agency Credit Risk Transfer Notes	—	33,370,136	—	33,370,136
U.S. Treasury Securities	—	396,123	—	396,123
Money Market Funds	24,569,635	—	—	24,569,635

Total Investments	24,569,635	1,857,076,129	—	1,881,645,764

Other Investments - Assets*
Futures Contracts	344,457	—	—	344,457
Other Investments - Liabilities*
Futures Contracts	(2,238,011)	—	—	(2,238,011)

Total Other Investments	(1,893,554)	—	—	(1,893,554)

Total Investments	$22,676,081	$1,857,076,129	$—	$1,879,752,210

*	Unrealized appreciation (depreciation).

Note 6 – Reorganization Costs

The Target Fund is expected to incur an estimated $132,000 in Reorganization costs. These costs represent the estimated non-recurring expenses of the Target Fund carrying out its obligations under the Agreement and consist of management’s estimate of professional services fees, printing costs and mailing charges related to the proposed Reorganization. Invesco will bear 100% of the Reorganization costs of the Target Fund due to an expense cap and the Adviser is currently waiving expenses. The Acquiring Fund is not expected to incur any expenses in connection with the Reorganization. The pro forma financial information has not been adjusted for any costs related to the Reorganization.

Note 7 – Repositioning Costs

A portion of the Target Fund’s portfolio assets may be sold in connection with the Reorganization (as distinct from normal portfolio turnover). These sales may result in the realization of capital gains, which to the extent not offset by any available capital loss carryovers, would be distributed to shareholders. The percentage of portfolio assets to be repositioned as of 12/10/19 is estimated to be approximately 40% and is not estimated to result in a capital gain distribution due to capital loss carryforwards.

Note 8 - Accounting Survivor

The Acquiring Fund will be the accounting survivor. The surviving fund will have the portfolio management team, portfolio composition strategies, investment objective, expense structure and policies/restrictions of the Acquiring Fund.

Note 9 – Tax Information

The Funds intend to comply with the requirements of Subchapter M of the Internal Revenue Code necessary to qualify as a regulated investment company and to distribute substantially all of a Fund’s taxable earnings to shareholders. As such, the Funds will not be subject to federal income taxes on otherwise taxable income (including net realized capital gain) that is distributed to shareholders.

At September 30, 2019, the Target Fund had a capital loss carryforward of approximately $52,467,513.

At December 31, 2018, the Acquiring Fund had a capital loss carryforward of approximately $47,154,371. For additional information regarding capital loss limitations, please see the section entitled “Federal Income Tax Considerations” in the Information Statement/Prospectus filed in the Form N-14 registration statement with the Securities and Exchange Commission.

53

Pro Forma Financial Information

Invesco Oppenheimer Global Infrastructure into Invesco Global Infrastructure Fund

The unaudited pro forma financial information set forth below is for informational purposes only and does not purport to be indicative of the financial condition that actually would have resulted if the Reorganization had been consummated. These pro forma numbers have been estimated in good faith based on information regarding the Target Fund and the corresponding Acquiring Fund, each as identified below, for the twelve month period ended October 31, 2019. The unaudited pro forma financial information should be read in conjunction with the historical financial statements of the Target Fund and Acquiring Fund, which are available in their respective annual and semi-annual shareholder reports.

Narrative Description of the Pro Forma Effects of the Reorganization

Note 1 - Reorganization

The unaudited pro forma information has been prepared to give effect to the proposed reorganization of the Target Fund into the Acquiring Fund pursuant to an Agreement and Plan of Reorganization (the “Agreement”) as of the beginning of the period as indicated below in the table.

Target Fund	Acquiring Fund	12 Month Period Ended
Invesco Oppenheimer Global Infrastructure Fund	Invesco Global Infrastructure Fund	October 31, 2019

Basis of Pro Forma Financial Information

The Reorganization will be accounted for as a tax-free reorganization of investment companies; therefore, no gain or loss will be recognized by the Acquiring Fund or its shareholders as a result of the Reorganization. The Target Fund and the Acquiring Fund are both series of a registered open-end management investment company that issues its shares in separate series. The Reorganization would be accomplished by (a) the transfer of the assets and the assumption of the liabilities of the Target Fund by the Acquiring Fund in exchange for shares of a corresponding class of the Acquiring Fund, (b) the distribution of such shares of the corresponding class to Target Fund shareholders, and (c) the distribution of shares in complete liquidation of the Target Fund and the cancellation of the outstanding shares of the Target Fund. The table below shows the class and shares that Target Fund shareholders would have received if the Reorganization were to have taken place on the period ended date in Note 1.

Target Fund Share Class	Shares Exchanged	Acquiring Fund Share Class
Class A	1,572,212	Class A
Class C	116,583	Class C
Class R	318,201	Class R
Class Y	140,587	Class Y
Class R5	879	Class R5
Class R6	8,598,880	Class R6

Under accounting principles generally accepted in the United States of America, the historical cost of investment securities will be carried forward to the surviving entity, the Acquiring Fund, and the results of operations of the Acquiring Fund for pre-reorganization periods will not be restated. All securities held by the Target Fund comply with investment objectives, strategies and restrictions of the Acquiring Fund at period ended date in Note 1.

Note 2 – Net Assets

The table below shows the net assets of the Target Fund, the Acquiring Fund and the Pro Forma Combined Fund net assets as of the dates indicated.

Fund	Net Assets	As-of Date
Invesco Oppenheimer Global Infrastructure Fund (Target Fund)	$127,792,201	October 31, 2019
Invesco Global Infrastructure Fund (Acquiring Fund)	21,735,783	October 31, 2019
Invesco Global Infrastructure Fund (Pro Forma Combined)	$149,527,984	October 31, 2019

54

giving the highest priority to readily available unadjusted quoted prices in an active market for identical assets (Level 1) and the lowest priority to significant unobservable inputs (Level 3), generally when market prices are not readily available or are unreliable. Based on the valuation inputs, the securities or other investments are tiered into one of three levels. Changes in valuation methods may result in transfers in or out of an investment’s assigned level:

Level 1	–	Prices are determined using quoted prices in an active market for identical assets.

Level 2	–	Prices are determined using other significant observable inputs. Observable inputs are inputs that other market participants may use in pricing a security. These may include quoted prices for similar securities, interest rates, prepayment speeds, credit risk, yield curves, loss severities, default rates, discount rates, volatilities and others.

Level 3	–	Prices are determined using significant unobservable inputs. In situations where quoted prices or observable inputs are unavailable (for example, when there is little or no market activity for an investment at the end of the period), unobservable inputs may be used. Unobservable inputs reflect the Fund’s own assumptions about the factors market participants would use in determining fair value of the securities or instruments and would be based on the best available information.

The following is a summary of the tiered valuation input levels, as of October 31, 2019. The level assigned to the securities valuations may not be an indication of the risk or liquidity associated with investing in those securities. Because of the inherent uncertainties of valuation, the values reflected in the financial statements may materially differ from the value received upon actual sale of those investments.

Invesco Oppenheimer Global Infrastructure Fund (Target Fund)	Level 1	Level 2	Level 3	Total
Investments in Securities
Common Stocks & Other Equity Interests	$51,875,610	$66,952,495	$—	$118,828,105
Money Market Funds	8,725,415	—	—	8,725,415

Total Investments	$60,601,025	$66,952,495	$—	$127,553,520

Invesco Global Infrastructure Fund (Acquiring Fund)	Level 1	Level 2	Level 3	Total
Investments in Securities
Common Stocks & Other Equity Interests	$13,611,344	$7,873,533	$—	$21,484,877
Money Market Funds	417,717	—	—	417,717

Total Investments	$14,029,061	$7,873,533	$—	$21,902,594

Invesco Global Infrastructure Fund (Pro Forma Combined)	Level 1	Level 2	Level 3	Total
Investments in Securities
Common Stocks & Other Equity Interests	$65,486,954	$74,826,028	$—	$140,312,982
Money Market Funds	9,143,132	—	—	9,143,132

Total Investments	$74,630,086	$74,826,028	$—	$149,456,114

Note 6 – Reorganization Costs

The Target Fund is expected to incur an estimated $73,000 in Reorganization costs. These costs represent the estimated non-recurring expenses of the Target Fund carrying out its obligations under the Agreement and consist of management’s estimate of professional services fees, printing costs and mailing charges related to the proposed Reorganization. Invesco will bear 100% of the Reorganization costs of the Target Fund due to an expense cap and the Adviser is currently waiving expenses. The Acquiring Fund is not expected to incur any expenses in connection with the Reorganization. The pro forma financial information has not been adjusted for any costs related to the Reorganization.

57

Note 7 – Repositioning Costs

A portion of the Target Fund’s portfolio assets may be sold in connection with the Reorganization (as distinct from normal portfolio turnover). These sales may result in the realization of capital gains, which to the extent not offset by any available capital loss carryovers, would be distributed to shareholders. The percentage of portfolio assets to be repositioned as of 12/10/19 is estimated to be approximately 61% and it may result in a capital gain distribution per share of $0.9136.

Note 8 - Accounting Survivor

The Acquiring Fund will be the accounting survivor. The surviving fund will have the portfolio management team, portfolio composition strategies, investment objective, expense structure and policies/restrictions of the Acquiring Fund.

Note 9 – Tax Information

The Funds intend to comply with the requirements of Subchapter M of the Internal Revenue Code necessary to qualify as a regulated investment company and to distribute substantially all of a Fund’s taxable earnings to shareholders. As such, the Funds will not be subject to federal income taxes on otherwise taxable income (including net realized capital gain) that is distributed to shareholders.

At October 31, 2019, the Target Fund had a capital loss carryforward of approximately $305,539.

At October 31, 2019, the Acquiring Fund did not have capital loss carryforward. For additional information regarding capital loss limitations, please see the section entitled “Federal Income Tax Considerations” in the Information Statement/Prospectus filed in the Form N-14 registration statement with the Securities and Exchange Commission.

58

Pro Forma Financial Information

Invesco Oppenheimer Mid Cap Value Fund into Invesco American Value Fund

The unaudited pro forma financial information set forth below is for informational purposes only and does not purport to be indicative of the financial condition that actually would have resulted if the Reorganization had been consummated. These pro forma numbers have been estimated in good faith based on information regarding the Target Fund and the corresponding Acquiring Fund, each as identified below, for the twelve month period ended October 31, 2019. The unaudited pro forma financial information should be read in conjunction with the historical financial statements of the Target Fund and Acquiring Fund, which are available in their respective annual and semi-annual shareholder reports.

Narrative Description of the Pro Forma Effects of the Reorganization

Note 1 – Reorganization

The unaudited pro forma information has been prepared to give effect to the proposed reorganization of the Target Fund into the Acquiring Fund pursuant to an Agreement and Plan of Reorganization (the “Agreement”) as of the beginning of the period as indicated below in the table.

Target Fund	Acquiring Fund	12 Month Period Ended
Invesco Oppenheimer Mid Cap Value Fund	Invesco American Value Fund	October 31, 2019

Basis of Pro Forma Financial Information

The Reorganization will be accounted for as a tax-free reorganization of investment companies; therefore, no gain or loss will be recognized by the Acquiring Fund or its shareholders as a result of the Reorganization. The Target Fund and the Acquiring Fund are both series of a registered open-end management investment company that issues its shares in separate series. The Reorganization would be accomplished by (a) the transfer of the assets and the assumption of the liabilities of the Target Fund by the Acquiring Fund in exchange for shares of a corresponding class of the Acquiring Fund, (b) the distribution of such shares of the corresponding class to Target Fund shareholders, and (c) the distribution of shares in complete liquidation of the Target Fund and the cancellation of the outstanding shares of the Target Fund. The table below shows the class and shares that Target Fund shareholders would have received if the Reorganization were to have taken place on the period ended date in Note 1.

Target Fund Share Class	Shares Exchanged	Acquiring Fund Share Class
Class A	24,598,383	Class A
Class C	2,933,910	Class C
Class R	1,722,702	Class R
Class Y	2,768,227	Class Y
Class R5	313	Class R5
Class R6	153,403	Class R6

Under accounting principles generally accepted in the United States of America, the historical cost of investment securities will be carried forward to the surviving entity, the Acquiring Fund, and the results of operations of the Acquiring Fund for pre-reorganization periods will not be restated. All securities held by the Target Fund comply with investment objectives, strategies and restrictions of the Acquiring Fund at period ended date in Note 1.

Note 2 – Net Assets

The table below shows the net assets of the Target Fund, the Acquiring Fund and the Pro Forma Combined Fund net assets as of the dates indicated.

Fund	Net Assets	As-of Date
Invesco Oppenheimer Mid Cap Value Fund (Target Fund)	$1,043,630,776	October 31, 2019
Invesco American Value Fund (Acquiring Fund)	1,029,787,323	October 31, 2019
Invesco American Value Fund (Pro Forma Combined)	$2,073,418,099	October 31, 2019

59

Note 5 – Additional Valuation Information

Generally Accepted Accounting Principles (“GAAP”) defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, under current market conditions. GAAP establishes a hierarchy that prioritizes the inputs to valuation methods, giving the highest priority to readily available unadjusted quoted prices in an active market for identical assets (Level 1) and the lowest priority to significant unobservable inputs (Level 3), generally when market prices are not readily available or are unreliable. Based on the valuation inputs, the securities or other investments are tiered into one of three levels. Changes in valuation methods may result in transfers in or out of an investment’s assigned level:

Level 1 –	Prices are determined using quoted prices in an active market for identical assets.

Level 2 –	Prices are determined using other significant observable inputs. Observable inputs are inputs that other market participants may use in pricing a security. These may include quoted prices for similar securities, interest rates, prepayment speeds, credit risk, yield curves, loss severities, default rates, discount rates, volatilities and others.

Level 3 –	Prices are determined using significant unobservable inputs. In situations where quoted prices or observable inputs are unavailable (for example, when there is little or no market activity for an investment at the end of the period), unobservable inputs may be used. Unobservable inputs reflect the Fund’s own assumptions about the factors market participants would use in determining fair value of the securities or instruments and would be based on the best available information.

As of October 31, 2019, all of the securities in Invesco Oppenheimer Mid Cap Value Fund (Target Fund) with a value of $1,043,322,157 and Invesco American Value Fund (Acquiring Fund) with a value of $1,031,039,548 were valued based on Level 1 inputs.

Note 6 – Reorganization Costs

The Target Fund is expected to incur an estimated $217,000 in Reorganization costs. These costs represent the estimated non-recurring expenses of the Target Fund carrying out its obligations under the Agreement and consist of management’s estimate of professional services fees, printing costs and mailing charges related to the proposed Reorganization. Invesco will bear 100% of the Reorganization costs of the Target Fund due to an expense cap and the Adviser is currently waiving expenses. The Acquiring Fund is not expected to incur any expenses in connection with the Reorganization. The pro forma financial information has not been adjusted for any costs related to the Reorganization.

Note 7 – Repositioning Costs

A portion of the Target Fund’s portfolio assets may be sold in connection with the Reorganization (as distinct from normal portfolio turnover). These sales may result in the realization of capital gains, which to the extent not offset by any available capital loss carryovers, would be distributed to shareholders. The Target Fund does not expect to sell any significant portion of its portfolio assets as a result of the Reorganization.

Note 8 – Accounting Survivor

The Acquiring Fund will be the accounting survivor. The surviving fund will have the portfolio management team, portfolio composition strategies, investment objective, expense structure and policies/restrictions of the Acquiring Fund.

Note 9 – Tax Information

The Funds intend to comply with the requirements of Subchapter M of the Internal Revenue Code necessary to qualify as a regulated investment company and to distribute substantially all of a Fund’s taxable earnings to shareholders. As such, the Funds will not be subject to federal income taxes on otherwise taxable income (including net realized capital gain) that is distributed to shareholders.

At October 31, 2019, the Target Fund did not have a capital loss carryforward.

At April 30, 2019, the Acquiring Fund did not have a capital loss carryforward. For additional information regarding capital loss limitations, please see the section entitled “Federal Income Tax Considerations” in the Information Statement/Prospectus filed in Form N-14 registration statement with the Securities and Exchange Commission.

62

Pro Forma Financial Information

Invesco Oppenheimer Real Estate Fund into Invesco Real Estate Fund

The unaudited pro forma financial information set forth below is for informational purposes only and does not purport to be indicative of the financial condition that actually would have resulted if the Reorganization had been consummated. These pro forma numbers have been estimated in good faith based on information regarding the Target Fund and the corresponding Acquiring Fund, each as identified below, for the twelve month period ended August 31, 2019. The unaudited pro forma financial information should be read in conjunction with the historical financial statements of the Target Fund and Acquiring Fund, which are available in their respective annual and semi-annual shareholder reports.

Narrative Description of the Pro Forma Effects of the Reorganization

Note 1 - Reorganization

The unaudited pro forma information has been prepared to give effect to the proposed reorganization of the Target Fund into the Acquiring Fund pursuant to an Agreement and Plan of Reorganization (the “Agreement”) as of the beginning of the period as indicated below in the table.

Target Fund	Acquiring Fund	12 Month Period Ended
Invesco Oppenheimer Real Estate Fund	Invesco Real Estate Fund	August 31, 2019

Basis of Pro Forma Financial Information

The Reorganization will be accounted for as a tax-free reorganization of investment companies; therefore, no gain or loss will be recognized by the Acquiring Fund or its shareholders as a result of the Reorganization. The Target Fund and the Acquiring Fund are both series of a registered open-end management investment company that issues its shares in separate series. The Reorganization would be accomplished by (a) the transfer of the assets and the assumption of the liabilities of the Target Fund by the Acquiring Fund in exchange for shares of a corresponding class of the Acquiring Fund, (b) the distribution of such shares of the corresponding class to Target Fund shareholders, and (c) the distribution of shares in complete liquidation of the Target Fund and the cancellation of the outstanding shares of the Target Fund. The table below shows the class and shares that Target Fund shareholders would have received if the Reorganization were to have taken place on the period ended date in Note 1.

Target Fund Share Class	Shares Exchanged	Acquiring Fund Share Class
Class A	17,300,681	Class A
Class C	2,315,521	Class C
Class R	3,759,754	Class R
Class Y	5,895,587	Class Y
Class R5	446	Class R5
Class R6	13,882,171	Class R6

Under accounting principles generally accepted in the United States of America, the historical cost of investment securities will be carried forward to the surviving entity, the Acquiring Fund, and the results of operations of the Acquiring Fund for pre-reorganization periods will not be restated. All securities held by the Target Fund comply with investment objectives, strategies and restrictions of the Acquiring Fund at period ended date in Note 1.

Note 2 – Net Assets

The table below shows the net assets of the Target Fund, the Acquiring Fund and the Pro Forma Combined Fund net assets as of the dates indicated.

Fund	Net Assets	As-of Date
Invesco Oppenheimer Real Estate Fund (Target Fund)	$1,013,261,397	August 31, 2019
Invesco Real Estate Fund (Acquiring Fund)	1,560,203,015	August 31, 2019
Invesco Real Estate Fund (Pro Forma Combined)	$2,573,464,412	August 31, 2019

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Invesco Real Estate Fund (Pro Forma Combined)	Level 1	Level 2	Level 3	Total
Investments in Securities
Common Stock & Other Equity Interests	$2,551,239,734	$—	$286,501	$2,551,526,235
Money Market Funds	43,981,657	—	—	43,981,657

Total Investments	$2,595,221,391	$—	$286,501	$2,595,507,892

Note 6 – Reorganization Costs

The Target Fund is expected to incur an estimated $165,000 in Reorganization costs. These costs represent the estimated non-recurring expenses of the Target Fund carrying out its obligations under the Agreement and consist of management’s estimate of professional services fees, printing costs and mailing charges related to the proposed Reorganization. Invesco will bear 100% of the Reorganization costs of the Target Fund due to an expense cap and the Adviser is currently waiving expenses. The Acquiring Fund is not expected to incur any expenses in connection with the Reorganization. The pro forma financial information has not been adjusted for any costs related to the Reorganization.

Note 7 – Repositioning Costs

A portion of the Target Fund’s portfolio assets may be sold in connection with the Reorganization (as distinct from normal portfolio turnover). These sales may result in the realization of capital gains, which to the extent not offset by any available capital loss carryovers, would be distributed to shareholders. The percentage of portfolio assets to be repositioned as of 12/10/19 is estimated to be approximately 56% and it may result in a capital gain distribution per share of $3.5096.

Note 8 - Accounting Survivor

The Acquiring Fund will be the accounting survivor. The surviving fund will have the portfolio management team, portfolio composition strategies, investment objective, expense structure and policies/restrictions of the Acquiring Fund.

Note 9 – Tax Information

The Funds intend to comply with the requirements of Subchapter M of the Internal Revenue Code necessary to qualify as a regulated investment company and to distribute substantially all of a Fund’s taxable earnings to shareholders. As such, the Funds will not be subject to federal income taxes on otherwise taxable income (including net realized capital gain) that is distributed to shareholders.

At April 30, 2019, the Target Fund had a capital loss carryforward of approximately $196,183.

At February 28, 2019, the Acquiring Fund did not have a capital loss carryforward. For additional information regarding capital loss limitations, please see the section entitled “Federal Income Tax Considerations” in the Information Statement/Prospectus filed in the Form N-14 registration statement with the Securities and Exchange Commission.

67

Pro Forma Financial Information

Invesco Oppenheimer Rochester Short Duration High Yield Municipal Fund into

Invesco Short Duration High Yield Municipal Fund

The unaudited pro forma financial information set forth below is for informational purposes only and does not purport to be indicative of the financial condition that actually would have resulted if the Reorganization had been consummated. These pro forma numbers have been estimated in good faith based on information regarding the Target Fund and the corresponding Acquiring Fund, each as identified below, for the twelve month period ended August 31, 2019. The unaudited pro forma financial information should be read in conjunction with the historical financial statements of the Target Fund and Acquiring Fund, which are available in their respective annual and semi-annual shareholder reports.

Narrative Description of the Pro Forma Effects of the Reorganization

Note 1 - Reorganization

The unaudited pro forma information has been prepared to give effect to the proposed reorganization of the Target Fund into the Acquiring Fund pursuant to an Agreement and Plan of Reorganization (the “Agreement”) as of the beginning of the period as indicated below in the table.

Target Fund	Acquiring Fund	12 Month Period Ended
Invesco Oppenheimer Rochester Short Duration High Yield Municipal Fund	Invesco Short Duration High Yield Municipal Fund	August 31, 2019

Basis of Pro Forma Financial Information

The Reorganization will be accounted for as a tax-free reorganization of investment companies; therefore, no gain or loss will be recognized by the Acquiring Fund or its shareholders as a result of the Reorganization. The Target Fund and the Acquiring Fund are both series of a registered open-end management investment company that issues its shares in separate series. The Reorganization would be accomplished by (a) the transfer of the assets and the assumption of the liabilities of the Target Fund by the Acquiring Fund in exchange for shares of a corresponding class of the Acquiring Fund, (b) the distribution of such shares of the corresponding class to Target Fund shareholders, and (c) the distribution of shares in complete liquidation of the Target Fund and the cancellation of the outstanding shares of the Target Fund. The table below shows the class and shares that Target Fund shareholders would have received if the Reorganization were to have taken place on the period ended date in Note 1.

Target Fund Share Class	Shares Exchanged	Acquiring Fund Share Class
Class A	61,040,967	Class A
Class C	19,617,374	Class C
Class Y	16,807,612	Class Y

Under accounting principles generally accepted in the United States of America, the historical cost of investment securities will be carried forward to the surviving entity, the Acquiring Fund, and the results of operations of the Acquiring Fund for pre-reorganization periods will not be restated. All securities held by the Target Fund comply with investment objectives, strategies and restrictions of the Acquiring Fund at period ended date in Note 1.

Note 2 – Net Assets

The table below shows the net assets of the Target Fund, the Acquiring Fund and the Pro Forma Combined Fund net assets as of the dates indicated.

Fund	Net Assets	As-of Date
Invesco Oppenheimer Rochester Short Duration High Yield Municipal Fund (Target Fund)	$1,058,043,603	August 31, 2019
Invesco Short Duration High Yield Municipal Fund (Acquiring Fund)	477,210,028	August 31, 2019
Invesco Short Duration High Yield Municipal Fund (Pro Forma Combined)	$1,535,253,631	August 31, 2019

68

Invesco Short Duration High Yield Municipal Fund (Pro Forma Combined)	Level 1	Level 2	Level 3	Total
Investments in Securities
Common Stocks	$28,920	$—	$—	$28,920
Municipal Obligations	—	1,584,707,406	853,789	1,585,561,195
Investments Matured	—	792,500	—	792,500

Total Investments	28,920	1,585,499,906	853,789	1,586,382,615

Other Investments - Assets*
Futures Contracts	7,992	—	—	7,992
Other Investments - Liabilities*
Futures Contracts	(324)	—	—	(324)

Total Other Investments	7,668	—	—	7,668

Total Investments	$36,588	$1,585,499,906	$853,789	$1,586,390,283

*	Unrealized appreciation (depreciation).

Note 6 – Reorganization Costs

The Target Fund is expected to incur an estimated $116,000 in Reorganization costs. These costs represent the estimated non-recurring expenses of the Target Fund carrying out its obligations under the Agreement and consist of management’s estimate of professional services fees, printing costs and mailing charges related to the proposed Reorganization. Invesco will bear 100% of the Reorganization costs of the Target Fund due to an expense cap and the Adviser is currently waiving expenses. The Acquiring Fund is not expected to incur any expenses in connection with the Reorganization. The pro forma financial information has not been adjusted for any costs related to the Reorganization.

Note 7 – Repositioning Costs

A portion of the Target Fund’s portfolio assets may be sold in connection with the Reorganization (as distinct from normal portfolio turnover). These sales may result in the realization of capital gains, which to the extent not offset by any available capital loss carryovers, would be distributed to shareholders. The Target Fund does not expect to sell any significant portion of its portfolio assets as a result of the Reorganization.

Note 8 – Accounting Survivor

The Acquiring Fund will be the accounting survivor. The surviving fund will have the portfolio management team, portfolio composition strategies, investment objective, expense structure and policies/restrictions of the Acquiring Fund.

Note 9 – Tax Information

The Funds intend to comply with the requirements of Subchapter M of the Internal Revenue Code necessary to qualify as a regulated investment company and to distribute substantially all of a Fund’s taxable earnings to shareholders. As such, the Funds will not be subject to federal income taxes on otherwise taxable income (including net realized capital gain) that is distributed to shareholders.

At September 30, 2019, the Target Fund had a capital loss carryforward of approximately $259,954,640.

At August 31, 2019, the Acquiring Fund had a capital loss carryforward of approximately $2,877,979. For additional information regarding capital loss limitations, please see the section entitled “Federal Income Tax Considerations” in the Information Statement/Prospectus filed in the Form N-14 registration statement with the Securities and Exchange Commission.

72

Invesco Oppenheimer Rochester Pennsylvania Municipal Fund (Pro Forma Combined)	Level 1	Level 2	Level 3	Total
Investments in Securities
Municipal Obligations	$—	$886,089,590	$8,023,516	$894,113,106

Note 6 – Reorganization Costs

The Target Fund is expected to incur an estimated $76,000 in Reorganization costs and will bear 100% of these costs. These costs represent the estimated non-recurring expenses of the Target Fund carrying out its obligations under the Agreement and consist of management’s estimate of professional services fees, printing costs and mailing charges related to the proposed Reorganization. The Acquiring Fund is not expected to incur any expenses in connection with the Reorganization. The pro forma financial information has been adjusted for the Target Fund’s expenses to be incurred in connection with the Reorganization.

Note 7 – Repositioning Costs

A portion of the Target Fund’s portfolio assets may be sold in connection with the Reorganization (as distinct from normal portfolio turnover). These sales may result in the realization of capital gains, which to the extent not offset by any available capital loss carryovers, would be distributed to shareholders. The Target Fund does not expect to sell any significant portion of its portfolio assets as a result of the Reorganization.

Note 8 – Accounting Survivor

The Acquiring Fund will be the accounting survivor. The surviving fund will have the portfolio management team, portfolio composition strategies, investment objective, expense structure and policies/restrictions of the Acquiring Fund.

Note 9 – Tax Information

The Funds intend to comply with the requirements of Subchapter M of the Internal Revenue Code necessary to qualify as a regulated investment company and to distribute substantially all of a Fund’s taxable earnings to shareholders. As such, the Funds will not be subject to federal income taxes on otherwise taxable income (including net realized capital gain) that is distributed to shareholders.

At August 31, 2019, the Target Fund had a capital loss carryforward of approximately $4,989,304. For additional information regarding capital loss limitations, please see the section entitled “Federal Income Tax Considerations” in the Information Statement/Prospectus filed in the Form N-14 registration statement with the Securities and Exchange Commission.

At August 31, 2019, the Acquiring Fund did not have a capital loss carryforward.

76

Pro Forma Financial Information

Invesco Small Cap Discovery Fund into Invesco Small Cap Growth Fund

The unaudited pro forma financial information set forth below is for informational purposes only and does not purport to be indicative of the financial condition that actually would have resulted if the Reorganization had been consummated. These pro forma numbers have been estimated in good faith based on information regarding the Target Fund and the corresponding Acquiring Fund, each as identified below, for the twelve month period ended June 30, 2019. The unaudited pro forma financial information should be read in conjunction with the historical financial statements of the Target Fund and Acquiring Fund, which are available in their respective annual and semi-annual shareholder reports.

Narrative Description of the Pro Forma Effects of the Reorganization

Note 1 - Reorganization

The unaudited pro forma information has been prepared to give effect to the proposed reorganization of the Target Fund into the Acquiring Fund pursuant to an Agreement and Plan of Reorganization (the “Agreement”) as of the beginning of the period as indicated below in the table.

Target Fund	Acquiring Fund	12 Month Period Ended
Invesco Small Cap Discovery Fund	Invesco Small Cap Growth Fund	June 30, 2019

Basis of Pro Forma Financial Information

The Reorganization will be accounted for as a tax-free reorganization of investment companies; therefore, no gain or loss will be recognized by the Acquiring Fund or its shareholders as a result of the Reorganization. The Target Fund and the Acquiring Fund are both series of a registered open-end management investment company that issues its shares in separate series. The Reorganization would be accomplished by (a) the transfer of the assets and the assumption of the liabilities of the Target Fund by the Acquiring Fund in exchange for shares of a corresponding class of the Acquiring Fund, (b) the distribution of such shares of the corresponding class to Target Fund shareholders, and (c) the distribution of shares in complete liquidation of the Target Fund and the cancellation of the outstanding shares of the Target Fund. The table below shows the class and shares that Target Fund shareholders would have received if the Reorganization were to have taken place on the period ended date in Note 1.

Target Fund Share Class	Shares Exchanged	Acquiring Fund Share Class
Class A	10,160,958	Class A
Class C	957,668	Class C
Class Y	1,759,115	Class Y
Class R5	1,219,560	Class R5
Class R6	1,874,388	Class R6

Under accounting principles generally accepted in the United States of America, the historical cost of investment securities will be carried forward to the surviving entity, the Acquiring Fund, and the results of operations of the Acquiring Fund for pre-reorganization periods will not be restated. All securities held by the Target Fund comply with investment objectives, strategies and restrictions of the Acquiring Fund at period ended date in Note 1.

Note 2 – Net Assets

The table below shows the net assets of the Target Fund, the Acquiring Fund and the Pro Forma Combined Fund net assets as of the dates indicated.

Fund	Net Assets	As-of Date
Invesco Small Cap Discovery Fund (Target Fund)	$602,078,400	June 30, 2019
Invesco Small Cap Growth Fund (Acquiring Fund)	2,920,902,902	June 30, 2019
Invesco Small Cap Growth Fund (Pro Forma Combined)	$3,522,981,302	June 30, 2019

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readily available or are unreliable. Based on the valuation inputs, the securities or other investments are tiered into one of three levels. Changes in valuation methods may result in transfers in or out of an investment’s assigned level:

Level 1 – Prices are determined using quoted prices in an active market for identical assets.

Level 2 – Prices are determined using other significant observable inputs. Observable inputs are inputs that other market participants may use in pricing a security. These may include quoted prices for similar securities, interest rates, prepayment speeds, credit risk, yield curves, loss severities, default rates, discount rates, volatilities and others.

Level 3 – Prices are determined using significant unobservable inputs. In situations where quoted prices or observable inputs are unavailable (for example, when there is little or no market activity for an investment at the end of the period), unobservable inputs may be used. Unobservable inputs reflect the Fund’s own assumptions about the factors market participants would use in determining fair value of the securities or instruments and would be based on the best available information.

As of June 30, 2019, all of the securities in Invesco Small Cap Discovery Fund (Target Fund) with a value of $600,086,466 and Invesco Small Cap Growth Fund (Acquiring Fund) with a value of $2,927,690,110 were valued based on Level 1 inputs. The level assigned to the securities valuations may not be an indication of the risk or liquidity associated with investing in those securities. Because of the inherent uncertainties of valuation, the values reflected in the financial statements may materially differ from the value received upon actual sale of those investments.

Note 6 – Reorganization Costs

The Target Fund is expected to incur an estimated $135,000 in Reorganization costs. These costs represent the estimated non-recurring expense of the Target Fund carrying out its obligations under the Agreement and consist of management’s estimate of professional services fees, printing costs and mailing charges related to the proposed Reorganization and will bear 100% of these costs. The Acquiring Fund is not expected to incur any expenses in connection with the Reorganization. The pro forma financial information has not been adjusted for any costs related to the Reorganization.

Note 7 – Repositioning Costs

A portion of the Target Fund’s portfolio assets may be sold in connection with the Reorganization (as distinct from normal portfolio turnover). These sales may result in the realization of capital gains, which to the extent not offset by any available capital loss carryovers, would be distributed to shareholders. The percentage of portfolio assets to be repositioned as of 12/10/19 is estimated to be approximately 14% and it may result in a capital gain distribution per share of $0.4352.

Note 8 - Accounting Survivor

The Acquiring Fund will be the accounting survivor. The surviving fund will have the portfolio management team, portfolio composition strategies, investment objective, expense structure and policies/restrictions of the Acquiring Fund.

Note 9 – Tax Information

The Funds intend to comply with the requirements of Subchapter M of the Internal Revenue Code necessary to qualify as a regulated investment company and to distribute substantially all of a Fund’s taxable earnings to shareholders. As such, the Funds will not be subject to federal income taxes on otherwise taxable income (including net realized capital gain) that is distributed to shareholders.

At August 31, 2019, the Target Fund did not have a capital loss carryforward.

At December 31, 2018, the Acquiring Fund did not have capital loss carryforward.

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